                                                Filed Pursuant To Rule 424(b)(1)
                                                    Reg. Statement No. 333-32993

                                2,950,000 SHARES

                           FIRST ALLIANCE CORPORATION

                              CLASS A COMMON STOCK
                               ------------------

    All of the shares of the Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of First Alliance Corporation, a Delaware corporation (together with its subsidiaries, the "Company"), offered hereby (the "Public Offering") are being sold by the Brian and Sarah Chisick Revocable Trust U/A 3-7-79 (the "Selling Stockholder" or the "Trust") of which Brian and Sarah Chisick are co-trustees. Mr. Chisick is the President and Chief Executive Officer of the Company and Chairman of its Board of Directors. Mrs. Chisick is a director of the Company. The shares of Class A Common Stock offered hereby are currently held by the Trust in the form of shares of the Company's Class B Common Stock, $.01 par value per share (the "Class B Common Stock"). Such shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock at the option of the Trust or upon the occurrence of certain events, including the transfer of such shares to anyone other than certain persons affiliated with Mr. and Mrs. Chisick. Accordingly, upon the consummation of the Public Offering and assuming that the purchasers of the shares offered hereby are not affiliated with Mr. and Mrs. Chisick, the shares of Class B Common Stock currently held by the Trust will automatically convert into an equal number of shares of Class A Common Stock and such shares of Class A Common Stock will be delivered to the purchasers in the Public Offering.

    The Class A Common Stock, which is offered hereby, has one vote per share, and the Class B Common Stock has four votes per share. See "Description of Capital Stock." Upon completion of the Public Offering and assuming the Underwriters' over-allotment option is not exercised, the issued and outstanding shares of Class A Common Stock and Class B Common Stock that will be held or controlled by Mr. and Mrs. Chisick and certain of the executive officers and directors of the Company and related parties will have approximately 82% of the combined voting power of all outstanding shares of capital stock of the Company.

    The Class A Common Stock is listed for trading on the Nasdaq National Market ("Nasdaq") under the symbol "FACO." On September 10, 1997, the last reported sales price of the Class A Common Stock on Nasdaq was $28 7/16 per share. See "Price Range of Class A Common Stock and Dividend Policy."
                           --------------------------

    SEE "RISK FACTORS" ON PAGES 9 THROUGH 16 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.
                             ---------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
        COMMISSION PASSED
             UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                  REPRESENTATION TO THE CONTRARY IS A CRIMINAL
                                    OFFENSE.

                                         PRICE TO            UNDERWRITING DISCOUNTS AND           PROCEEDS TO
                                          PUBLIC                   COMMISSIONS(1)           SELLING STOCKHOLDER(2)
Per Share.....................            $28.00                        $1.40                       $26.60
Total (3).....................          $82,600,000                  $4,130,000                   $78,470,000

(1) See "Underwriting" for information relating to indemnification of the Underwriters.

(2) Does not reflect expenses of the Public Offering, estimated to be $513,784, of which the Selling Stockholder will pay an estimated $284,000 and the Company will pay an estimated $230,000.

(3) The Selling Stockholder has granted the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to 442,500 additional shares of Class A Common Stock solely to cover over-allotments, if any. To the extent that the option is exercised, the Underwriters will offer the additional shares at the Price to Public shown above. If the option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to Selling Stockholder will be $94,990,000, $4,749,500 and $90,240,500, respectively. See "Underwriting."
                           --------------------------

    The shares of Class A Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, and subject to the right of the Underwriters to reject any order in whole or part. It is expected that delivery of the shares of Class A Common Stock will be made against payment therefor at the offices of Friedman, Billings, Ramsey & Co., Inc., Arlington, Virginia, or in book entry form through the book entry facilities of the Depository Trust Company, on or about September 17, 1997.

                           --------------------------

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                   BEAR, STEARNS & CO. INC.

                                       MONTGOMERY SECURITIES

               THE DATE OF THIS PROSPECTUS IS SEPTEMBER 12, 1997

                           FIRST ALLIANCE CORPORATION

                         Retail Branch Office Locations

      [MAP WITH FIRST ALLIANCE CORPORATION RETAIL BRANCH OFFICE LOCATIONS]

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS WHICH STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE CLASS A COMMON STOCK. SUCH TRANSACTIONS MAY BE EFFECTED IN THE NASDAQ NATIONAL MARKET SYSTEM, IN THE OVER THE COUNTER MARKET, OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME. SEE "UNDERWRITING."

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS (AND THE SELLING STOCKHOLDER) MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK ON THE NASDAQ NATIONAL MARKET SYSTEM IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS. INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS CONTAINS "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD LOOKING TERMINOLOGY, SUCH AS "MAY," "WILL," "EXPECT," "ANTICIPATE," "ESTIMATE" OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE COMPANY'S ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS. FACTORS THAT MIGHT CAUSE SUCH A DIFFERENCE INCLUDE THOSE DISCUSSED UNDER "RISK FACTORS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND "BUSINESS," AS WELL AS GENERAL ECONOMIC AND BUSINESS CONDITIONS, COMPETITION AND OTHER FACTORS DISCUSSED ELSEWHERE IN THIS PROSPECTUS. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS THAT MAY REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR THE OCCURRENCE OF ANTICIPATED OR UNANTICIPATED EVENTS.

    The Company originates, purchases, sells and services non-conventional mortgage loans secured primarily by first mortgages on single family residences. The Company focuses on a distinct segment of the home equity lending market by concentrating its marketing efforts on homeowners believed by management of the Company, based on historical customer profiles, to be pre-disposed to using the Company's products and services while satisfying its underwriting guidelines. The Company originates loans through its retail branch network, which is currently comprised of 27 offices in the United States (seven of which are located in California, two of which are located in each of Florida, Illinois, Maryland, New Jersey and New York, and one of which is located in each of Arizona, Colorado, Georgia, Massachusetts, Ohio, Oregon, Pennsylvania, Utah, Virginia and Washington) and four offices in the United Kingdom. The Company intends to continue to expand its retail branch network on a national and international basis. The Company also purchases loans from other originators.

    The Company's customers, who use loans from the Company principally to consolidate indebtedness or to finance other consumer needs rather than to purchase homes, consist of two primary groups. The first group consists of individuals who are unable to obtain mortgage financing from banks, savings and loan institutions and other companies that have historically provided loans to individuals with favorable credit characteristics ("Conventional Lending Institutions"). These individuals often have impaired or unsubstantiated credit characteristics and/or unverifiable income and respond favorably to the Company's marketing. The second group consists of individuals who could qualify for loans from Conventional Lending Institutions but instead choose to use the Company's products and services. The Company's experience has shown that these individuals are attracted by the Company's high degree of personalized service and timely response to loan applications. Each category of customers has historically been willing to pay the Company's loan origination fees and interest rates that are typically higher than the fees and rates charged by Conventional Lending Institutions. See "Business--Underwriting."

    The Company has historically generated positive cash flow due principally to the magnitude of its retail loan origination fees. The loan origination and processing fees charged to the borrower are included in the principal balance of the loan originated. The Company funds such loans out of available cash or by drawing on either of its two secured revolving lines of credit in the United States aggregating $150 million or its one secured revolving line of credit in the United Kingdom of L25 million (the "Warehouse Financing Facilities"). For loans financed through available cash, the Company receives its loan origination and processing fees in cash upon sale of the loan. For loans financed through the Warehouse Financing Facilities, the Company generally receives cash in the amount of the loan origination and processing fees, subject to certain limitations, at the time of the Warehouse Financing Facilities borrowing and prior to the time the Company recognizes such fees for accounting purposes as a component of loan origination and sale revenue, which occurs upon the sale of the loan.

    The Company's substantial expansion of its retail branch network and the ability to Securitize (as defined below) its loans have contributed significantly to the increase in the Company's loan origination volume. From 1992 to 1996, retail originations increased at a compounded annual growth rate of 33%, and for the first six months of 1997, retail originations increased 34% from the corresponding period in 1996. As a result, the Company's net income, on a pro forma basis (treating the Company as a C corporation for all periods), increased at a compounded annual growth rate of 38% from 1992 to 1996. For the first six months of 1997, net income increased 54% from pro forma net income for the corresponding period in 1996.

    In a securitization ("Securitization"), the Company pools and sells its loans to a real estate mortgage investment conduit trust (a "REMIC Trust") in exchange for securities issued by the REMIC Trust. The REMIC Trust securities are either senior rights to receive scheduled interest and principal ("Regular Interests") or a subordinated right to receive certain excess cash flow generated by the Securitized loans (a "Residual Interest"). The Company generally sells immediately to the public the Regular Interests it receives from the REMIC Trusts and retains the Residual Interest.

    During 1996 and the first six months of 1997, the Company's Securitization volume as a percentage of loan sales was 79% and 69%, respectively. The Company anticipates that it will continue to Securitize a majority of its loan originations in the future and sell those originations which do not satisfy the Company's criteria for Securitization. Such loans are sold on a servicing released basis to unaffiliated wholesale purchasers on either a bulk or flow basis. These wholesale loan sales enable the Company to realize a return on all loans generated by its marketing efforts by retaining loan origination fees without retaining the associated credit risk. As the Company continues to service loans sold through Securitizations, the Company's loan servicing portfolio (the "Servicing Portfolio") has increased from $240.2 million at December 31, 1992 to $692.2 million at June 30, 1997.

                              RECENT DEVELOPMENTS

    HIGH LTV PROGRAM. In July 1997, the Company entered into an agreement with Mego Mortgage Corporation ("Mego") under which the Company will originate loan products ("High LTV Loans") according to Mego's underwriting guidelines for purposes of debt consolidation and/or home improvement at loan-to-value ratios ("LTVs") of up to 125%. The Company will sell such High LTV Loans on a servicing released basis to Mego soon after funding. The Company believes the origination and sale of High LTV Loans, which would not otherwise satisfy the Company's underwriting guidelines, will allow the Company to realize additional revenue from leads already generated by its marketing efforts.

    CREDIT CARD PROGRAM. The Company has entered into a credit card relationship with Fidelity Federal Bank, A Federal Savings Bank ("Fidelity"). Under this relationship, Fidelity will issue real estate secured credit cards ("Affinity Cards") that bear the Company's name and that the Company will market and service. The Company believes the terms of the Affinity Cards, including the tax deductibility of interest paid on outstanding balances for most customers, will be attractive to potential borrowers.

    Fidelity will fund the Affinity Card balances, on which it will earn a guaranteed yield. Fidelity will pay the Company for its solicitation, customer relations and collection services and for the credit enhancement of the credit card balances provided by the Company. Under the terms of this credit enhancement, the Company has guaranteed a minimum yield to Fidelity and has agreed to indemnify Fidelity for any losses it may incur as a result of the Affinity Card program.

    The Company intends to market the Affinity Card using marketing procedures and underwriting guidelines substantially similar to those used by the Company in marketing its mortgage loan products. Accordingly, the Company expects that many of the individuals solicited for mortgage loan products may also be solicited for the Affinity Card, thereby resulting in relatively lower marketing expenditures for the Affinity Card than would otherwise be expected.

    ACQUISITION OF BANK. In June 1997, the Company entered into a definitive agreement to acquire Standard Pacific Savings, F.A., a federally chartered savings association based in Newport Beach, California (the "Bank") with deposits insured by the Federal Deposit Insurance Corporation (the "FDIC"). The cost of the acquisition, which will be $0.6 million in excess of the Bank's stockholder's equity at the date of acquisition, is currently estimated to be $9.0 million. The acquisition is subject to the approval of the Office of Thrift Supervision (the "OTS").

    Although the Company expects the Bank to continue to accept deposits and provide other financial services, the primary purpose of the acquisition is to expand the Company's credit card finance business. Initially, the credit card products offered by the Bank will be limited to a real estate secured credit card product with substantially the same features as the Affinity Card. The Company intends to market this credit card in the same manner as the Affinity Card. While the Company expects, for the immediate future, to conduct the Affinity Card program concurrently with any credit card program conducted by the Bank, it is anticipated that the Company will transfer the Affinity Card program, and any outstanding balances thereunder, from Fidelity to the Bank during the first year of operation. See "Business-- General" and "Regulation."

    RETAIL BRANCH NETWORK EXPANSION. As a part of its continuing retail branch network expansion, since the Company's initial public offering of equity in July 1996 (the "Initial Public Offering"), the Company has opened eight branch offices in four states and four branch offices in the United Kingdom.

    The Company maintains its principal office at 17305 Von Karman Avenue, Irvine, California 92614-6203. Its telephone number is (714) 224-8500.

                              THE PUBLIC OFFERING

Class A Common Stock offered by
  the Selling Stockholder:          2,950,000 shares (1)

Capital Stock to be Outstanding after the Public Offering:

  Class A Common Stock............  6,705,343 shares (1)(2)

  Class B Common Stock............  7,770,715 shares (1)(3)

    Total.........................  14,476,058 shares

Voting Rights.....................  Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled
                                    to four votes on most matters requiring a shareholder
                                    vote. See "Description of Capital Stock--Common Stock."

Nasdaq National Market Symbol for
  the Class A Common Stock........  FACO

Risk Factors......................  See "Risk Factors" for a discussion of certain material factors that should be considered in connection with an
                                    investment in the Class A Common Stock offered hereby.

------------------------

(1) Does not give effect to exercise of the over-allotment option for 442,500 shares.

(2) Excludes 607,707 shares of Class A Common Stock reserved for issuance upon the exercise of options granted or available for grants under the Company's stock incentive plan. See "Description of Capital Stock."

(3) Class B Common Stock is convertible into Class A Common Stock on a one for one basis at the option of the holder and in certain other circumstances. See "Description of Capital Stock."

                                  RISK FACTORS

    See "Risk Factors" for a description of certain factors that should be considered carefully in evaluating an investment in the shares of Class A Common Stock offered by this Prospectus. Such risks include, among others, a possible decline of collateral value, the Company's focus on credit impaired borrowers, interest rate risks, regulatory and legislative risks, including risks associated with becoming a savings and loan holding company, a possible reduction in the availability of funding sources, the Company's dependence on Securitizations and the possible inaccuracy of its valuation of mortgage servicing rights and Residual Interests, competition, the concentration of the Company's operations in California, the possible inability of the Company to continue its growth strategy, loan delinquencies and defaults, risks associated with implementation of the Affinity Card program, the possible termination of the Company's servicing rights, the anti-takeover effect of the Company's capital structure, the Company's dependence on key personnel, the possible volatility of the stock price, the effect on share price of shares available for future sale, the control of the Company by certain stockholders and no expectation of cash dividends.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                                                  SIX MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,                       JUNE 30,
                                         -----------------------------------------------------  --------------------
                                           1992       1993      1994(1)     1995      1996(2)     1996       1997
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
  Gain (loss) on sale of loans.........  $   1,731  $   2,056  $  (1,547) $   8,982  $  10,965  $   3,256  $  10,436
  Origination fees and other...........     18,275     20,433     29,449     26,484     37,206     17,995     21,350
  Servicing and other fee revenue......      7,145      8,989      9,106      8,614      8,854      4,487      3,855
  Interest revenue.....................      2,285      4,452      8,650     14,624     13,562      6,035      9,034
  Total revenue........................     29,468     35,950     45,802     58,880     70,871     31,834     44,681
  Interest expense.....................        871      2,106      3,744      4,167      2,655      1,787        712
  Noninterest expense..................     17,934     22,881(3)    26,824(3)    23,693    29,977    12,881    17,941
  Income before income tax provision...     10,663     10,963     15,234     31,020     38,239     17,166     26,028
  Net income...........................     10,395     10,741     14,871     30,542     32,139     16,909     15,550
  Net income per share.................       0.98       1.01       1.40       2.87       2.59       1.59       1.05
  Pro forma net income (4).............      6,291      6,468      8,988     18,302     22,561     10,128          -
  Pro forma net income per share (4)...       0.43       0.44       0.61       1.24       1.53       0.69          -
  Income before income tax provision as
    a % of revenue.....................       36.2%      30.5%      33.3%      52.7%      54.0%      53.9%      58.3%
  Dividends declared...................  $   3,987  $   5,853  $  17,341  $  12,205  $  60,080(5) $  59,121(5)         -
STATEMENT OF FINANCIAL CONDITION DATA:
  Cash and cash equivalents............  $   1,111  $   4,387  $   5,298  $   4,019  $  27,414  $   8,858  $  17,093
  Loans held for sale..................     10,080     74,196     18,676     24,744     11,023     12,718     18,075
  Residual interests...................      2,792      6,879     11,645     19,705     29,253     22,354     37,377
  Total assets.........................     24,517     99,855     48,266     66,911     87,457     64,180     99,974
  Total borrowings.....................        966     68,773     14,839     19,356        131     55,285        109
  Stockholders' equity.................     21,566     26,454     23,984     42,321     77,978        109(5)    88,451
OTHER DATA:
  Loan originations and purchases:
    Retail originations................  $  93,596  $ 195,907  $ 221,839  $ 216,566  $ 291,807  $ 135,147  $ 181,681
    Wholesale purchases................     13,622     84,034     91,826     24,078     32,681     20,791     38,441
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total............................  $ 107,218  $ 279,941  $ 313,665  $ 240,644  $ 324,488  $ 155,938  $ 220,122
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Average retail origination loan
    size...............................  $      36  $      54  $      66  $      69  $      83  $      83  $      87
  Number of retail branches............         11         11         13         17         23         19         29
  Weighted average interest rate on
    loan originations and purchases....       13.6%       9.5%       8.7%      10.3%       9.6%       9.5%       9.4%
  Weighted average initial combined
    loan-to-value ratio................       48.5%      55.2%      56.2%      59.3%      62.2%      62.4%      63.5%
  Loan sales:
    Securitizations....................  $  39,024  $ 141,795  $ 350,331  $ 167,974  $ 267,661  $ 127,675  $ 148,003
    Whole loan sales...................     69,298     70,554     22,857     65,251     71,864     42,400     66,518
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total............................  $ 108,322  $ 212,349  $ 373,188  $ 233,225  $ 339,525  $ 170,075  $ 214,521
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                         ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Servicing portfolio..................  $ 240,221  $ 385,570  $ 555,685  $ 613,791  $ 641,191  $ 603,851  $ 692,243
  Total delinquencies as a % of the
    servicing portfolio................        5.0%       4.0%       4.3%       5.8%       5.5%       6.1%       4.1%
  Real estate owned as a % of the
    servicing portfolio................        0.6%       0.9%       0.6%       1.3%       0.6%       1.1%       0.7%
  Losses on real estate owned as a % of
    the average servicing portfolio
    during the period..................       0.02%      0.02%      0.01%      0.03%      0.35%      0.26%(6)      0.30%(6)

------------------------------

    In June 1997, the Company entered into a definitive agreement to acquire the Bank. For pro forma condensed consolidated financial statements reflecting such acquisition see "Unaudited Pro Forma Condensed Consolidated Financial Information."

(1) The Company typically Securitizes or sells most of its loan originations and purchases within each year. At the end of 1993, the Company had $74 million of loans held for sale resulting in increased assets and increased borrowings on the Warehouse

    Financing Facilities. These loans were sold in 1994 resulting in an increase in the ratio of loan sales to loan originations and purchases in 1994 as compared to other years.

(2) During 1996, the Company completed the Initial Public Offering whereby 4,025,000 shares of Class A Common Stock were issued and the Company changed its tax status from that of an S corporation to that of a C corporation. The Company received $63 million of net proceeds from the Initial Public Offering, of which $45 million was used to pay the S Distribution Notes (as defined in Note 5 below).

(3) During 1994 and 1993, the Company incurred legal expenses and settlement costs of $7 million and $2 million, respectively, related to litigation initiated in December 1989.

(4) Pro forma amounts reflect adjustments for federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation. The Company ceased to be an S corporation concurrent with the Initial Public Offering in July 1996. Pro forma net income per share assumes that the total number of shares outstanding upon completion of the Initial Public Offering were outstanding in all prior periods.

(5) Included in dividends in 1996 is $45 million of S distribution dividends made in the form of promissory notes (the "S Distribution Notes") in anticipation of the Initial Public Offering. Stockholders' equity as of June 30, 1996 reflects this dividend. Historical dividends include dividends used by the stockholders to pay income taxes on the Company's S corporation earnings and are not indicative of the Company's present dividend policy.

(6) Annualized.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE SHARES OF CLASS A COMMON STOCK OFFERED BY THIS PROSPECTUS.

DECLINE OF COLLATERAL VALUE MAY ADVERSELY AFFECT LOAN-TO-VALUE RATIOS

    The Company's business may be adversely affected by declining real estate values. Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the LTVs of loans previously made by the Company, thereby weakening collateral coverage and increasing the possibility of a loss in the event of a borrower default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. Because of the Company's focus on, among others, borrowers who are unable to obtain mortgage financing from conventional mortgage sources, the actual rates of delinquencies, foreclosures and losses on such loans could be higher under adverse economic conditions than those currently experienced in the mortgage lending industry in general. Any sustained period of such increased delinquencies, foreclosures or losses could adversely affect the Company's results of operations and financial condition.

CREDIT IMPAIRED BORROWERS MAY RESULT IN INCREASED DELINQUENCY RATES

    Loans made to borrowers who may be unable to obtain mortgage financing from conventional sources may entail a higher risk of delinquency and higher losses than loans made to borrowers who utilize conventional mortgage sources. As of March 31, 1997 and December 31, 1996, total delinquent loans as a percentage of the Company's Servicing Portfolio were 4.4% and 5.5%, respectively, as compared to 4.4% as of both such dates for the portfolios of the mortgage banking industry as a whole according to the Mortgage Bankers Association. While the Company employs underwriting criteria and collection methods to mitigate the higher risks inherent in loans made to these borrowers, no assurance can be given that such criteria or methods will afford adequate protection against such risks. In the event that pools of loans sold and serviced by the Company experience higher delinquencies, foreclosures or losses than anticipated, the Company's results of operations or financial condition could be adversely affected.

IMPACT OF REGULATION AND LEGISLATION; REGULATORY ENFORCEMENT

    The Company's business is subject to extensive regulation, supervision and licensing by governmental authorities in the United States (including federal, state and local authorities) and the United Kingdom. The Company is also subject to various laws, regulations and judicial and administrative decisions imposing requirements and restrictions on part or all of its operations. The Company's consumer lending activities are subject to the Truth-in-Lending Act (including the Home Ownership and Equity Protection Act of 1994), the Fair Housing Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Real Estate Settlement Procedures Act ("RESPA"), the Home Mortgage Disclosure Act and the Fair Debt Collection Practices Act and regulations promulgated thereunder and the United Kingdom Consumer Credit Act of 1974, as well as other United States federal and state and United Kingdom statutes and regulations affecting the Company's activities. The Company is also subject to the rules and regulations of, and examinations by, state and United Kingdom regulatory authorities with respect to originating, processing, underwriting, selling, Securitizing and servicing loans. These rules and regulations, among other things, (i) impose licensing obligations on the Company, (ii) establish eligibility criteria for mortgage loans, (iii) prohibit discrimination, (iv) provide for inspections and appraisals of properties, (v) require credit reports on loan applicants, (vi) regulate assessment, collection, foreclosure and claims handling, investment and interest payments on escrow balances and payment features, (vii) mandate certain disclosures and notices to borrowers and (viii) in some cases, fix maximum interest rates, fees and mortgage loan amounts. Failure to comply with these requirements can lead to termination or suspension of the Company's servicing rights without compensation to the Company, demands for indemnification or mortgage loan repurchases, certain rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. Recent Federal legislation, the Riegle Community Development and Regulatory Improvement Act (the "Riegle Act"), has focused additional regulation on mortgage loans having relatively higher origination fees and interest rates, such as those made by the Company, and the Company expects its business to be the focus of additional United States federal and state legislation, regulation and possible enforcement in the future. In addition, the United Kingdom Office of Fair Trade recently has expressed regulatory concern with respect to certain mortgage loan products and practices, which may include those utilized by the Company.

    The Company's placement of insurance covering improvements on real property that secures the Company's loan to a borrower is subject to state and federal statutes and regulations applicable to "force placed" insurance. The Company receives a fee in connection with its placement of such insurance in California, which activity is not required to be licensed. Historically, the Company also received a fee in connection with the placement of such insurance outside California. While the Company does not believe, based on the advice of regulatory counsel, that it was required to be licensed in connection with such activity, a state insurance regulator or a court could take a different interpretation. The rules and regulations governing force placed insurance impose certain disclosure and notice requirements on the Company prior to effecting such insurance coverage, impose limitations on the Company's ability to accept or reject insurance coverage offered by a borrower and impose restrictions on the fees and costs which the Company may charge the borrower with respect to such insurance. The Company's sale of credit life insurance and credit disability insurance in California is subject to statutes and regulations in that state applicable to insurance producers. Failure to comply with any of the foregoing state and federal requirements could lead to imposition of civil penalties on the Company, class action lawsuits and administrative enforcement actions.

    The laws and regulations described above are subject to legislative, administrative and judicial interpretation, and certain of these laws and regulations have been infrequently interpreted or only recently enacted. Infrequent interpretations of these laws and regulations or an insignificant number of interpretations of recently enacted regulations can result in ambiguity with respect to permitted conduct under these laws and regulations. Any ambiguity under the regulations to which the Company is subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to the Company's compliance with the applicable laws and regulations. As a mortgage lender, the Company has been, and expects to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to its compliance with applicable laws and regulations. The Company's lending practices have in the past been and currently are under regulatory review by various state authorities. Although the Company utilizes systems and procedures to facilitate compliance with these legal requirements and believes that it is in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that existing laws and regulations will not be interpreted in a more restrictive manner, which could make compliance more difficult or expensive. See "Business-- Regulation."

RISKS RELATING TO ACQUISITION OF THE BANK

    If the acquisition of the Bank is consummated, First Alliance Corporation ("FACO") will become a unitary savings and loan holding company. As such, FACO will be subject to a complex body of laws and regulations, which could impose substantial compliance burdens on the Company and expose it to material risks. Among others, these regulations would restrict the extent of transactions that could be entered into between the Bank and its subsidiaries, on the one hand, and FACO and its non-bank subsidiaries, on the other hand. In addition, the Company's operating subsidiary, First Alliance Mortgage Company ("FAMCO"), would be subject to the possibility of examination and supervision by the OTS as an "affiliate" of the Bank. If the Bank fails to satisfy certain requirements of applicable law and regulation relating to the amount of its assets dedicated to residential mortgage finance and credit card activities, the

Bank could be converted to a commercial bank, in which case FACO would become a bank holding company subject to a more restrictive body of law and regulation imposing even greater compliance burdens on the Company and exposing it to greater risks than those applicable to the Company as a unitary savings and loan holding company. See "Business--Regulation and Supervision--Bank."

RISKS RELATING TO SECURED CREDIT CARD PROGRAM

    The Company's credit card relationship with Fidelity provides, among other things, for the Company to guarantee the yield to be earned by Fidelity and to indemnify Fidelity against losses Fidelity may incur as a result of the Affinity Card program. Accordingly, the Company is subject to certain risks with respect to such guarantee and indemnification. Changes in laws and regulations applicable to the Affinity Cards could adversely affect the demand for acquisition and use of Affinity Cards by consumers and therefore could adversely affect the benefits of the Affinity Card program or result in losses to the Company. Such changes in laws and regulations similarly could reduce or eliminate the anticipated benefit to the Company of the acquisition of the Bank, which acquisition is being undertaken by the Company in large part because of the potential benefit to the Company from the proposed issuance of secured credit cards by the Bank.

ELIMINATION OF DEDUCTIBILITY OF MORTGAGE INTEREST COULD ADVERSELY AFFECT RESULTS
  OF OPERATIONS

    Members of Congress, government officials and political candidates have from time to time suggested the elimination of the mortgage interest deduction for federal income tax purposes, either entirely or in part, based on borrower income, type of loan or principal amount. Because many of the Company's loans are made to borrowers for the purpose of consolidating consumer debt or financing other consumer needs, the competitive advantages of tax deductible interest, when compared with alternative sources of financing, could be eliminated or seriously impaired by such government action. Accordingly, the reduction or elimination of these tax benefits could have a material adverse effect on the demand for mortgage loans of the kind offered by the Company and with respect to the Company's real estate secured credit card programs.

RISK OF LITIGATION

    In the ordinary course of its business, the Company is subject to claims made against it by borrowers and investors who have purchased loans from the Company arising from, among other things, losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentations, errors and omissions of employees, officers and agents of the Company (including its appraisers), incomplete documentation and failures by the Company to comply with various laws and regulations applicable to its business. The Company believes that liability with respect to any currently asserted claims or legal actions is not likely to be material to the Company's consolidated results of operations or financial condition; however, any claims asserted in the future may result in legal expenses or liabilities that could have a material adverse effect on the Company's results of operations and financial condition and could distract members of management from the operations of the Company.

FLUCTUATIONS IN INTEREST RATES MAY ADVERSELY AFFECT PROFITABILITY

    The profitability of the Company is likely to be adversely affected during any period of rapid changes in interest rates. A substantial and sustained increase in interest rates could adversely affect the spread between the rate of interest received by the Company on its loans and the interest rates payable under the Warehouse Financing Facilities during the period of time between the funding or purchase of a mortgage loan and its sale (the "Warehousing Period") or the pass-through rate for Regular Interests issued in Securitizations. Such interest rate increases could also affect the ability of the Company to originate and purchase loans. A significant decline in interest rates could decrease the Servicing Portfolio by increasing the level of loan prepayments.

    Although the Company employs a hedging strategy to diminish the impact of interest rate changes on its business, an effective hedging strategy is complex and no hedging strategy can completely insulate the Company from interest rate risks. The nature and timing of hedging transactions may impact the effectiveness of hedging strategies. Poorly designed strategies or improperly executed transactions may increase rather than mitigate risk. In addition, hedging involves transaction and other costs, and such costs could increase as the period covered by the hedging protection increases or in periods of rising and fluctuating interest rates. Therefore, the Company may be prevented from effectively hedging its interest rate risks, which could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Interest Rate Risk Management."

DEPENDENCE ON SECURITIZATIONS AND IMPACT ON QUARTERLY OPERATING RESULTS

    Gain on sale of loans generated by the Company's Securitizations represents a significant portion of the Company's revenues and net income. Furthermore, the Company relies significantly on Securitizations to generate cash proceeds for repayment of its Warehouse Financing Facilities and enable the Company to originate and purchase additional loans. Several factors affect the Company's ability to complete Securitizations, including conditions in the securities markets generally, conditions specifically in the markets for securities that are backed by financial assets, such as home equity, credit card or trade receivables, equipment or automobile loans or leases ("Asset-Backed Securities"), the credit quality of the Company's Servicing Portfolio and the Company's ability to obtain credit enhancement. Any substantial reductions in the size or availability of the Securitization market for the Company's loans could have a material adverse effect on the Company's results of operations and financial condition.

    The Company's revenues and net income have fluctuated in the past and are expected to fluctuate in the future principally as a result of the timing and size of its Securitizations. Several factors affecting the Company's business can cause significant variations in its quarterly results of operations. In particular, variations in the volume of the Company's loan originations and purchases, the differences between the Company's cost of funds and the average interest rates of originated or purchased loans, the effectiveness of the Company's hedging strategies, the pass-through rate for Regular Interests issued in Securitizations, and the timing and size of Securitizations can result in significant increases or decreases in the Company's revenues from quarter to quarter. A delay in closing a Securitization during a particular quarter would postpone recognition of gain on sale of loans. In addition, unanticipated delays in closing a Securitization could also increase the Company's exposure to interest rate fluctuations by increasing the Warehousing Period for its loans. If the Company were unable to profitably Securitize a sufficient number of its loans in a particular reporting period, the Company's revenues for such period would decline and would result in lower net income and possibly a net loss for such period, and could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LOSS OF HISTORICAL LOAN ORIGINATION FEES COULD ADVERSELY AFFECT RESULTS OF
  OPERATIONS

    The Company has historically generated positive cash flow due, in large part, to its customary loan origination fees. Net loan origination fees constituted 49.2%, 52.1%, 43.1% and 61.9% of the Company's total revenues for the first six months of 1997 and for the years 1996, 1995 and 1994, respectively. Any reduction in the amount of the Company's loan origination fees, whether by reason of regulation, competition or otherwise, will negatively impact the Company's cash flow and could have a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION COULD ADVERSELY AFFECT RESULTS OF OPERATIONS

    Competition in the mortgage financing business is intense. The mortgage financing market is highly fragmented and has been serviced by mortgage brokers, mortgage banking companies, commercial banks, credit unions, savings institutions, and finance companies. Many of these competitors have greater financial resources and may have significantly lower costs of funds than the Company. Even after the Company has made a loan to a borrower, the Company's competitors may seek to refinance the Company's loan in order to offer additional loan amounts or reduce payments. Furthermore, the profitability of the Company and other similar lenders is attracting additional competitors into this market, with the possible effect of reducing the Company's ability to charge its customary origination fees and interest rates. In addition, as the Company expands into new geographic markets, it will face competition from lenders with established positions in these locations. There can be no assurance that the Company will be able to continue to compete successfully in the markets it serves. Such an event could have a material adverse effect on the Company's results of operations and financial condition. See "Business-- Competition."

LOSS OF FUNDING SOURCES COULD ADVERSELY AFFECT RESULTS OF OPERATIONS

    The Company funds substantially all of the loans which it originates or purchases through borrowings under the Warehouse Financing Facilities and internally generated funds. These borrowings are in turn repaid with the proceeds received by the Company from selling such loans through loan sales or Securitizations. Any failure to renew or obtain adequate funding under the Warehouse Financing Facilities, or other borrowings, or any substantial reduction in the size of or pricing in the markets for the Company's loans, could have a material adverse effect on the Company's results of operations and financial condition. To the extent that the Company is not successful in maintaining or replacing existing financing, it would have to curtail its loan production activities or sell loans earlier than is optimal, thereby having a material adverse effect on the Company's results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

IMPAIRMENT OF VALUE OF RESIDUAL INTERESTS AND MORTGAGE SERVICING RIGHTS

    The Company records gains on sale of loans through Securitization based in part on the fair value of the Residual Interests received in the REMIC Trust by the Company and on the fair value of retained mortgage servicing rights related to such loans. The fair values of such Residual Interests and retained mortgage servicing rights are in turn based in part on market interest rates and projected loan prepayment and credit loss rates. Increases in interest rates or higher than anticipated rates of loan prepayments or credit losses of these or similar securities may require the Company to write down the value of such Residual Interests and mortgage servicing rights and result in a material adverse impact on the Company's results of operations and financial condition. The Company is not aware of an active market for the Residual Interests. No assurance can be given that the Residual Interests could in fact be sold at their carrying value, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Certain Accounting Considerations."

LOSS OF CREDIT ENHANCEMENT COULD RESULT IN INCREASED INTEREST COSTS

    In order to gain access on favorable terms to the public Securitization market, the Company has relied on credit enhancement to achieve a "AAA/Aaa" rating for the Regular Interests in its Securitizations. The credit enhancement has generally been in the form of an insurance policy issued by a monoline insurance company (the "Certificate Insurer") insuring the repayment of Regular Interests in each of the REMIC Trusts sponsored by the Company. The Certificate Insurer is not required to insure future Securitizations nor is the Company restricted in its ability to obtain credit enhancement from providers other than the Certificate Insurer or to use other forms of credit enhancement. There can be no assurance that the Company will be able to obtain credit enhancement in any form from the Certificate Insurer or any other provider of credit enhancement on acceptable terms or that future Securitizations will be similarly rated. A downgrading of Regular Interests already outstanding or the Certificate Insurer's credit rating or its withdrawal of credit enhancement could result in higher interest costs for future Securitizations. Such events could have a material adverse effect on the Company's results of operations and financial condition.

CONCENTRATION OF OPERATIONS IN CALIFORNIA

    Approximately 58.9% of the dollar volume of the Servicing Portfolio at June 30, 1997, and approximately 22.5% and 37.9% of the dollar volume of loans originated or purchased by the Company during the six months ended June 30, 1997 and the year ended December 31, 1996, respectively, were secured by properties located in California. Although the Company is expanding its retail branch network outside California, the Company's Servicing Portfolio and loan originations and purchases are likely to remain concentrated in California for the foreseeable future. Consequently, the Company's results of operations and financial condition are dependent upon general trends in the California economy and its residential real estate market. Residential real estate market declines may adversely affect the values of the properties securing loans such that the principal balances of such loans, together with any primary financing on the mortgaged properties, will equal or exceed the value of the mortgaged properties. In addition, California historically has been vulnerable to certain natural disaster risks, such as earthquakes and erosion-caused mudslides, which are not typically covered by the standard hazard insurance policies maintained by borrowers. Uninsured disasters may adversely impact borrowers' ability to repay loans made by the Company. The existence of adverse economic conditions or the occurrence of such natural disasters in California could have a material adverse effect on the Company's results of operations and financial condition.

ABILITY OF THE COMPANY TO CONTINUE ITS GROWTH STRATEGY

    The Company's growth strategy is dependent upon its ability to increase its loan origination volume through the growth of its retail branch network while maintaining its customary origination fees, interest rate spreads and underwriting criteria with respect to such increased loan origination and purchase volume. This strategy includes national and international expansion and will depend in large part on the Company's ability to: (i) expand its retail branch network in markets with a sufficient concentration of borrowers meeting the Company's underwriting criteria; (ii) obtain adequate financing on favorable terms to fund its growth strategy; (iii) profitably Securitize its loans in the secondary market on a regular basis; (iv) hire, train and retain skilled employees; and (v) continue to expand in the face of increasing competition from other mortgage lenders. The Company's failure with respect to any or all of these factors could impair its ability successfully to continue its growth strategy which could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Current Markets and Expansion Plans."

LOAN DELINQUENCIES AND DEFAULTS MAY REDUCE VALUE OF RESIDUAL INTERESTS

    After a loan has been originated or purchased by the Company, the loan is held as part of the Servicing Portfolio and is subject to sale or Securitization. During the period a loan is so held, the Company is at risk for loan delinquencies and defaults. Following the sale of the loan on a servicing released basis, the Company's loan delinquency and default risk with respect to such loan is limited to those circumstances in which it is required to repurchase such loan due to a breach of a representation or warranty in connection with the loan sale. On Securitized loans, the Company also has this risk of loan delinquency or default to the extent that losses are paid out of reserve accounts or by reducing the over-collateralization to the extent that funds are available. Such losses may result in a reduction in the value of the Residual Interests held by the Company and could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Loan Sales."

TERMINATION OF SERVICING RIGHTS MAY ADVERSELY AFFECT RESULTS OF OPERATIONS

    At June 30, 1997, approximately 91.1% of the dollar volume of the Company's Servicing Portfolio consisted of loans Securitized by the Company and sold to REMIC Trusts. The Company's form of pooling and servicing agreement for each of these REMIC Trusts provides that the Certificate Insurer may terminate the Company's servicing rights under particular circumstances. With respect to six of the Company's Securitizations (with loan balances of $175.6 million at June 30, 1997), the Certificate Insurer may terminate the servicing rights of the Company if, among other things, the number of loans in the REMIC Trust that are delinquent 91 days or more (including foreclosures and real estate owned ("REO") properties) exceeds 10.0% of the total number of loans in the REMIC Trust for four consecutive months.

    With respect to the Company's nine most recent Securitizations, the Certificate Insurer may terminate the servicing rights of the Company if, among other things, (i) the three month average of the quotient of the principal balance of all loans that are delinquent 91 days or more (including foreclosures and REO properties) divided by the pool principal balance for the related period exceeds 7.0%; (ii) the annual cumulative realized losses for any year exceed 2.0% of the average pool principal balance for the same year; or (iii) with respect to the two transactions completed in 1995, if within the first five years of the REMIC Trust, the cumulative losses exceed 5.75% of the original principal balance of the REMIC Trust or if cumulative losses after year five exceed 8.63% of the original principal balance of the REMIC Trust. The first two Securitizations in 1996 include language that modifies the cumulative loss figures to 6.63% within the first five years and 9.94% after year five. The four most recent Securitizations include language that modifies the cumulative loss figures to 5.0% within the first five years and 6.5% after year five.

    At June 30, 1997, none of the REMIC Trusts exceeded the foregoing delinquency or loss calculations. There can be no assurance that delinquency and loss rates with respect to the Company's Securitized loans will not exceed these rates in the future or, if exceeded, that the servicing rights would not be terminated. Any termination of servicing rights could have a material adverse effect on the Company's results of operations and financial condition. See "Business--Servicing."

DEPENDENCE ON KEY PERSONNEL

    The Company's growth and development to date have been largely dependent upon the services of Brian Chisick, Chief Executive Officer and President of the Company. Although the Company has been able to hire and retain other qualified and experienced management personnel, the loss of Brian Chisick's services for any reason could have a material adverse effect on the Company. The Company has entered into an employment agreement with Brian Chisick. The Company does not carry "key man" life insurance on the life of Brian Chisick.

ANTI-TAKEOVER EFFECT OF CAPITAL STRUCTURE; VOTING CONTROL OF COMPANY

    The Company has two classes of authorized Common Stock, Class A Common Stock, which is offered hereby, and Class B Common Stock. While the holder of each share of Class A Common Stock is entitled to one vote per share, the holder of each share of Class B Common Stock is entitled to four votes per share. The Class A Common Stock and the Class B Common Stock generally vote together as a single class. Brian Chisick and his wife, Sarah Chisick, and the grantor trusts for which they have the beneficial voting interests (collectively, the "Chisick Trusts") are the beneficial owners of substantially all of the outstanding Class B Common Stock. As a result of the Public Offering, the percentage of the voting power of the outstanding Common Stock controlled by the Chisick Trusts will decline from 91% to 82% (assuming the Underwriters' over-allotment option is not exercised). This will continue to allow the Chisick Trusts to control all actions to be taken by the stockholders, including the election of all directors to the Board of Directors. The Board of Directors is expected to be comprised entirely of designees of the Chisick Trusts. This voting control may have the effect of discouraging offers to acquire the Company because the consummation of any such acquisition would require the consent of the Chisick Trusts. In addition, the Board of Directors is authorized to issue shares of preferred stock from time to time with such rights and preferences as the Board may determine; such preferred stock could be issued in the future with terms and conditions that could further discourage offers to acquire the Company. See "Principal and Selling Stockholders" and "Description of Capital Stock."

ANTI-TAKEOVER EFFECT OF DELAWARE LAW

    The Company is a Delaware corporation and is subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general,
Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock--Certain Provisions of Delaware Law."

ENVIRONMENTAL LIABILITIES

    In the course of its business, the Company has acquired, and may acquire in the future, properties securing loans that are in default. There is a risk that hazardous substances or waste, contaminants, pollutants or sources thereof could be discovered on such properties after acquisition by the Company. In such event, the Company may be required by law to remove such substances from the affected properties at its sole cost and expense. There can be no assurance that
(i) the cost of such removal would not substantially exceed the value of the affected properties or the loans secured by the properties, (ii) the Company would have adequate remedies against the prior owner or other responsible parties or (iii) the Company would not find it difficult or impossible to sell the affected properties either prior to or following such removal.

RESTRICTIONS ON FUTURE SALES BY STOCKHOLDERS; EFFECT ON SHARE PRICE OF SHARES
  AVAILABLE FOR FUTURE SALE

    Shares of Class B Common Stock are not being offered hereby. The Chisick Trusts are the record and beneficial holders of substantially all of the outstanding shares of Class B Common Stock and will be subject to certain lock-up restrictions with respect to their ability to sell or otherwise dispose of any of their shares of Class B Common Stock (which shares, upon transfer by the Chisick Trusts to unrelated parties, convert to Class A Common Stock) without the prior written consent of the representatives of the Underwriters ("Representatives"). When such lock-up restrictions lapse (120 days after the date of this Prospectus), such shares of Class B Common Stock may be sold to the public or otherwise disposed of, subject to compliance with applicable securities laws. The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 shares of Class A Common Stock and 15,000,000 shares of Class B Common Stock. Upon completion of the Public Offering, there will be outstanding 6,705,343 shares of Class A Common Stock and 7,770,715 shares of Class B Common Stock (assuming no exercise of the Underwriters' over-allotment option). Sales of a substantial number of shares of Class B Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock. See "Shares Eligible for Future Sale."

NO CASH DIVIDENDS

    Following the Public Offering, the Company intends to retain its earnings, if any, for use in its business and does not anticipate declaring or paying any cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Price Range of Class A Common Stock and Dividend Policy."

            PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

    The Class A Common Stock of the Company is listed for trading on Nasdaq under the symbol "FACO." The following table sets forth the high and low closing prices for the Class A Common Stock for the periods indicated:

                                                                                   HIGH          LOW
                                                                                   -----         ---
1996
3rd Quarter (from July 31, 1996)..............................................          251/4         187/8
4th Quarter...................................................................          301/2         22

1997
1st Quarter...................................................................          301/4         221/2
2nd Quarter...................................................................          291/4         181/4
3rd Quarter (through September 10, 1997)......................................          301/8         271/4

    The closing price of the Class A Common Stock on September 10, 1997 was
$28 7/16 per share. As of such date there were approximately 8 record holders of Class A Common Stock. The Company believes its Class A Common Stock is beneficially held by more than 2,200 stockholders.

    The Company intends to retain its earnings, if any, for use in its business and does not anticipate declaring or paying any cash dividends in the foreseeable future. See "Management's Discussion and Analysis of Financial Condition and Results of Operation--Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at June 30, 1997 and as adjusted as of that date to give effect to the sale of 2,950,000 shares of Class A Common Stock by the Selling Stockholder in the Public Offering. The information below should be read in conjunction with the Company's audited financial statements and the notes thereto which are included elsewhere herein. See also "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Capital Stock."

                                                                                                JUNE 30, 1997
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
                                                                                            (DOLLARS IN THOUSANDS)
Long-term debt:
  Notes payable...........................................................................  $     109   $     109
                                                                                            ---------  -----------
Stockholders' equity:
  Preferred stock, $.01 par value; 1,000,000 shares authorized;
    no shares outstanding.................................................................          -           -
  Class A common stock, $.01 par value; 25,000,000 shares authorized;
    shares issued and outstanding: 4,044,024 (actual); 7,028,458 (as adjusted)............         40          70
  Class B common stock, $.01 par value; 15,000,000 shares authorized;
    shares issued and outstanding: 10,750,000 (actual); 7,770,715 (as adjusted)...........        108          78
  Additional paid in capital..............................................................     65,041      65,041
  Retained earnings.......................................................................     29,888      29,888
  Treasury stock--at cost: 259,500 shares.................................................     (5,612)     (5,612)
  Deferred stock compensation.............................................................     (1,011)     (1,011)
  Foreign currency translation............................................................         (3)         (3)
                                                                                            ---------  -----------
    Total stockholders' equity............................................................     88,451      88,451
                                                                                            ---------  -----------
      Total capitalization................................................................  $  88,560   $  88,560
                                                                                            ---------  -----------
                                                                                            ---------  -----------

                      SELECTED CONSOLIDATED FINANCIAL DATA

                                                                                                    SIX MONTHS ENDED
                                                          YEAR ENDED DECEMBER 31,                       JUNE 30,
                                           -----------------------------------------------------  --------------------
                                             1992       1993      1994(1)     1995      1996(2)     1996       1997
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF INCOME DATA:
  Gain (loss) on sale of loans...........  $   1,731  $   2,056  $  (1,547) $   8,982  $  10,965  $   3,256  $  10,436
  Origination fees and other.............     18,275     20,433     29,449     26,484     37,206     17,995     21,350
  Servicing and other fee revenue........      7,145      8,989      9,106      8,614      8,854      4,487      3,855
  Interest revenue.......................      2,285      4,452      8,650     14,624     13,562      6,035      9,034
  Total revenue..........................     29,468     35,950     45,802     58,880     70,871     31,834     44,681
  Interest expense.......................        871      2,106      3,744      4,167      2,655      1,787        712
  Noninterest expense....................     17,934     22,881(3)    26,824(3)    23,693    29,977    12,881    17,941
  Income before income tax provision.....     10,663     10,963     15,234     31,020     38,239     17,166     26,028
  Net income.............................     10,395     10,741     14,871     30,542     32,139     16,909     15,550
  Net income per share...................       0.98       1.01       1.40       2.87       2.59       1.59       1.05
  Pro forma net income (4)...............      6,291      6,468      8,988     18,302     22,561     10,128          -
  Pro forma net income per share (4).....       0.43       0.44       0.61       1.24       1.53       0.69          -
  Income before income tax provision as a
    % of revenue.........................      36.2%      30.5%      33.3%      52.7%      54.0%      53.9%      58.3%
  Dividends declared.....................  $   3,987  $   5,853  $  17,341  $  12,205  $  60,080(5) $  59,121(5)         -
STATEMENT OF FINANCIAL CONDITION DATA:
  Cash and cash equivalents..............  $   1,111  $   4,387  $   5,298  $   4,019  $  27,414  $   8,858  $  17,093
  Loans held for sale....................     10,080     74,196     18,676     24,744     11,023     12,718     18,075
  Residual interests.....................      2,792      6,879     11,645     19,705     29,253     22,354     37,377
  Total assets...........................     24,517     99,855     48,266     66,911     87,457     64,180     99,974
  Total borrowings.......................        966     68,773     14,839     19,356        131     55,285        109
  Stockholders' equity...................     21,566     26,454     23,984     42,321     77,978        109(5)    88,451
OTHER DATA:
  Loan originations and purchases:
    Retail originations..................  $  93,596  $ 195,907  $ 221,839  $ 216,566  $ 291,807  $ 135,147  $ 181,681
    Wholesale purchases..................     13,622     84,034     91,826     24,078     32,681     20,791     38,441
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total..............................  $ 107,218  $ 279,941  $ 313,665  $ 240,644  $ 324,488  $ 155,938  $ 220,122
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Average retail origination loan size...  $      36  $      54  $      66  $      69  $      83  $      83  $      87
  Number of retail branches..............         11         11         13         17         23         19         29
  Weighted average interest rate on loan
    originations and purchases...........      13.6%       9.5%       8.7%      10.3%       9.6%       9.5%       9.4%
  Weighted average initial combined
    loan-to-value ratio..................      48.5%      55.2%      56.2%      59.3%      62.2%      62.4%      63.5%
  Loan sales:
    Securitizations......................  $  39,024  $ 141,795  $ 350,331  $ 167,974  $ 267,661  $ 127,675  $ 148,003
    Whole loan sales.....................     69,298     70,554     22,857     65,251     71,864     42,400     66,518
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
      Total..............................  $ 108,322  $ 212,349  $ 373,188  $ 233,225  $ 339,525  $ 170,075  $ 214,521
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                           ---------  ---------  ---------  ---------  ---------  ---------  ---------
  Servicing portfolio....................  $ 240,221  $ 385,570  $ 555,685  $ 613,791  $ 641,191  $ 603,851  $ 692,243
  Total delinquencies as a % of the
    servicing portfolio..................       5.0%       4.0%       4.3%       5.8%       5.5%       6.1%       4.1%
  Real estate owned as a % of the
    servicing portfolio..................       0.6%       0.9%       0.6%       1.3%       0.6%       1.1%       0.7%
  Losses on real estate owned as a % of
    the average servicing portfolio
    during the period....................      0.02%      0.02%      0.01%      0.03%      0.35%      0.26%(6)     0.30%(6)

------------------------------

    In June 1997, the Company entered into a definitive agreement to acquire the Bank. For pro forma condensed consolidated financial statements reflecting such acquisition see "Unaudited Pro Forma Condensed Consolidated Financial Information."

(1) The Company typically Securitizes or sells most of its loan originations and purchases within each year. At the end of 1993, the Company had $74 million of loans held for sale resulting in increased assets and increased borrowings on the Warehouse

    Financing Facilities. These loans were sold in 1994 resulting in an increase in the ratio of loan sales to loan originations and purchases in 1994 as compared to other years.

(2) During 1996, the Company completed the Initial Public Offering whereby 4,025,000 shares of Class A Common Stock were issued and the Company changed its tax status from that of an S corporation to that of a C corporation. The Company received $63 million of net proceeds from the Initial Public Offering, of which $45 million was used to pay the S Distribution Notes.

(3) During 1994 and 1993, the Company incurred legal expenses and settlement costs of $7 million and $2 million, respectively, related to litigation initiated in December 1989.

(4) Pro forma amounts reflect adjustments for federal and state income taxes as if the Company had been taxed as a C corporation rather than as an S corporation. The Company ceased to be an S corporation concurrent with the Initial Public Offering in July 1996. Pro forma net income per share assumes that the total number of shares outstanding upon completion of the Initial Public Offering were outstanding in all prior periods.

(5) Included in dividends in 1996 is $45 million of S distribution dividends made in the form of the S Distribution Notes in anticipation of the Initial Public Offering. Stockholders' equity as of June 30, 1996 reflects this dividend. Historical dividends include dividends used by the stockholders to pay income taxes on the Company's S corporation earnings and are not indicative of the Company's present dividend policy.

(6) Annualized.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with "Selected Consolidated Financial Data," the financial statements of the Company and the notes thereto included elsewhere in this Prospectus.

GENERAL

    The Company is a financial services organization principally engaged in mortgage loan origination, purchases, sales and servicing. Loans originated by the Company primarily consist of fixed and adjustable rate loans secured by first mortgages on single family residences. The Company originates loans through its retail branch network which is currently comprised of 27 offices in the United States (seven of which are located in California, two of which are located in each of Florida, Illinois, Maryland, New Jersey and New York, and one of which is located in each of Arizona, Colorado, Georgia, Massachusetts, Ohio, Oregon, Pennsylvania, Utah, Virginia and Washington) and four offices in the United Kingdom. In addition, the Company purchases loans from qualified mortgage originators. The Company sells loans to wholesale purchasers or Securitizes them in the form of REMIC Trusts. A significant portion of the Company's loan production is Securitized with the Company retaining the right to service the loans.

    During the third quarter of 1996, FACO completed the Initial Public Offering whereby 4,025,000 shares of its Class A Common Stock were sold to the public. Concurrently, 10,750,000 shares of the Class B Common Stock of FACO were issued in exchange for all of the issued and outstanding shares of FAMCO as part of a reorganization whereby FAMCO became a wholly owned subsidiary of FACO. The consolidated financial condition and results of operations of the Company for periods prior to the date of the reorganization substantially consist of those of FAMCO.

    Prior to 1992, the Company sold its loans to private investors on a servicing retained basis. Since that time, the Company has sold the majority of its loans in the secondary market primarily through Securitization and, to a lesser extent, through whole loan sales in which the Company does not retain servicing rights. The Company's underwriting guidelines generally require threshold credit criteria and combined loan-to-value limits for loans sold through Securitizations. Accordingly, the Company sells on a servicing released basis those loans which do not meet its risk criteria for Securitization. The Company retains the right to service loans which it has Securitized.

    The Company's strategy of originating, as compared to purchasing, the majority of its loan volume results in the generation of a significant amount of loan origination fees. This income has allowed the Company to generate positive operating cash flow. There can be no assurance, however, that the Company's operating cash flow will continue to be positive in the future.

CERTAIN ACCOUNTING CONSIDERATIONS

    As a fundamental part of its business and financing strategy, the Company Securitizes the majority of its loans in the form of REMIC Trusts whereby the loans are exchanged for Regular and Residual Interests in the REMIC Trusts. A significant portion of the Company's income is associated with Securitization activity.

    Gains on servicing released whole loan sales equal the difference between the net proceeds to the Company from such sales and the loans' acquisition cost (for purchased loans) or net carrying value (for originated loans). The net carrying value of originated loans is equal to their principal balance less deferred net origination fees.

    Gains on servicing retained sales of loans through Securitization represent the difference between the net proceeds to the Company in the Securitization and the allocated cost of loans Securitized. In accordance with SFAS No. 125, the allocated cost of the loans Securitized is determined by allocating their acquisition cost (for purchased loans) or net carrying value (for originated loans) between the loans

Securitized and the Residual Interests and mortgage servicing rights retained by the Company based upon their relative fair values. At origination, the Company classifies the Residual Interests as trading securities, which are carried at fair value. The difference between the fair value of Residual Interests and their allocated cost is recorded as gain on securities and is included in loan origination and sale revenue.

    In a Securitization, the Company exchanges loans for Regular Interests and a Residual Interest in the REMIC Trust. The Regular Interests are immediately sold by the Company to the public for cash. As the holder of the Residual Interest, the Company is entitled to receive certain excess cash flows. These excess cash flows are the difference between (a) principal and interest paid by borrowers and (b) the sum of (i) scheduled principal and interest paid to holders of the Regular Interests, (ii) trustee fees, (iii) third-party credit enhancement fees,
(iv) servicing fees and (v) loan losses. The Company begins receiving these excess cash flows after certain overcollaterization requirements, which are specific to each Securitization and are used as a means of credit enhancement, have been met.

    The Company carries Residual Interests at fair value. As such, the carrying value of these securities is impacted by changes in market interest rates and prepayment and loss experiences of these and similar securities. The Company determines the fair value of the Residual Interests utilizing prepayment, credit loss and other assumptions appropriate for each particular Securitization consistent with those an unrelated third party would utilize to value such securities. To the Company's knowledge, there is no active market for the sale of these Residual Interests. The range of values attributable to the factors used in determining fair value is broad. Accordingly, the Company's estimate of fair value is inherently subjective. Prepayments are expressed through a market convention known as an annual constant prepayment rate ("CPR"). In its past Securitizations, the Company has experienced a life-to-date CPR on Securitized loans ranging from 10.8% to 53.1%. Non-conventional mortgage loans, such as the Company's loans, historically prepay at a faster rate than conventional mortgage loans. At origination, the Company has utilized prepayment assumptions ranging from 25.0% to 40.0%, an estimated annual loss assumption of 0.5% and weighted average discount rates of 15.0% for the six months ended June 30, 1997, and of 18.0%, 18.0% and 23.6% for the years ended December 31, 1996, 1995, and 1994, respectively, to value Residual Interests. Based upon the historical performance of its loans, the Company expects its Securitized pools to have average lives of three to five years. As of June 30, 1997, the Company's investments in Residual Interests totaled $37.4 million.

    To determine the fair value of mortgage servicing rights, the Company computes the present value of projected net cash flows expected to be received over the life of the loans. Such projections incorporate assumptions, including servicing costs, prepayment rates and discount rates, consistent with those an unrelated third party would utilize to value such mortgage servicing rights. These assumptions are similar to those used by the Company to value Residual Interests. The Company periodically evaluates capitalized mortgage servicing rights for impairment, which is measured as the excess of unamortized cost over fair value. This review is performed on a disaggregated basis based on loan type. The Company has found that non-conventional borrowers are payment sensitive rather than interest rate sensitive. Therefore, the Company does not consider interest rates a predominant risk characteristic for purposes of evaluating impairment. As of June 30, 1997, the Company's investment in mortgage servicing rights totaled $7.2 million.

    The three primary components of the Company's revenue are loan origination and sale, loan servicing and other fees and interest income.

    Loan origination and sale revenue consists of gain on sale of loans and the recognition of deferred net origination fees. A significant portion of loan origination and sale revenue is the recognition upon sale of deferred net origination fees, which were $21.4 million, or 67% of loan origination and sale revenue for the first six months of 1997.

    Loan servicing and other fee income represents management servicing fees and other ancillary fees received for servicing loans. Mortgage servicing rights are amortized against loan servicing and other fee revenue over the period of estimated net future servicing fee income.

    Interest income is comprised of two primary components: (i) interest on loans held for sale during the Warehousing Period and (ii) the effective yield on Residual Interests. The Company recognizes interest income from Residual Interests on a level yield basis over the expected lives of the Securitized loans. At the end of each quarter, the Company computes an effective yield based on each Residual Interest's then-current estimated future cash flows. This effective yield is used to accrue interest income in the subsequent quarter.

LOAN ORIGINATION AND PURCHASES

                                                                                             FOR THE SIX MONTHS
                                                        FOR THE YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                                       ----------------------------------  ----------------------
                                                          1994        1995        1996        1996        1997
                                                       ----------  ----------  ----------  ----------  ----------
                                                                         (DOLLARS IN THOUSANDS)
Loan originations and purchases:
  Retail originations................................  $  221,839  $  216,566  $  291,807  $  135,147  $  181,681
  Wholesale purchases................................      91,826      24,078      32,681      20,791      38,441
                                                       ----------  ----------  ----------  ----------  ----------
    Total originations and purchases.................  $  313,665  $  240,644  $  324,488  $  155,938  $  220,122
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
Number of retail branches as of the end of the
  period:
  United States:
    California.......................................          11           7           7           6           7
    Other states.....................................           2          10          15          13          19
  United Kingdom.....................................           -           -           1           -           3
                                                       ----------  ----------  ----------  ----------  ----------
    Total............................................          13          17          23          19          29
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------
Weighted average initial interest rate...............         8.7%       10.3%        9.6%        9.5%        9.4%
Weighted average initial combined loan-to-value
  ratio..............................................        56.2%       59.3%       62.2%       62.4%       63.5%
Weighted average loan origination and processing fees
  as a percentage of retail originations.............        13.0%       15.1%       14.2%       14.0%       15.0%
Average retail origination loan size.................  $       66  $       69  $       83  $       83  $       87

    For the six months ended June 30, 1997, originations and purchases increased 41% as compared to the corresponding period in 1996. Retail originations increased 34% for the six months ended June 30, 1997 as compared the corresponding period in 1996 primarily as a result of origination volume of the new retail branch offices opened in 1997 and 1996. Wholesale purchases for the six months ended June 30, 1997 increased 85% as compared to the corresponding period in 1996, as increased premiums available in the secondary market allowed the Company to purchase and sell wholesale loans profitably. Prior to 1997, all wholesale purchases were Securitized by the Company. Originations and purchases increased 35% in 1996 to $324 million from $241 million in 1995, which in turn was a decrease of 23% from $314 million in 1994. Retail originations increased 35% and decreased 2% in 1996 and 1995, respectively, as compared to the corresponding prior year amounts. The increase in retail originations in 1996 is primarily the result of new retail branch offices opened in 1996. The decrease in originations and purchases in 1995 was due to decreases in portfolio refinancing originations, resulting from changes in the Company's portfolio refinancing programs, and decreases in wholesale purchases, resulting from the curtailment of certain loan purchase programs.

LOAN SALES

                                                                                             FOR THE SIX MONTHS
                                                        FOR THE YEAR ENDED DECEMBER 31,        ENDED JUNE 30,
                                                       ----------------------------------  ----------------------
                                                          1994        1995        1996        1996        1997
                                                       ----------  ----------  ----------  ----------  ----------
                                                                         (DOLLARS IN THOUSANDS)

Securitizations......................................  $  350,331  $  167,974  $  267,661  $  127,675  $  148,003
Whole loan sales.....................................      22,857      65,251      71,864      42,400      66,518
                                                       ----------  ----------  ----------  ----------  ----------
  Total..............................................  $  373,188  $  233,225  $  339,525  $  170,075  $  214,521
                                                       ----------  ----------  ----------  ----------  ----------
                                                       ----------  ----------  ----------  ----------  ----------

    Loan sales, including Securitizations of loans, for the six months ended June 30, 1997 increased 26% over the corresponding period in 1996. The increases in loan sales for the six months ended June 30, 1997 is the result of sales of the increased volume of loan originations and purchases. Loan sales, including Securitizations of loans, increased 46% in 1996 to $340 million from $233 million in 1995, which had decreased 38% from $373 million in 1994. The increase in 1996 is due primarily to the increase in retail originations in 1996. The decrease in 1995 was primarily due to decreased portfolio refinancing originations and wholesale loan purchases in 1995 as well as the timing of loan sales in 1994 and 1993, partially offset by the increase in retail originations.

COMPOSITION OF REVENUE AND EXPENSE

    The following table summarizes certain components of the Company's consolidated statements of income set forth as a percentage of total revenue for the periods indicated.

                                                                                           FOR THE SIX MONTHS
                                                                  FOR THE YEAR
                                                               ENDED DECEMBER 31,            ENDED JUNE 30,
                                                         -------------------------------  --------------------
                                                           1994       1995       1996       1996       1997
                                                         ---------  ---------  ---------  ---------  ---------
REVENUE:
  Loan origination and sale:
    Gain (loss) on sale of loans.......................      (3.4)%      15.3%      15.5%      10.2%      23.4%
    Net loan origination and other fees................       64.3       45.0       52.5       56.5       47.8
  Loan servicing and other fees........................       19.9       14.6       12.5       14.1        8.6
  Interest and other...................................       19.2       25.1       19.5       19.2       20.2
                                                         ---------  ---------  ---------  ---------  ---------
    Total revenue......................................      100.0%     100.0%     100.0%     100.0%     100.0%
                                                         ---------  ---------  ---------  ---------  ---------
EXPENSE:
  Compensation and benefits............................       20.9%      17.7%      21.9%      21.1%      19.9%
  Advertising..........................................        7.2        7.4        5.9        5.5        5.9
  Professional services and other fees.................        5.5        3.4        2.8        2.9        3.2
  Rent.................................................        2.1        2.2        2.2        2.3        1.9
  Supplies.............................................        1.8        2.1        2.2        2.0        2.5
  Depreciation and amortization........................        1.1        1.5        1.2        1.0        0.8
  Interest.............................................        8.2        7.1        3.7        5.6        1.6
  Legal................................................       15.6        2.5        1.3        1.4        1.7
  Travel and training..................................        0.8        1.3        1.6        1.3        1.6
  Other................................................        3.5        2.1        3.2        3.0        2.6
                                                         ---------  ---------  ---------  ---------  ---------
    Total expense......................................       66.7       47.3       46.0       46.1       41.7
                                                         ---------  ---------  ---------  ---------  ---------
Income before income tax provision.....................       33.3       52.7       54.0       53.9       58.3
Income tax provision (1)...............................        0.8        0.8        8.7        0.8       23.5
                                                         ---------  ---------  ---------  ---------  ---------
Net income.............................................       32.5%      51.9%      45.3%      53.1%      34.8%
                                                         ---------  ---------  ---------  ---------  ---------
                                                         ---------  ---------  ---------  ---------  ---------

------------------------

(1) As a result of the Company's Initial Public Offering, completed during the third quarter of 1996, the Company's tax status changed from that of an S corporation to that of a C corporation. As a C corporation, the Company is subject to federal and state income taxes. As an S corporation, the Company's taxable income was included in the individual returns of the stockholders, and the Company was only subject to certain state taxes, primarily in California.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996

REVENUE

The following table sets forth the components of the Company's revenue for the six months ended June 30:

                                                                           1996       1997
                                                                         ---------  ---------
                                                                             (DOLLARS IN
                                                                              THOUSANDS)
Loan origination and sale:
  Gain on sale of loans (1)............................................  $   3,256  $  10,436
  Net loan origination and other fees..................................     17,995     21,350
Loan servicing and other fees..........................................      4,487      3,855
Interest and other.....................................................      6,096      9,040
                                                                         ---------  ---------
    Total revenue......................................................  $  31,834  $  44,681
                                                                         ---------  ---------
                                                                         ---------  ---------

------------------------

(1) Excluding net loan origination and other fees.

    Total revenue increased 40.4% or $12.8 million for six months ended June 30, 1997 as compared to the corresponding period in 1996 primarily due to higher loan origination and sale revenue and higher interest income from Residual Interests and loans held for sale.

    Loan origination and sale revenue increased $10.5 million to $31.8 million for six months ended June 30, 1997, from the corresponding period in 1996, primarily due to increases in loan sales and increases in premiums received on loan sales.

    Gain on sale of loans increased $7.2 million for six months ended June 30, 1997 from the corresponding period in 1996 as a result of increases in the volume of loans sold and increases in the weighted average gain on sale of loans. For the six months ended June 30, 1997 the weighted average gain on sale of loans as a percentage of loan principal balances sold increased to 4.9% from 1.9% for the corresponding period in 1996. Gain on sales of Securitized loans increased to 5.2% for the six months ended June 30, 1997 from 2.3% for the six months ended June 30, 1996. This increase is primarily due to increases in the weighted average initial interest rate spreads (the difference between the initial weighted average loan interest rates for the loans included in the Securitization and the initial weighted average pass-through rates paid to holders of the Regular Interests in the Securitization) for Residual Interests originated to 3.2% for the six months ended June 30, 1997 from 2.5% for the six months ended June 30, 1996. In addition, the weighted average gain on whole loan sales increased to 4.1% for the six months ended June 30, 1997 as compared to 0.6% for the six months ended June 30, 1996. The Company's whole loan sales consist of bulk sales, for which the Company receives a premium over the stated amount of the loans, and flow sales, which are sales of smaller groups of loans that the Company sells at the stated amount of the loans. The increase in the weighted average gain on whole loan sales is primarily a result of increases in premiums available in the secondary market and increases in the percentage of whole loan sales sold through bulk sales.

    During the six months ended June 30, 1997, net loan origination and other fees increased 19% due primarily to a 23% increase in sales of retail originations.

    Loan servicing and other fees as an annualized percentage of the average Servicing Portfolio decreased to 1.2% for the six months ended June 30, 1997 as compared to 1.5% for the corresponding period in 1996. As an annualized percentage of the average Servicing Portfolio, servicing fees and prepayment penalties decreased by 0.1% and the amortization of mortgage servicing rights increased by 0.1% for the six months ended June 30, 1997 as compared to the corresponding period in 1996. The Company earns higher servicing fees on loans serviced for private investors and for certain Securitizations originated prior to 1996 as compared to loans serviced for Securitizations originated since 1996. As the proportion of loans serviced for private investors and Securitizations originated prior to 1996 decreases as a percentage of the total Servicing Portfolio, the Company's weighted average servicing fee has decreased.

The decrease in prepayment penalties is primarily the result of decreases in the level of prepayments received during the six months ended June 30, 1997 as compared to the six months ended June 30, 1996. The increase in the amortization of mortgage servicing rights was primarily due to the adoption in January 1995 of SFAS No. 122, "Accounting For Mortgage Servicing Rights," which requires the Company to capitalize the fair value of originated mortgage servicing rights and amortize the capitalized amount over the life of such assets.

    Interest income increased 50% to $9.0 million for the six months ended June 30, 1997 from $6.0 million for the six months ended June 30, 1996. As a result of increases in the average balances of loans held for sale and Residual Interests, interest income from loans held for sale increased $1.2 million and interest income from Residual Interests increased $0.9 million for the six months ended June 30, 1997, as compared to the corresponding period in 1996. Additionally, interest income from investments increased $0.9 million for the six months ended June 30, 1997 primarily due to increases in the balance of available cash as a result of the net proceeds from the Initial Public Offering and cash generated from operations. Cash and cash equivalents increased from $4.0 million at December 31, 1995 to $17.1 million at June 30, 1997.

EXPENSE

    The following table sets forth the components of the Company's expenses for the six months ended June 30:

                                                                           1996       1997
                                                                         ---------  ---------
                                                                             (DOLLARS IN
                                                                              THOUSANDS)
Compensation and benefits..............................................  $   6,727  $   8,906
Advertising............................................................      1,758      2,657
Professional services and other fees...................................        927      1,448
Rent...................................................................        742        833
Supplies...............................................................        641      1,095
Depreciation and amortization..........................................        317        376
Interest...............................................................      1,787        712
Legal..................................................................        452        779
Travel and training....................................................        409        710
Other..................................................................        908      1,137
                                                                         ---------  ---------
  Total expense........................................................  $  14,668  $  18,653
                                                                         ---------  ---------
                                                                         ---------  ---------

    Total expense increased 27% to $18.7 million for the six months ended June 30, 1997 from $14.7 million for the corresponding period in 1996. This increase is primarily due to increases in compensation and benefits and advertising related to the Company's increased retail loan origination operations which were offset by decreases in interest expense.

    Compensation and benefits increased $2.2 million for the six months ended June 30, 1997 as compared to the corresponding period in 1996 as a result of an increase in personnel to support the Company's retail branch office expansion.

    Advertising expense increased 51% for the six months ended June 30, 1997 as compared to the corresponding period in 1996 primarily due to increased marketing activities resulting from the Company's retail branch office expansion.

    Professional services and other fees increased $0.5 million for six months ended June 30, 1997 as compared to the corresponding period in 1996 primarily due to increases in recruiting costs associated with the Company's ongoing retail branch office expansion and increases in costs associated with management of delinquent loans and foreclosure activities.

    Interest expense decreased $1.1 million for the six months ended June 30, 1997 as compared to the six months ended June 30, 1996. The additional cash and cash equivalents available at the beginning of the first quarter of 1997 were used to fund loan originations and purchases resulting in decreases in the average balance outstanding on the Warehouse Financing Facilities in the first six months of 1997 as compared to the corresponding period in 1996. In addition, during the six months ended June 30, 1996 the Company paid interest on an S Distribution Note of $0.4 million. No such notes were outstanding in 1997.

    The increases in supplies, legal and travel and training expenses for the six months ended June 30, 1997 as compared to the corresponding period in 1996 are primarily due to the increased activity arising from the increase in the number of retail branch offices and the related increase in loan originations.

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1996

    REVENUE

    The following table sets forth the components of the Company's revenue for the years ended December 31:

                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
                                                                   (DOLLARS IN THOUSANDS)
Loan origination and sale:
  Gain (loss) on sale of loans (1)...........................  $  (1,547) $   8,982  $  10,965
  Net loan origination and other fees........................     29,449     26,484     37,206
Loan servicing and other fees................................      9,106      8,614      8,854
Interest and other...........................................      8,794     14,800     13,846
                                                               ---------  ---------  ---------
  Total revenue..............................................  $  45,802  $  58,880  $  70,871
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

------------------------

(1) Excluding net loan origination and other fees.

    The increases in total revenues in 1996 and 1995 of 20% and 29%, respectively, from the prior year amounts were primarily due to increased loan origination and sale revenue and, in 1995, increased interest income from Residual Interests.

    Loan origination and sale revenue increased 36% in 1996 to $48.2 million from $35.5 million in 1995, which increased 27% from $27.9 million in 1994.

    The 22% increase in gain (loss) on sale of loans in 1996 as compared to 1995 was due to the increased volume of loans sold offset by lower premiums realized on loan sales. The weighted average gain on sales of loans as a percentage of loan principal balances decreased to 3.2% in 1996 from 3.9% in 1995. This decrease was primarily due to decreased weighted average initial gross spreads (the difference between the initial weighted average interest rates for the loans included in the Securitizations and the initial weighted average pass-through interest rates paid to holders of the Regular Interests in the Securitizations) in Residual Interests originated in Securitizations which decreased to 2.9% in 1996 from 3.8% in 1995. Gross spreads decreased due to increasing interest rates during the first half of 1996 as compared to decreasing interest rates during the first nine months of 1995. These decreased gross spreads were offset by the results of the Company's hedging activities which had realized gains of $0.4 million in 1996 as compared to realized losses of $0.3 million in 1995. Since April 1996, the Company has continuously hedged fixed rate loans held for sale and commitments to fund fixed rate loans.

    Gain (loss) on sales of loans increased to a gain of $9.0 million in 1995 from a loss of $1.5 million in 1994. This increase was due primarily to increased premiums on loan sales. The weighted average gain (loss) on sales of loans as a percentage of loan principal balances increased to a weighted average gain on sale of loans of 3.9% in 1995 from a weighted average loss on sale of loans in 1994 of 0.4%. Such increase was primarily the combined result of (i) gross spreads in Residual Interests originated in Securitizations which increased to 3.8% in 1995 from 2.4% in 1994 primarily as a result of decreasing interest rates during 1995 as compared to increasing interest rates during 1994;
(ii) decreased levels of required initial overcollateralization, which decreased from $2.8 million, or 0.81% of the related Regular Interests balances, in 1994 to $0.1 million, or 0.04% of the related Regular Interests balances, in 1995; and (iii) recognition of $3.9 million of capitalized mortgage servicing rights originated during 1995 due to the adoption of SFAS No. 122 in 1995 (accordingly no such assets were recognized in 1994). These increases were offset by the results of the Company's hedging activities which had realized losses of $0.3 million in 1995 as compared to realized gains of $0.8 million in 1994.

    Net loan origination and other fees increased 40% to $37.2 million in 1996 from $26.5 million in 1995 due primarily to increased loan sales. The 10% decrease in net loan origination and other fees in 1995 from $29.4 million in 1994 was primarily due to a corresponding decrease in sales of loans originated by the Company's retail branch offices.

    Loan servicing and other fees as a percentage of the average Servicing Portfolio were 1.4%, 1.5% and 1.9% in 1996, 1995 and 1994, respectively. The decrease in 1995 as compared to 1994 was due primarily to a decrease in the weighted average servicing rate earned on the Company's Servicing Portfolio which decreased to 0.8% in 1995 from 1.1% in 1994 as a result of a decrease in the proportion of private investor loans to total loans serviced. The Company earns higher servicing rates on loans sold to private investors than on loans Securitized. Loans sold to private investors as a percentage of the average Servicing Portfolio decreased to 13% in 1995 from 25% in 1994, resulting in a decrease in the weighted average servicing rate.

    Interest income decreased $1.1 million, or 7%, in 1996 as compared to 1995. Interest income from loans held for sale and loans receivable held for investment decreased $3.8 million due primarily to a decrease in the average balance of loans outstanding. This was the result of a decrease in the average holding period of loans held for sale as the Company completed Securitizations in each quarter of 1996, as compared to two Securitizations in 1995, and the paydown of loans receivable held for investment. Interest income from Residual Interests increased $2.5 million due primarily to an increase in the average balance of Residual Interests, which increased to $23.3 million in 1996 from $15.2 million in 1995.

    Interest income increased $6.0 million, or 69%, in 1995 as compared to 1994. Interest income from Residual Interests increased $4.0 million due to the combined effect of an increase in the average balance of Residual Interests, which increased to $15.2 million in 1995 from $10.3 million in 1994, and an increase in the weighted average effective yield on Residual Interests. The increase in the weighted average effective yield in Residual Interests is due primarily to the favorable performance of the Residual Interests originated in 1994 as compared to assumptions used in computing their fair value at origination. Interest income from loans held for sale increased $0.9 million in 1995 due to an increase in the weighted average interest rate on loans originated and purchased which increased to approximately 10.3% in 1995 from 8.7% in 1994. Interest on loans receivable held for investment increased $1.0 million in 1995 due to an increase in the average balance of loans receivable held for investment.

    EXPENSE

    The following table sets forth the components of the Company's expenses for the years ended December 31:

                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
                                                                   (DOLLARS IN THOUSANDS)

Compensation and benefits....................................  $   9,559  $  10,416  $  15,488
Professional services and other fees.........................      2,540      1,999      1,946
Advertising..................................................      3,316      4,345      4,191
Rent.........................................................        974      1,278      1,530
Supplies.....................................................        831      1,214      1,575
Depreciation and amortization................................        514        907        838
Interest.....................................................      3,744      4,167      2,655
Legal........................................................      7,162      1,491        917
Travel and training..........................................        351        788      1,103
Other........................................................      1,577      1,255      2,389
                                                               ---------  ---------  ---------
Total expense................................................  $  30,568  $  27,860  $  32,632
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    Total expenses increased $4.8 million, or 17%, in 1996 as compared to 1995 due primarily to increases in compensation and benefits. Total expenses decreased $2.7 million to $27.9 million in 1995 from $30.6 million in 1994 due primarily to decreases in legal and professional services offset by increases in compensation and benefits and advertising.

    The increases in compensation and benefits in 1996 and 1995 of $5.1 million and $0.9 million, respectively, were due primarily to increases in personnel to support the Company's retail branch office expansion. In addition, in 1996, the Company reduced the use of outside telemarketing services and increased the number of employees in its internal telemarketing operations.

    The decrease in professional services and other fees of $0.5 million in 1995 as compared to 1994 was due primarily to the discontinuation of portfolio refinancing origination programs utilizing the services of outside consultants.

    Advertising expense as a percentage of retail branch originations was 1.4% in 1996, 2.0% in 1995 and 1.5% in 1994. The decrease in 1996 as compared to 1995 is due primarily to the reduction in the use of outside telemarketing services and the increase in the number of employees in the Company's internal telemarketing operations.

    Combined, rent and supplies increased 25% in 1996 as compared to 1995, and 38% in 1995 as compared to 1994, primarily as a result of the opening of new retail branch offices in 1996 and 1995. The number of retail branch offices increased from 13 at December 31, 1994 to 17 at December 31, 1995 to 23 at December 31, 1996.

    Depreciation and amortization increased $0.4 million in 1995 as compared to 1994. This increase is primarily related to the write off of $0.2 million in 1995 of the remaining book value of the Company's loan servicing system due to implementation of a new system.

    Interest expense decreased $1.5 million in 1996 as compared to 1995 due primarily to a decrease in interest expense on the Warehouse Financing Facilities of $1.8 million offset by an increase of $0.4 million in interest expense paid to stockholders related to stockholder notes payable and S Distribution Notes. Due to the increased frequency of Securitizations in 1996 as compared to 1995, the average outstanding balance of the Warehouse Financing Facilities decreased 42% resulting in a decrease in the related interest expense. The increase in interest expense associated with stockholder notes payable and S Distribution

Notes was due primarily to an increase in the average balance outstanding during 1996 which was due to the distribution, in anticipation of the Initial Public Offering, of the S Distribution Notes in 1996.

    Interest expense increased $0.4 million in 1995 as compared to 1994 due primarily to increases in interest expense on the Warehouse Financing Facilities of $0.3 million and interest expense related to stockholder notes payable of $0.2 million. Increased interest expense associated with the Warehouse Financing Facilities was due to an increase in the weighted average interest rate, which increased to 7.10% in 1995 from 5.96% in 1994. Increased interest expense associated with stockholder notes payable was due to an increase in the average balance outstanding during 1995.

    Legal expense decreased $0.6 million in 1996 as compared to 1995, and $5.7 million in 1995 as compared to 1994. The decrease in legal costs in 1996 was primarily due to a $0.8 million decrease in legal settlement costs. During 1994, the Company recorded legal expenses and estimated settlement costs of $7.0 million related to a class action suit filed in December of 1989 in which the Company was named as the defendant. Additionally, during 1994, the Company incurred approximately $0.4 million in legal fees as the plaintiff in litigation for which the Company received a $1.3 million judgment in its favor.

    Travel and training expenses increased $0.3 million and $0.4 million in 1996 and 1995, respectively, due primarily to expenses incurred related to the Company's retail branch office expansion.

    Other expenses increased $1.1 million to $2.4 million in 1996 as compared to $1.3 million in 1995, which had decreased from $1.6 million in 1994. The increase in 1996 and decrease in 1995 was due primarily to losses and gains realized on REO. In 1996, losses on REO amounted to $0.2 million as compared to gains of $0.5 million in 1995 and $0.3 million in 1994. The losses in 1996 reflect the Company's decision to aggressively reduce the balance of its REO portfolio which decreased to $0.3 million at December 31, 1996 from $1.5 million at December 31, 1995.

INCOME TAXES

    From May 1, 1988 until the closing of the Initial Public Offering, the Company had elected to be treated for federal income and certain state tax purposes as an S corporation under Subchapter S of the Internal Revenue Code and comparable state laws. As a result, the Company's provisions for income taxes during that period reflected modest corporate level state income taxes for those states in which the Company operates. The taxable income of the Company during such periods has been included in the individual taxable income of its stockholders for federal and state income tax purposes.

    The Company's S corporation status was terminated in July 1996 and the Company became subject to full corporate federal and state income taxes. In conjunction with the termination of the Company's S corporation status, the Company recorded $3.1 million of net deferred tax assets related to temporary differences between financial reporting and tax basis of assets and liabilities measured by applying enacted tax rates and law to taxable years in which such temporary differences are expected to be recovered or settled. Since the Initial Public Offering, the Company's effective income tax rate has approximated the federal and composite state income tax rates (net of federal benefit). If the Company had been fully subject to federal and state income taxes, net income on a pro forma basis would have been $22.6 million, $18.3 million and $9.0 million in 1996, 1995 and 1994, respectively.

    The Chisick Trusts have agreed to reimburse the Company for any increase in the Company's federal or state income tax liability for 1996 and future years that may be triggered as a result of possible Internal Revenue Service and state taxing authority audit adjustments ("Audit Adjustments") to the Company's taxable income for the years during which the Company was an S corporation. Conversely, the Company has agreed to reimburse the Chisick Trusts for any decrease in the Company's federal or state income tax liability for 1996 and future years that may be triggered as a result of possible Audit Adjustments to the Company's taxable income for the years during which the Company was an S corporation.

SERVICING

    The following tables provide the dollar amount and percentage of Servicing Portfolio data on loan delinquency, REO and net losses for the Company's Servicing Portfolio:

                                                                AS OF DECEMBER 31,
                                              ------------------------------------------------------
                                                                                                                AS OF
                                                         1995                        1996                   JUNE 30, 1997
                                              --------------------------  --------------------------  --------------------------
                                                                            (DOLLARS IN THOUSANDS)
                                                               % OF                        % OF                        % OF
                                                             SERVICING                   SERVICING                   SERVICING
                                                             PORTFOLIO                   PORTFOLIO                   PORTFOLIO
                                                           -------------               -------------               -------------
Servicing portfolio.........................   $ 613,791                   $ 641,191                   $ 692,243
                                              -----------                 -----------                 -----------
                                              -----------                 -----------                 -----------
30-59 days delinquent.......................   $   8,339           1.4%    $   9,359           1.5%    $   7,100           1.0%
60-89 days delinquent.......................       6,538           1.0         6,704           1.0         5,350           0.8
90 days or more delinquent..................      21,002           3.4        19,081           3.0        16,075           2.3
                                                                    --                          --                          --
                                              -----------                 -----------                 -----------
  Total delinquencies.......................   $  35,879           5.8%    $  35,144           5.5%    $  28,525           4.1%
                                                                    --                          --                          --
                                                                    --                          --                          --
                                              -----------                 -----------                 -----------
                                              -----------                 -----------                 -----------
REO (1).....................................   $   7,854           1.3%    $   3,951           0.6%    $   4,989           0.7%
                                                                    --                          --                          --
                                                                    --                          --                          --
                                              -----------                 -----------                 -----------
                                              -----------                 -----------                 -----------

                                                             FOR THE YEAR ENDED DECEMBER 31,     FOR THE SIX
                                                            ----------------------------------  MONTHS ENDED
                                                               1994        1995        1996     JUNE 30, 1997
                                                            ----------  ----------  ----------  -------------
                                                                         (DOLLARS IN THOUSANDS)
Average servicing portfolio (2)...........................  $  470,628  $  583,943  $  615,393   $   666,437
Net losses (3)............................................          44         169       2,160         1,000
Percentage of average servicing portfolio.................        0.01%       0.03%       0.35%         0.30%(4)

------------------------

(1) Includes REO of the Company as well as REO of the REMIC Trusts serviced by the Company; however, excludes private investor REO not serviced by the Company.

(2) Average servicing portfolio balance equals the quarterly average of the servicing portfolio computed as the average of the balance at the beginning and end of each quarter.

(3) Net losses represent losses realized with respect to disposition of REO.

(4) Annualized.

    The increase in loan losses in 1996 was principally due to the disposition of properties acquired through foreclosures of wholesale loans purchased in 1993 and 1994 from certain originators from whom the Company no longer purchases loans.

LIQUIDITY AND CAPITAL RESOURCES

    During the third quarter of 1996, the Company completed its Initial Public Offering whereby 4,025,000 shares of Class A Common Stock were sold resulting in gross proceeds of $68.4 million. After deducting underwriting discounts and Initial Public Offering costs, the net proceeds of $63.1 million were used to pay $45.0 million of S Distribution Notes, to pay down $12.9 million of the Company's Warehouse Financing Facilities and to fund current operations.

    Historically, the Company has generated positive cash flow. The Company's sources of cash include loan sales, sales of Regular Interests, borrowings under its Warehouse Financing Facilities, distributions received from Residual Interests, interest income and loan servicing income. The Company's uses of cash include the funding of loan originations and purchases, payments of interest, repayment of its Warehouse

Financing Facilities, capital expenditures, operating and administrative expenses and payment of income taxes.

    The loan origination and processing fees charged to the borrower are included in the principal balance of the loan originated. The Company funds such loans out of available cash or through its Warehouse Financing Facilities. For loans financed through available cash, the Company receives its loan origination and processing fees in cash upon sale of the loan. For loans financed through the Warehouse Financing Facilities, the Company generally receives cash in the amount of the loan origination and processing fees at the time of the Warehouse Financing Facility borrowing and prior to the time the Company recognizes such fees for accounting purposes as a component of loan origination and sale revenue, which occurs upon the sale of the loan. The Company's Warehouse Financing Facilities provide, in the aggregate, up to $150 million in the United States and up to L25 million in the United Kingdom in secured revolving lines of credit which are used to finance loan originations and purchases. Cash provided by operating activities plus the change in loans held for sale was $10.4 million for the six months ended June 30, 1997, and $24.8 million, $12.0 million and $16.9 million for the years ended 1996, 1995 and 1994, respectively.

    The Company's ability to continue to originate and purchase loans is dependent upon adequate credit facilities and upon its ability to sell the loans in the secondary market in order to generate cash proceeds for new originations and purchases. The value of and market for the Company's loans are dependent upon a number of factors, including general economic conditions, interest rates and governmental regulations. Adverse changes in such factors may affect the Company's ability to sell loans for acceptable prices within a reasonable period of time. A prolonged, substantial reduction in the size of the secondary market for loans of the type originated or purchased by the Company may adversely affect the Company's ability to sell loans in the secondary market with a consequent adverse impact on the Company's results of operations, financial condition and ability to fund future originations and purchases.

    The Company's Warehouse Financing Facilities consist of three separate lines of credit: a $125 million facility, a $25 million facility and a L25 million facility. The Company's $125 million Warehouse Financing Facility, which is secured by loans originated or purchased by the Company and currently bears interest at a rate of 0.80% over 30 day London Interbank Offered Rate ("LIBOR"), expires on June 30, 1998. The Company's $25 million Warehouse Financing Facility, which is secured by loans originated or purchased by the Company and currently bears interest at a rate of 0.80% over 30 or 90 day LIBOR, expires on March 5, 1998. The Company's L25 million Warehouse Financing Facility, which is secured by loans originated or purchased by the Company in the United Kingdom and currently bears interest at a rate of 0.925% over 30 day sterling denominated LIBOR, expires on August 31, 1998. Management expects, although there can be no assurance, that the Company will be able to maintain these Warehouse Financing Facilities (or obtain comparable replacement or additional financing) in the future.

    In February 1997, the Company entered into agreements to provide warehouse financing facilities to two mortgage banking companies ("Borrowers") that were controlled by related parties. These lines of credit are secured by loans originated by the Borrowers and by personal guarantees provided by stockholders of the Borrowers, bear interest at 10% per annum, have a combined borrowing limit of $15 million and expire on July 31, 1998. As of June 30, 1997, an aggregate of $7.2 million was outstanding on these lines. In late August 1997 the Company increased the amount of one of these lines by $2 million for a period of up to 30 days.

    In April 1997, the Board of Directors of the Company authorized management to repurchase, from time to time, up to one million shares of Class A Common Stock in open market transactions. In connection with such program, the Company repurchased 333,000 shares of its Class A Common Stock for $7.7 million during the second and third quarters of 1997.

    As of June 30, 1997, the Company had commitments to fund loans of $6.1 million. Historically, approximately 55% of such commitments have ultimately been funded. Capital expenditures totaled $2.1 million for the six months ended June 30, 1997, and $2.3 million, $1.0 million and and $0.9 million in 1996, 1995, and 1994, respectively. In July 1997, the Company purchased an office building for $3.4 million. This facility will be used by the Company's telemarketing operations, which are currently located in two leased facilities.

    The estimated purchase price for the Bank of $9.0 million is expected to be funded by the Company from available cash.

    When it was an S corporation, the Company paid dividends, including amounts to be used by the stockholders for the payment of personal income tax on the earnings of the S corporation, of $15.1 million, $12.2 million and $17.3 million in 1996, 1995 and 1994, respectively. In addition, in 1996, in anticipation of the termination of the Company's S corporation status at the time of the Initial Public Offering, the Company distributed S Distribution Notes to the stockholders of the Company totaling $45.0 million. Proceeds from the Initial Public Offering were used to pay the S Distribution Notes in 1996. Since the completion of the Company's Initial Public Offering in July 1996 the Company has been taxed as a C corporation and no dividends have been declared.

    The Company believes that cash flows from operations, net proceeds from Securitizations and whole loan sales and the availability of funds under the Warehouse Financing Facilities will be sufficient to fund operating needs and capital expenditures for the ensuing 12 months.

EFFECTS OF RECENT ACCOUNTING PRONOUNCEMENTS

    In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128 "Earnings Per Share" which is effective for annual and interim periods ending after December 15, 1997. It supersedes the presentation of primary earnings per share with a presentation of basic earnings per share which does not consider the effect of common stock equivalents. The computation of diluted earnings per share, which gives effect to all dilutive potential common shares that were outstanding during the period, is consistent with the computation of fully diluted earnings per share per Accounting Principles Board Opinion No. 15. The adoption of this standard is not expected to have a material effect on the Company's earnings per share.

    In June 1997, FASB issued SFAS No. 130 "Reporting Comprehensive Income" which is effective for annual and interim periods ending after December 15, 1997. This statement requires that all items that are required to be recognized under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as others financial statements.

    In June 1997, FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which is effective for annual and interim periods ending after December 15, 1997. This statement establishes standards for the method that public entities report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about product and services, geographical areas and major customers. The adoption of this standard is not expected to have a material effect on the Company's financial reporting.

                                    BUSINESS

GENERAL

    The Company is a financial services organization principally engaged in mortgage loan origination, purchases, sales and servicing. Loans originated by the Company primarily consist of fixed and adjustable rate loans secured by first mortgages on single family residences. The majority of the Company's loans are made to owners of single family residences who use the loan proceeds for such purposes as debt consolidation and financing of home improvements. Typically, the Company's borrowers are individuals who do not qualify for conventional loans because of impaired or unsubstantiated credit characteristics and/or unverifiable income, and whose borrowing needs are not met by Conventional Lending Institutions. Other borrowers include individuals who may qualify for a conventional loan but find the Company's loans attractive due to the Company's personalized service and rapid funding capability. The Company sells loans to wholesale purchasers or Securitizes them in the form of a REMIC Trust. A significant portion of the mortgages are Securitized with the Company retaining the right to service the loans. The Company is currently licensed to engage in the mortgage finance business in 16 states, the District of Columbia and the United Kingdom.

    To identify potential customers, the Company utilizes a proprietary marketing methodology developed over its 25 years of existence. This methodology focuses on distinct segments of the home equity lending market. These segments include homeowners believed by management, based on historic customer profiles, to be pre-disposed to using the Company's products and services, and who otherwise satisfy its underwriting guidelines. Using information obtained from a variety of outside sources for new and existing markets, the Company develops a list of homeowners ("Homeowners") with characteristics that make them likely customers. The Company then focuses its telemarketing and mailing efforts on these identified Homeowners.

    Prior to 1994, all of the Company's operations were conducted from retail branch offices located in California. Since 1994, the business strategy of the Company has been to expand its retail branch office operations to states other than California to maximize opportunities that exist in new markets. Currently, the Company has 31 retail branch offices in 16 states and the United Kingdom and has identified additional national and international locations in which it may open new retail branch offices in the future.

    The Company is primarily a retail originator of loans, with 83% of its loan volume for the first six months of 1997 coming from its retail branch operations. Besides a strong emphasis placed on its marketing and sales efforts, the Company provides a high degree of personalized service and timely response to loan applications. Historically, the Company's customers have been willing to pay the Company's loan origination fees and interest rates, which are typically higher than those charged by Conventional Lending Institutions.

    The Company has maintained conservative underwriting guidelines when originating and purchasing loans. The Company has originated loans with higher levels of credit risk to earn origination fees, however, it generally sells such loans on a servicing released basis. In addition, the predominant portion of the Company's loan originations carry relatively low LTVs, which mitigates the credit risk associated with such obligations. In conjunction with the Company's aggressive collection and foreclosure procedures, this approach has allowed the Company historically to maintain low delinquency and loan losses relative to others in the industry.

RECENT DEVELOPMENTS

    HIGH LTV PROGRAM

    In July 1997, the Company entered into an agreement with Mego under which the Company will originate High LTV Loans according to Mego's underwriting guidelines, for purposes of debt consolidation and/or home improvement, at LTVs of up to 125%. The Company will sell such High LTV Loans on a servicing released basis to Mego soon after funding. The Company believes the origination and sale of the High LTV Loans, which would not otherwise satisfy the Company's underwriting guidelines, will allow the Company to realize revenue from leads already generated by its marketing efforts.

    CREDIT CARD PROGRAM

    The Company has entered into a credit card relationship with Fidelity. Under this relationship, Fidelity will issue Affinity Cards that bear the Company's name and that the Company will market and service. The Company believes the terms of the Affinity Cards, including the tax deductibility of interest paid on outstanding balances for most customers, will be attractive to potential borrowers.

    Fidelity will fund the Affinity Card balances, on which it will earn a guaranteed yield. Fidelity will pay the Company for its solicitation, customer relations and collection services and for the credit enhancement of the credit card balances provided by the Company. Under the terms of this credit enhancement, the Company has agreed to indemnify Fidelity for any losses it may incur as a result of the Affinity Card program.

    The Company intends to market the Affinity Card using marketing procedures and underwriting guidelines substantially similar to those used by the Company in marketing its mortgage loan products. Accordingly, the Company expects that many of the individuals solicited for mortgage loan products may also be solicited for the Affinity Card, thereby resulting in relatively lower marketing expenditures for the Affinity Card than would otherwise be expected.

    ACQUISITION OF BANK

    In June 1997, the Company entered into a definitive agreement to acquire the Bank. The cost of the acquisition, which will be $0.6 million in excess of the Bank's stockholder's equity at the date of acquisition, is currently estimated to be $9.0 million. The acquisition is subject to the approval of the OTS.

    Although the Company expects the Bank to continue to accept deposits and provide other financial services, the primary purpose of the acquisition is to expand the Company's credit card finance business. Initially, the credit card products offered by the Bank will be limited to a real estate secured credit card product with substantially the same features as the Affinity Card. The Company intends to market this credit card in the same manner as the Affinity Card. While the Company expects, for the immediate future, to conduct the Affinity Card program concurrently with any credit card program conducted by the Bank, it is anticipated that the Company will transfer the Affinity Card program, and any outstanding balances thereunder, from Fidelity to the Bank during the first year of operation. See "--General" and "--Regulation."

    RETAIL BRANCH NETWORK EXPANSION

    As a part of its continuing retail branch network expansion, since the Initial Public Offering, the Company has opened eight branch offices in four states and four branch offices in the United Kingdom.

MARKETING AND SALES

    MARKETING

    The Company's marketing efforts are designed to identify, locate and focus on individuals who, based on the Company's historic customer profiles, display a statistical likelihood for becoming a consumer of the Company's products and services and, at the same time, satisfy the Company's underwriting guidelines. The Company believes its focused marketing approach makes a more efficient use of its marketing resources and leads to a higher marketing success rate than a broad indiscriminate marketing approach aimed at a wide range of homeowners.

    The Company utilizes a proprietary marketing methodology to subjectively analyze the Company's historical customer base to identify characteristics common to its customers. These common characteristics are integrated with information obtained from a number of outside sources related to the homeowner pool in new or existing markets. The characteristics of individual homeowners and their properties in the homeowner pool are compared with characteristics common to the Company's historical customer base to identify and locate Homeowners with characteristics that make them likely to become customers for the Company's products and services and to satisfy its underwriting guidelines.

    In general, the factors analyzed by the Company in identifying Homeowners include prior consumer finance borrowing, home value, the amount of equity in the home and the length of time a homeowner has owned the home. Credit problems, a lack of a significant credit history and prior borrowings from consumer finance companies are indications that a Homeowner is unlikely to be able to obtain loans from Conventional Lending Institutions, and thus is a more likely candidate for the Company's products and services. Similarly, the Company's experience indicates that a longer ownership period usually results in significant equity in the home, creating an opportunity for a loan that will satisfy the Company's conservative LTV requirements. Management continually refines the Company's proprietary marketing methodology. The Company monitors the performance of its marketing campaigns in evaluating the effectiveness of its methodology in identifying Homeowners in each market.

    While the Company has utilized mass marketing in the past, the Company's experience has proven that focusing its marketing efforts on Homeowners produces a greater yield for its marketing expenditures and leads to more opportunities for loan originations. The majority of Homeowners who become customers of the Company generally use the proceeds of their loans to lower their monthly payments by consolidating outstanding mortgage and consumer debt or to make home improvements.

    FOCUSED MARKETING STRATEGY

    By focusing its marketing efforts on Homeowners in distinct segments of the home equity market who are likely to satisfy the Company's underwriting guidelines, the Company expends fewer resources on identifying Homeowners and properties that do not satisfy such guidelines. The Company's marketing personnel, including telemarketing staff, appraisers, loan officers, branch managers and headquarters personnel, are trained to be aware of the Company's underwriting guidelines and, as described below, review each loan application, focusing on Homeowners whose overall qualifications and properties satisfy such guidelines.

    MAILING CAMPAIGNS AND TELEMARKETING

    The Company's mailing and telemarketing campaigns focus on Homeowners in the communities surrounding its 31 retail branch offices by utilizing many different mailing campaigns focusing on the multiple benefits of the Company's services and loan products. The Company distributes over 1.7 million pieces of mail monthly. All of the Company's mailing campaigns originate from its mail processing center in Orange, California. The Company's mailing campaigns result in over 4,000 inbound loan inquiry calls from Homeowners monthly. The Company continually monitors the effectiveness of each of its mailing campaigns and continues, modifies or discontinues a particular mailing campaign based on the results of such monitoring.

    The Company's telemarketing department handles both inbound and outbound calls from and to Homeowners and existing customers. Substantially all of the inbound calls are from Homeowners responding to the Company's mailing campaigns. The Company monitors the effectiveness of each mailing campaign by tracking which campaign is the source of each inbound call. The outbound telemarketing department uses computerized predictive dialers to continually solicit the Homeowners and the Company's current borrowers. Telemarketing representatives also place follow-up calls to prospective borrowers who have previously set and later canceled appointments to have a Company appraiser visit and inspect the subject property and obtain information about the applicant (an "Appraisal Appointment"), failed to show up for an appointment with a loan officer in a retail branch office to prepare loan documents (a "Sales Appointment") or declined a loan program offered to them by the Company.

    The Company understands its practice to be different from that of its competitors in that the centralized telemarketing department reviews all prospective customers and produces all initial Appraisal Appointments with Homeowners. The centralized telemarketing department, not the retail branch office personnel, is responsible for converting loan inquiries into appointments. The Company believes its centralized telemarketing practice creates greater operating efficiencies by allowing task specialization and reallocation of telemarketing resources to meet geographic needs.

    The telemarketing representative's responsibility is to describe the benefits of the Company's products and services, obtain information about the Homeowner, the subject property, equity in the subject property and the purpose of the loan and, assuming this initial information satisfies the Company's underwriting guidelines, schedule an Appraisal Appointment. By focusing on the equity in the subject property, the telemarketing phase concentrates on Homeowners and properties whose characteristics satisfy the Company's underwriting guidelines.

    Individual telemarketing representatives are rated and compensated based on the number of Appraisal Appointments set. The Company monitors the performance of its telemarketing staff on a weekly and monthly basis.

    APPRAISAL

    The Company's valuation process occurs throughout the loan application process. In many cases, the first stage valuation occurs immediately after a telemarketing representative sets an Appraisal Appointment. Staff at the Company's headquarters gather publicly available information with respect to recent sales of comparable properties in the same area as the subject property. The estimated value of the subject property is verified by the comparable sales data. Only properties that satisfy this stage of the initial underwriting process will be verified and forwarded to the respective retail branch offices for Appraisal Appointments.

    The property is appraised typically within two days of the initial telemarketing contact. This appraisal, which provides a valuable marketing opportunity, is the applicant's first face-to-face contact with the Company's representatives, and the Company stresses to its appraisers the importance of the marketing aspect of their positions. The appraiser's responsibilities are to obtain additional information and required documentation about the applicant, perform a complete technical appraisal of the subject property and schedule a Sales Appointment. The appraiser typically gathers and delivers to the retail branch office the applicant's relevant documents, including the current mortgage documents, if any, evidence of ownership of the subject property, income information and information regarding other bills to be refinanced with the new loan.

    Senior appraisers at the Company's headquarters perform a desk review of the property appraisal on the following loan applications: (i) all properties with a market value above $150,000, (ii) all loan applications with a combined LTV equal to or greater than 55% (62% in California), (iii) all loan applications prepared by a new retail branch office for the first 90 days of its existence,
(iv) all income properties, (v) all properties with values less than $100,000 and (vi) approximately 10% of the loan applications not otherwise reviewed.

    Unlike many of its competitors in the United States, the Company does not use independent fee-based appraisers. Instead, the Company recruits, hires and trains its own field and desk appraisers. In connection with each Securitization of the Company's loans, independent appraisers have conducted appraisals of samples of the subject properties that are the collateral for the Securitized loans. The appraisals performed by the Company's appraisers have been within 1.5% of the aggregate appraisal values on Securitization pools to date as calculated by the independent appraisers.

    The Company hires certified appraisers in those states which require such designation. Individual retail branch office appraisers are rated and compensated based on the number of Sales Appointments set and the ongoing quality of the appraisals performed. The Company monitors the performance of its appraisers on a weekly and monthly basis.

    In the United Kingdom, the Company uses independent third party appraisers who utilize private data bases and who warranty their appraisals. However, the Company's own surveyors visit the borrowers' home generally within 48 hours of the initial contact to meet with the borrowers and to inspect their properties.

    LOAN PRODUCTION

    The retail branch offices are responsible for the next step in the sales process that, if successful, converts the Sales Appointments set by the appraisers into underwritten loan files to be submitted to the Company's quality control department. Each Sales Appointment allows the sales personnel to clearly determine the applicant's need for financing, tailor a loan program to fit the applicant's financial needs, perform preliminary underwriting and provide to the applicant a choice of loan products and a detailed explanation thereof.

    The loan officer utilizes a loan origination software system developed by the Company to preliminarily determine an applicant's qualification for the various products of the Company and the terms applicable to such products. The loan origination software system incorporates the Company's underwriting guidelines with respect to collateral, credit quality, character, and capacity to repay. Prior to each Sales Appointment, the retail branch loan officer or branch manager will run a credit report for each applicant. The Company utilizes a credit score ("FICO Score") derived from a credit scoring model developed by an independent third party. Based upon the applicant's FICO Score, an applicant is preliminarily designated as an "A," "B," "C" or "D" risk. This designation is reviewed by the Company's centralized quality control and underwriting department before final approval.

    The typical retail branch office consists of a branch manager, one or two loan officers, one or two appraisers and one or two loan processors. The Company generally recruits and hires its loan officers in the location of the branch office. The Company focuses on candidates with professional sales experience for loan officer positions. Loan officer and branch manager candidates are required to successfully complete four weeks of sales and technical underwriting training to learn the Company's sales presentation and lending procedures prior to their placement in a retail branch office. Retail branch office sales personnel are required to attend quarterly regional sales and technical training meetings.

    Loan officers and branch managers are rated and compensated based on the amount of loans funded. The Company strives to develop its loan officers and to promote the most qualified loan officers to branch managers. The Company monitors the performance of its loan officers and branch managers on a weekly and monthly basis.

    REPEAT BUSINESS AND PRESERVATION OF LOAN PORTFOLIO

    A significant number of the Company's borrowers are repeat customers. Once a loan is funded, the Company maintains a relationship with its borrowers to ensure borrower satisfaction and to respond to any future borrowing needs.

    Many competitors in the Company's markets obtain publicly available information with respect to the Company's borrowers and solicit such borrowers for additional borrowing or refinancing. The Company's portfolio refinancing programs have allowed it to retain a significant number of borrowers who might otherwise have obtained additional borrowings or refinanced their existing mortgages with the Company's competitors.

LOAN ORIGINATION AND ACQUISITION THROUGH BROKERS AND LENDERS

    The Company has historically augmented its loan production by purchasing loans from other affiliated, unaffiliated and related party brokers and lenders. The Company has entered into mortgage loan purchase agreements with each originator which require specified minimum levels of experience in origination of non-conventional mortgage loans and provide representations, warranties and buy-back provisions which generally are not less restrictive than representations and warranties required of the Company for the Securitization of its own loan originations. The Company recently has expanded its purchase of wholesale loans with a concentration on low LTV loans made to Homeowners located in its current or potential market areas. The Company intends to solicit these Homeowners for additional borrowings.

UNDERWRITING

    The Company views its underwriting process as beginning with the marketing of its products and services. The Company has designed its marketing programs to screen out those homeowners and subject properties that do not meet the Company's underwriting guidelines. As an integral part of its marketing process, the Company trains its telemarketing representatives, appraisers and loan officers to evaluate each subject property in light of the Company's underwriting guidelines.

    The main underwriting and quality control functions are centralized at the Company's headquarters. The most significant of the Company's underwriting functions are performed by senior management. The Company maintains a quality control department and a loan committee. Every loan application file is reviewed by the Company's loan committee. The loan committee works in conjunction with the quality control department to provide a final review of the underwriting and terms of a potential loan. The Company strives to process each loan application received from its retail branch office network as quickly as possible in accordance with the Company's loan application approval procedures. Accordingly, most loan applications receive decisions within three days of receipt and are funded within 18 days of approval.

    Each retail branch office submits executed initial applications to the quality control department. The quality control department reviews, in its entirety, every loan file forwarded by retail branch offices and wholesale originators. Loan files are reviewed for completeness, accuracy and compliance with the Company's underwriting criteria and applicable governmental regulations. Based on their initial review, quality control and underwriting personnel inform retail branch office personnel of any additional requirements that must be fulfilled to complete the loan file.

    After a full review by the quality control department, each initial loan application file is forwarded to the loan committee for approval. These documents are again subjected to a full review. Loans that clearly conform to the Company's underwriting guidelines are approved at the first level. Other loans which present more complicated underwriting issues are reviewed by senior underwriting personnel.

    The decision of the loan committee to approve, decline or modify a loan is based upon a number of factors, including the appraised value of the property, the applicant's creditworthiness and the Company's perceptions of the applicant's ability to repay the loan. With respect to the value of the collateral, loans secured by first mortgages are generally limited to a maximum 75% combined LTV; however, the Company will originate loans with a combined LTV of up to 90% for loans expected to be sold on a whole loan basis. Loans secured by second mortgages are limited to a maximum 80% combined LTV. The Company has established classifications with respect to the credit profiles of loans and subject properties based on certain of the applicant's characteristics. Each loan application is placed into one of the Company's four ratings ("A" through "D," with subratings within those categories), depending upon the following three primary factors: (i) an applicant's FICO Score, (ii) combined LTVs and
(iii) debt-to-income ratios. Terms of loans made by the Company vary depending upon the classification of the application. Applications with lower classifications generally are subject to higher interest rates due to the increased risk inherent in the loan. A loan application must meet the following minimums with respect to each of the three primary factors to be included in the applicable ratings shown below:

                                                                         "A"          "B"          "C"          "D"
                                                                         ---          ---          ---          ---
Minimum FICO Score.................................................         659          585          511            0
Maximum LTV........................................................          75%          73%          72%          65%
Maximum debt-to-income ratio.......................................          40%          49%          59%          65%

    In addition to the above criteria, the Company requires higher interest rates on loans with certain risk factors. These factors include, among others, an unsubstantiated employment history, a recent foreclosure proceeding, a number of recent delinquent payments on an existing mortgage, a recent bankruptcy filing, non-owner occupied properties, rural properties or the presence of a senior mortgage or zoning restrictions on the subject property.

    During the past three years, the Company's mix of loans by risk classification has not changed significantly. The following table reflects the risk classifications of the Company's loan originations and purchases for the six months ended June 30, 1997:

                                                                 TOTAL
                                                              (DOLLARS IN    % OF     INITIAL WEIGHTED
LOAN CLASSIFICATION                                           THOUSANDS)     TOTAL     AVERAGE COUPON
------------------------------------------------------------  -----------  ---------  -----------------
 "A"       Risk.............................................   $ 100,308        45.6%           8.9%
"B"        Risk.............................................      63,519        28.9            9.5
"C"        Risk.............................................      42,336        19.2           10.1
"D"        Risk.............................................      13,959         6.3           11.1
                                                              -----------  ---------          -----
  Total.....................................................   $ 220,122       100.0%           9.4%
                                                              -----------  ---------          -----
                                                              -----------  ---------          -----

    The preceding discussion does not apply to the Company's new High LTV Loan Program. See "--General." The Company will originate High LTV loans in accordance with underwriting guidelines supplied by Mego. The Company may enter into similar arrangements with other originators.

LOAN ORIGINATIONS AND PURCHASES

    The following table highlights selected information relating to the origination and purchase of loans by the Company for the periods indicated:

                                                                                       FOR THE SIX MONTHS
                                                     FOR THE YEAR ENDED DECEMBER 31,
                                                                                         ENDED JUNE 30,
                                                     -------------------------------  --------------------
                                                       1994       1995       1996       1996       1997
                                                     ---------  ---------  ---------  ---------  ---------
Type of property securing loan:
  Single family....................................       92.4%      95.0%      95.1%      95.4%      93.6%
  Multi-family.....................................        5.4        2.7        3.3        2.8        4.4
  Planned unit development and other...............        2.2        2.3        1.6        1.8        2.0
                                                     ---------  ---------  ---------  ---------  ---------
Total..............................................      100.0%     100.0%     100.0%     100.0%     100.0%
                                                     ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------

Type of mortgage securing loan:
  First mortgage...................................       95.4%      94.5%      99.3%      98.9%      99.8%
  Second mortgage..................................        4.4        5.4        0.7        1.1        0.2
  Third mortgage...................................        0.2        0.1          -          -          -
                                                     ---------  ---------  ---------  ---------  ---------
Total..............................................      100.0%     100.0%     100.0%     100.0%     100.0%
                                                     ---------  ---------  ---------  ---------  ---------
                                                     ---------  ---------  ---------  ---------  ---------
Weighted average interest rate.....................        8.7%      10.3%       9.6%       9.5%       9.4%
Weighted average initial combined LTV (1)..........       56.2%      59.3%      62.2%      62.4%      63.5%

------------------------

(1) The LTV of a loan secured by a senior mortgage is determined by dividing the amount of the loan by the appraised value of the mortgaged property at origination. The combined LTV of a loan secured by any junior mortgage is determined by taking the sum of the loan secured by such mortgage and any senior mortgages and dividing by the appraised value of the mortgaged property at origination.

LOAN SALES

    SECURITIZATION

    In a Securitization, the Company exchanges loans for Regular Interests and a Residual Interest in the REMIC Trust. The Regular Interests are immediately sold by the Company to the public for cash. As the holder of the Residual Interest, the Company is entitled to receive certain excess cash flows. These excess cash flows are the difference between (a) principal and interest paid by borrowers and (b) the sum of (i) scheduled principal and interest paid to holders of the Regular Interests, (ii) trustee fees, (iii) third-party credit enhancement fees,
(iv) servicing fees and (v) loan losses. The Company begins receiving these excess cash flows after certain overcollaterization requirements, which are specific to each Securitization and are used as a means of credit enhancement, have been met.

    To increase the profitability from the sale of Securitized loans, the Company arranges for credit enhancement to achieve an improved credit rating on the Regular Interests issued. This credit enhancement generally takes the form of an insurance policy, issued by a monoline insurance company, ensuring the holders of the Regular Interests of timely payment of scheduled principal and interest at the pass-through rate. In addition, the pooling and servicing agreements that govern the distribution of cash flows from the loan pool included in the REMIC Trusts typically require overcollateralization as an additional means of credit enhancement. The purpose of the overcollateralization is to provide a source of payment in the event of higher than anticipated loan losses. Overcollateralization requirements may include an initial deposit, the sale of loans at less than par, or retention in the REMIC Trust of collections from the pool until a specified overcollateralization amount has been attained. This retention of excess cash flow creates a faster amortization of the scheduled balance of the Regular Interests than the amortization of the principal balance of the Securitized loan pool. Losses resulting from defaults by borrowers on a payment of principal or interest on the loans in the Securitized pool will reduce the overcollateralization to the extent that funds are available and may result in a reduction in the value of the Residual Interests held by the Company. If payment defaults exceed the amount of overcollateralization and excess cash flows, the insurance policy will pay any further losses experienced by holders of the Regular Interests in the related REMIC Trust.

    Generally, the Company sells loans at face value to a REMIC Trust, except when it sells loans at less than par for overcollateralization purposes. Loans are sold without recourse except for certain representations and warranties provided by the Company. Under the terms of the pooling and servicing agreements the Company may be required either to repurchase or to replace loans that do not conform to such representations and warranties. To date, the Company has not been required to substitute or repurchase any such loans.

    The Company retains the right to service loans it Securitizes. In addition to management servicing fees, the Company also receives prepayment and other ancillary servicing fees on Securitized loans.

    WHOLE LOAN SALES

    Certain loans originated or purchased by the Company are not chosen for inclusion in a REMIC Trust. These loans may include loans with higher combined LTVs and/or loans that have increased credit risk. The Company will originate these loans to earn the origination fees and will then sell such loans to wholesale purchasers on a servicing released basis to avoid credit risks related to such loans. The Company anticipates that it will continue to sell certain loans on a whole loan basis.

    Prior to 1992, the Company sold its loan origination volume to private investors. Since the Company's utilization of Securitizations in 1992, its use of loan sales to private investors has declined. The Company has retained the rights to service loans it has sold to private investors.

INTEREST RATE RISK MANAGEMENT

    The Company's profitability is in part determined by the difference, or "spread," between the effective rate of interest receivable on the loans originated or purchased by the Company and the pass-through interest rates payable to Regular Interests issued in Securitizations. After a loan is originated or purchased and while it is held pending sale or Securitization, the spread can be adversely affected by increases in the interest rate demanded by purchasers or investors in the Company's Securitizations. Whole loan sales by the Company are generally to other companies with a higher tolerance for credit risk who purchase loans from the Company to augment their own Securitization volume.

    The Company has implemented a hedging program designed to provide a level of protection against the impact of rapid changes in interest rates on the value of fixed rate loans from the time the Company commits to fund or purchase such loans to the date of their Securitization or sale. The Company does not hedge the interest rate risk associated with holding adjustable rate mortgages pending their Securitization or sale due to the decreased significance of such risk as the pass-through rates for Regular Interests related to the Company's adjustable rate mortgage pools are also adjustable.

    The Company's hedging program, which was initiated in 1994, has been limited to selling short United States Treasury securities and prefunding loan originations in its Securitizations. United States Treasury securities are utilized by the Company due to the liquidity of the market for such securities and the high degree of correlation between such securities and the pass-through interest rates for Regular Interests in the Company's fixed rate mortgage pools. Prefunding allows the Company to fix the relationship between the interest rates charged on the loans and the pass-through rates for the Regular Interests by permitting the Company to deliver loans to a REMIC Trust after the date of its closing.

    The Company may utilize various financial instruments in its hedging activities. The nature and quantity of hedging transactions are determined by the Company's management based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases. To decrease market risk, only highly liquid instruments are utilized in the Company's hedging activities. By their nature, however, all such instruments involve risks, and the maximum potential loss may exceed the value at which such instruments are carried. See "Risk Factors--Fluctuations in Interest Rates May Adversely Affect Profitability." As is customary for these types of instruments, the Company does not require collateral or other security from counterparties to these instruments. The Company manages its credit exposure to counterparties through credit approvals, credit limits and other monitoring procedures.

SERVICING

    The Company retains the right to service the loans it originates and purchases (other than loans sold to wholesale purchasers). Loan servicing includes collecting payments from borrowers, remitting payments to investors who have purchased loans, investor reporting, accounting for principal and interest, contacting delinquent borrowers, conducting foreclosure proceedings and disposing of foreclosed properties. The Company's Servicing Portfolio includes 9,373 loans with an outstanding balance of $692.2 million as of June 30, 1997. The Company receives management servicing fees ranging from 0.5% to 2.0% per annum for fixed rate loans and 0.5% to 1.0% per annum for adjustable rate loans, based upon the outstanding balance of loans in REMIC Trusts. The Company currently services only Company originated or purchased loans.

    The Company has a sophisticated computer-based loan servicing system that enables it to provide effective and efficient processing of loans. The system, which is able to service fixed and adjustable rate loans, provides the Company with, among other things, payment-processing, cashiering, collection and reporting functions.

    The Company believes its aggressive collection practices contribute to the relatively low delinquency and loss rates on its Servicing Portfolio. The following table illustrates the timeline of the Company's collection practices, assuming (i) the loan is originated in California and (ii) a ten day grace period applies by contract or under applicable law:

                     TIME                                           EVENT
----------------------------------------------  ---------------------------------------------
1st day of the month                            Borrower loan payment due

11th day of the month                           Payment not received is late

12th day of the month                           Notice of past due payment mailed to borrower

19th day of the month                           Foreclosure notice mailed to borrower

26th day of the month                           Final notice mailed to borrower

42 days after due date                          File forwarded to foreclosure department
                                                which records notice of default on 45th day
                                                of delinquency

After notice of default or similar notice is    Borrower informed of status and the Company's
  recorded                                      reinstatement period dates

During the reinstatement period                 Pre-foreclosure property valuation performed

End of the reinstatement period                 Notice of trustee's sale recorded and
                                                trustee's sale date scheduled. Property sold
                                                to third party or acquired on behalf of the
                                                Company or a REMIC Trust

    The borrower is contacted by telephone prior to recording the notice of default to inform the borrower of the situation. If the borrower does not bring the loan current within the reinstatement period, a notice of sale is published and a trustee's sale date is scheduled. During this period of time, the Company performs a pre-foreclosure valuation of the property to determine whether changes in the value of the property have occurred since the date of origination. If the loan is not reinstated or repaid, the property is either sold to a third party at the trustee's sale or acquired on behalf of the Company. The Company forecloses as quickly as applicable regulations allow. The Company contracts on a nationwide basis with several independent foreclosure service companies to facilitate the foreclosure process for properties located outside California. For delinquent loans originated within California, the Company performs foreclosure procedures internally. Properties acquired by the Company are managed with the objective of immediate sale.

    In other states and the United Kingdom, the Company's collection procedures described above may occur sooner or later depending upon applicable foreclosure regulations.

    The Company's loan servicing software also allows the Company to track and maintain hazard insurance information. Periodic expiration reports list all policies scheduled to expire within 30 days. When policies lapse, a letter is issued advising the borrower of the lapse and that the Company will obtain force placed insurance at the borrower's expense. Additionally, the Company maintains a blanket insurance policy that provides fire insurance coverage for the Company in the event that the Company fails to obtain force placed insurance in a timely manner upon expiration of the homeowner's policy.

    Regulation and practices regarding the liquidation of properties (I.E., foreclosure) and the rights of the mortgagor in default vary greatly from jurisdiction to jurisdiction. Loans originated by the Company are secured by mortgages, deeds of trust, trust deeds, security deeds or deeds to secure debt, depending upon the prevailing practice in the state in which the property securing the loan is located. Depending on local law, foreclosure is effected by judicial action and/or non-judicial sale, and is subject to various notice and filing requirements. If foreclosure is effected by judicial action, the foreclosure proceedings may take several months.

    In general, the borrower, or any person having a junior encumbrance on the real estate, may cure a monetary default by paying the entire amount in arrears plus other costs and expenses incurred in enforcing the obligation during a statutorily prescribed reinstatement period.

    There are a number of restrictions that may limit the Company's ability to foreclose on a property. A lender may not foreclose on the property securing a junior mortgage loan unless it forecloses subject to each senior mortgage. Moreover, if a borrower has filed for bankruptcy protection, a lender may be stayed from exercising its foreclosure rights. Also, certain states provide a homestead exemption that may restrict the ability of a lender to foreclose on residential property. In such states, the Company requires the borrower to waive his or her right of homestead. Such waivers of homestead rights may not be enforceable in certain states.

    Although foreclosure sales are typically public sales, frequently no third party purchaser bids in excess of the amount of the lender's lien. Such a lack of bidding is due to several factors, including the difficulty of determining the status of title to the property, the possible deterioration of the property during foreclosure proceedings and the requirement that the purchaser pay for the property in cash or by cashier's check. Thus, the foreclosing lender often purchases the property from the trustee and subsequently re-markets the property. Depending upon market conditions, the proceeds of the subsequent resale by the Company may not be adequate to cover the investment in the loan.

CURRENT MARKETS AND EXPANSION PLANS

    CURRENT MARKETS

    The Company originates loans through 27 retail branch offices in 16 states and the District of Columbia in the United States and four retail branch offices in the United Kingdom. The Company believes that originating loans through an extensive retail branch office network represents the most profitable loan origination strategy due to the significant level of loan origination fees earned by the Company.

    Although the Company is licensed to originate loans in 16 states, the District of Columbia and the United Kingdom, its business has historically been concentrated in California. While this concentration has declined, California remains a significant part of the Company's business and contributed 22.5% of the Company's total loan originations and purchases for the six months ended June 30, 1997. Expansion outside California began in late 1994. The number of retail branch offices within California has declined from a historical high of 11 in 1992 to seven as of June 30, 1997.

    The following table shows the geographic distribution of the Company's loan originations and purchases for the periods indicated.

           GEOGRAPHIC DISTRIBUTION OF LOAN ORIGINATIONS AND PURCHASES

                                                                                                                FOR THE
                                                                                  FOR THE YEAR              SIX MONTHS ENDED
                                                                               ENDED DECEMBER 31,               JUNE 30,
                                                                         -------------------------------  --------------------
                                                                           1994       1995       1996       1996       1997
                                                                         ---------  ---------  ---------  ---------  ---------
United States
  California...........................................................       94.3%      43.0%      37.9%      43.7%      22.5%
  New York.............................................................          -          -        2.8          -       12.2
  Illinois.............................................................          -       14.1       14.2       15.2       11.2
  New Jersey...........................................................          -          -        3.0          -        8.8
  Washington...........................................................        3.4       14.9       10.9       12.6        7.7
  Oregon...............................................................        0.2        5.9        5.6        6.0        6.5
  Utah.................................................................          -        2.5        3.0        3.6        4.8
  Florida..............................................................        0.1        8.1        6.7        7.8        4.6
  Colorado.............................................................        0.4        6.7        4.2        4.7        4.4
  Pennsylvania.........................................................          -          -        3.9        1.2        4.4
  Other states.........................................................        1.6        4.8        6.9        5.2        9.9
United Kingdom.........................................................          -          -        0.9          -        3.0
                                                                         ---------  ---------  ---------  ---------  ---------
    Total..............................................................      100.0%     100.0%     100.0%     100.0%     100.0%
                                                                         ---------  ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------  ---------

    NATIONAL AND INTERNATIONAL EXPANSION

    The Company intends to continue to expand its existing retail branch office network in the United States and in the United Kingdom. The Company's expansion strategy involves (i) identifying areas with demographic statistics comparable to existing markets in which the Company has been successful in originating loans, (ii) understanding each new market's regulatory requirements and tailoring the Company's loan programs and practices to comply with such requirements and (iii) identifying and training branch managers and loan officers for each new retail branch office.

    The Company believes that its products and services are best suited for those housing markets with home values near the nation's averages. After identifying a potential new market, the Company contracts with regional or national companies to gather publicly available information with respect to that market and to integrate such information with the Company's proprietary marketing methodology. The Company produces a list of Homeowners whom the Company believes, based on its historic customer profile, are likely to utilize the Company's products and services and satisfy the Company's underwriting guidelines. The Company then focuses its marketing efforts on these Homeowners in the new market.

    The Company has generally entered into short term leases for its retail branch offices. Additionally, the Company generally recruits and hires the personnel required to staff its retail branch offices from the area near the new market. Branch managers of new retail branch offices are generally branch managers of existing retail branch offices or loan officers promoted from existing retail branch offices.

COMPETITION

    As a consumer finance company, the Company continues to face intense competition. Traditional competitors in the financial services business include other mortgage banking companies, mortgage brokers, commercial banks, credit unions, savings institutions, credit card issuers and finance companies. Many of these competitors in the consumer finance business are substantially larger and have considerably greater financial, technical and marketing resources than the Company. Competition can take many forms including convenience in obtaining a loan, customer service, marketing and distribution channels, amount of the loan, loan origination fees and interest rates. In addition, the current level of gains realized by the Company and its existing competitors on the sale of loans could attract additional competitors into this market with the possible effect of lowering gains on future loan sales owing to increased competition.

    The Company believes that it is able to compete on the basis of providing prompt and responsive service, consistent underwriting and competitive loan programs to borrowers whose needs are not met by Conventional Lending Institutions.

REGULATION

    The Company's business is subject to extensive regulation at both the federal and state level and in the United Kingdom. Regulated matters include loan origination, credit activities, maximum interest rates and finance and other charges, disclosure to customers, terms of secured transactions, the collection, repossession and claims handling procedures utilized by the Company, multiple qualification and licensing requirements for doing business in various jurisdictions and other trade practices.

    TRUTH IN LENDING

    The Truth in Lending Act ("TILA") and Regulation Z promulgated thereunder contain certain disclosure requirements designed to provide consumers with uniform, understandable information with respect to the terms and conditions of loans and credit transactions in order to give them the ability to compare credit terms. TILA also guarantees consumers a three day right to cancel certain credit transactions including loans of the type originated by the Company. Management of the Company believes that it is in compliance with TILA in all material respects. If the Company were found not to be in compliance with TILA, aggrieved borrowers could have the right to rescind their loans and to demand, among other things, the return of finance charges and fees paid to the Company.

    In September 1994, the Riegle Act was enacted. Among other things, the Riegle Act makes certain amendments to TILA (the "TILA Amendments"). The TILA Amendments generally apply to mortgage loans (other than mortgage loans to finance the acquisition or initial construction of a dwelling) with (i) total loan origination fees and other fees upon origination in excess of the greater of eight percent of the total loan amount or a certain dollar amount (currently $400) or (ii) an annual percentage rate of more than ten percentage points higher than comparably maturing U.S. Treasury securities ("Covered Loans"). The Company estimates that substantially all of the loans currently originated or purchased by the Company are Covered Loans.

    The TILA Amendments impose additional disclosure requirements on lenders originating Covered Loans and prohibits lenders from engaging in a pattern or practice of originating Covered Loans that are underwritten solely on the basis of the borrower's home equity without regard to the borrower's ability to repay the loan. The Company will, consistent with its practices with respect to all loans, apply to all Covered Loans underwriting criteria that take into consideration the borrower's ability to repay.

    The TILA Amendments also prohibit lenders from including prepayment fee clauses in Covered Loans to borrowers with a monthly debt-to-income ratio in excess of 50% or Covered Loans used to refinance existing loans originated by the same lender or an affiliate of such lender. The Company reported $1.7 million, $4.0 million, $3.2 million and $3.1 million in prepayment fee revenue in the six months ended June 30, 1997 and in the fiscal year 1996, 1995 and 1994, respectively. The Company will continue to collect prepayment fees on loans originated prior to the October 1995 effectiveness of the TILA Amendments and on non-Covered Loans as well as on Covered Loans in permitted circumstances. Compliance with the TILA Amendments may cause the level of prepayment fee revenue to decline in future years. The TILA Amendments impose other restrictions on Covered Loans, including restrictions on balloon payments and negative amortization features, which the Company does not believe will have a material impact on its operations.

    OTHER LENDING LAWS

    The Company is also required to comply with the Equal Credit Opportunity Act of 1974, as amended ("ECOA"), which prohibits creditors from discriminating against applicants on certain prohibited bases, including race, color, religion, national origin, sex, age or marital status. Regulation B promulgated under ECOA restricts creditors from obtaining certain types of information from loan applicants. Among other things, it also requires certain disclosures by the lender regarding consumer rights and requires lenders to advise applicants of the reasons for any credit denial. In instances where the applicant is denied credit or the rate or charge for loans increases as a result of information obtained from a consumer credit agency, another statute, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency. In addition, the Company is subject to the Fair Housing Act and regulations thereunder, which broadly prohibit certain discriminatory practices in connection with the Company's business. The Company is also subject to the Real Estate Settlement Procedures Act of 1974, as amended.

    In addition, the Company is subject to various other federal and state laws, rules and regulations governing among other things, the licensing of, and procedures that must be followed by, mortgage lenders and servicers, and disclosures that must be made to consumer borrowers. Failure to comply with such laws, as well as with the laws described above, may result in civil and criminal liability. As a mortgage lender, the Company has been, and expects to continue to be, subject to regulatory enforcement actions and private causes of action from time to time with respect to its compliance with applicable laws and regulations. The Company's lending practices have in the past been and currently are under regulatory review by various state authorities. Although the Company utilizes systems and procedures to facilitate compliance with these legal requirements and believes that it is in compliance in all material respects with applicable laws, rules and regulations, there can be no assurance that more restrictive laws, rules and regulations will not be adopted in the future, or that existing laws and regulations will not be interpreted in a more restrictive manner, which could make compliance more difficult or expensive.

    INSURANCE REGULATORY LAWS

    As a condition to funding its loans, the Company requires each borrower to obtain and maintain a policy of insurance providing coverage, at an amount equal to the greater of the replacement cost or loan amount, for improvements on any real property securing the borrower's loan. If the borrower fails to provide such coverage prior to closing of the borrower's loan or if the borrower's coverage is subsequently canceled or not renewed at any time during the loan period and the borrower fails to obtain new coverage, the Company will provide coverage on the borrower's behalf under policies insuring the Company's interest in the collateral. Such practice is commonly referred to as "forced placement" of insurance. The Company receives a fee in connection with its placement of such insurance in California, which activity is not required to be licensed.

    Insurance which is force placed is subject to regulation under TILA, the National Flood Insurance Act and state insurance regulatory and lender statutes. Such laws and regulations generally impose disclosure and notice requirements which must be satisfied prior to forced placement of coverage, limitations on the amount of coverage that a lender may obtain to protect its interest in the collateral and restrictions on fees and charges that the Company may assess in connection with such insurance.

    In addition, in California only, the Company provides insurance agency services with respect to credit life insurance and credit disability insurance. The Company's sale of these insurance products in California is subject to statutes and regulations applicable to insurance producers.

    Failure to comply with any of the foregoing federal and state laws and regulations could result in the imposition of civil penalties on the Company, class action lawsuits and administrative enforcement actions.

    UNITED KINGDOM REGULATIONS

    The Company's mortgage business in the United Kingdom is subject to regulations promulgated under the United Kingdom Consumer Credit Act of 1974 (the "CCA") with respect to loans made to individuals or partnerships with principal balances of L15,000 or less. Loans with principal balances in excess of L15,000 are not currently regulated within the United Kingdom. The CCA and regulations promulgated thereunder, among other things, impose licensing obligations on the Company's United Kingdom subsidiaries, set down certain requirements relating to the form, content, legibility, execution and delivery of loan documents, restrict communication with the borrower prior to completion of a transaction, require information and notice of enforcement to be given to the borrower, require rebates to the borrower on early settlement and create a cause of action for re-opening "extortionate credit bargains." This cause of action applies both to loans whose principal amount is less than or exceeds L15,000. A license is required to service loans in the United Kingdom irrespective of the size of the loan. Failure to comply with the requirements of these rules and regulations can result in the revocation or suspension of the license to do business and render the mortgage unenforceable in the absence of a court order. The United Kingdom Office of Fair Trade recently has expressed regulatory concern with respect to certain mortgage loan products and practices, which may include those utilized by the Company.

    The Company's operations in the United Kingdom involve loans with principal balances in excess of L15,000 and are therefore largely unregulated under the CCA, but are subject to the provisions on the re-opening of extortionate credit bargains. The Company's operations in the United Kingdom are also subject to the Unfair Terms in Consumer Contracts Regulations 1994, which provide that "unfair" terms in standard form contracts (which have not been individually negotiated) are not binding on consumers.

    REGULATION AND SUPERVISION--BANK

    GENERAL. If the acquisition of the Bank is consummated, FACO will be a savings and loan holding company and, as such, will be subject to OTS regulation, examination, supervision and reporting requirements. The Bank is a federally chartered savings bank, a member of the Federal Home Loan Bank ("FHLB") of San Francisco, and its deposits are insured by the Savings Association Insurance Fund ("SAIF") to the maximum extent permitted by law. The Bank is subject to extensive regulation by the OTS, as its chartering agency, and by the FDIC, as its deposit insurer. In addition to the statutes and regulations discussed above, the Bank must undergo at least one full scope, on-site safety and soundness examination every year. The Director of the OTS is authorized to impose assessments on the Bank to fund OTS operations, including the cost of examinations. The FDIC has "back-up" authority to take enforcement action against the Bank if the OTS fails to take such action after a recommendation by the FDIC. The FDIC may also impose assessments on the Bank to cover the cost of FDIC examinations. Finally, the Bank is subject to regulation by the Board of Governors of the Federal Reserve System ("FRB") with respect to certain aspects of its business.

    Changes in legislation and regulatory policy and the interpretations thereof have materially affected the business of the Bank and other financial institutions in the past and are likely to do so in the future. There can be no assurance that future changes in the regulations or their interpretation will not adversely affect the business of the Bank. Future legislation and regulatory policy could also alter the structures and competitive relationships among financial institutions. Regulatory authorities also have the power, in certain circumstances, to prohibit or limit the payment of dividends to holders of common stock of the Bank. In addition, certain regulatory actions, including general increases in federal deposit insurance premiums, additional insurance premium assessments to recapitalize the SAIF or the application of the risk-based insurance premium system to the Bank, may increase the Bank's operating expenses in future periods and may have a material adverse impact on the Bank's capital levels and results of operations.

    HOLDING COMPANY REGULATION. If the acquisition of the Bank is consummated, FACO will be a "unitary" savings and loan holding company under the terms of the Home Owners' Loan Act, as amended ("HOLA"). As such, FACO will be required to be registered with the OTS and will be subject to OTS regulations, examinations, supervision and reporting requirements. Among other things, the OTS has enforcement authority which permits the OTS to restrict or prohibit activities that are determined to be a serious risk to the subsidiary savings institution.

    There are generally no restrictions on the activities of a unitary savings and loan holding company. However, if the savings institution subsidiary of such a holding company fails to meet the qualified thrift lender ("QTL") test, then such holding company also will become subject to the activities restrictions applicable to multiple savings and loan holding companies and, unless the savings institution requalifies as a QTL within one year thereafter, will have to register as, and become subject to, the restrictions applicable to a bank holding company. See "--Qualified Thrift Lender Test."

    FIRREA CAPITAL REQUIREMENT. The OTS capital regulations, as required by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 ("FIRREA"), include three separate minimum capital requirements for the savings institution industry--a "tangible capital requirement," a "leverage limit" and a "risk-based capital requirement." These capital standards must be no less stringent than the capital standards applicable to national banks. The OTS also has the authority, after giving the affected institution notice and an opportunity to respond, to establish an individual minimum capital requirement for a savings institution which is higher than the industry minimum requirements, upon a determination that an individual minimum capital requirement is necessary or appropriate in light of the institution's particular circumstances.

    The industry minimum capital requirements are as follows:

    Tangible capital of at least 1.5% of adjusted total assets. Tangible capital consists of (1) common stockholders' equity, noncumulative perpetual preferred stock and related earnings, nonwithdrawable accounts and pledged deposits qualifying as core capital and minority interests in the equity accounts of fully consolidated subsidiaries, after deducting (a) certain qualifying intangible assets and certain mortgage servicing rights and (b) the amount by which investments in subsidiaries engaged as principal in activities not permissible for national banks exceeds the amount of such investments as of April 12, 1989 and the lesser of the institution's investments in and extensions of credit to such subsidiaries, net of any reserves established against such investments, (i) as of April 12, 1989 and (ii) as of the date on which the institution's tangible capital is being determined. In general, adjusted total assets equal the institution's consolidated total assets, minus any assets that are deducted in calculating capital.

    Core capital of at least 3% of adjusted total assets (the "leverage limit"). Core capital consists of tangible capital plus goodwill resulting from pre-April 12, 1989 acquisitions of troubled savings institutions. Certain qualifying intangible assets, mortgage servicing rights and deferred tax assets must be deducted from core capital.

    Total capital of at least 8% of risk-weighted assets (the "risk-based capital requirement"). Total capital includes both core capital and "supplementary" capital items deemed less permanent than core capital, such as subordinated debt and general loan loss allowances (subject to certain limits). Equity investments (with the exception of investments in subsidiaries and investments permissible for national banks) and portions of certain high-risk land loans and nonresidential construction loans must be deducted from total capital. If interest rate risk exceeds a certain threshold, total capital will be reduced by a specified amount. At least half of total capital must consist of core capital.

    Risk-weighted assets are determined by multiplying each category of an institution's assets, including off balance sheet asset equivalents, by an assigned risk weight based on the credit risk associated with those assets, and adding the resulting products. The four risk weight categories range from zero percent for cash and government securities to 100% for assets (including past-due loans and real estate owned) that do not qualify for preferential risk-weighting.

    FDICIA PCA REGULATIONS. FDICIA required the OTS to implement a system requiring regulatory sanctions against institutions that are not adequately capitalized, with the sanctions growing more severe the lower the institution's capital. The OTS has established specific capital ratios under the PCA Regulations for five separate capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.

    Under the OTS regulations implementing FDICIA, an institution is treated as well capitalized if its ratio of total capital to risk-weighted assets is at least 10.0%, its ratio of core capital to risk-weighted assets is at least 6.0%, its ratio of core capital to adjusted total assets is at least 5.0%, and it is not subject to any order or directive by the OTS to meet a specific capital level. An institution is adequately capitalized if its ratio of total capital to risk-weighted assets is at least 8.0%, its ratio of core capital to risk-weighted assets is at least 4.0%, and its ratio of core capital to adjusted total assets (leverage ratio) is at least 4.0% (3.0% if the institution receives the highest rating on the OTS financial institutions rating system).

    An institution whose capital does not meet the amounts required in order to be adequately capitalized will be treated as undercapitalized. If an undercapitalized institution's capital ratios are less than 6.0% total capital to risk-weighted assets, 3.0% core capital to risk-weighted assets, or 3.0% core capital to adjusted total assets, it will be treated as significantly undercapitalized. Finally, an institution will be treated as critically undercapitalized if its ratio of "tangible equity" (core capital plus cumulative perpetual preferred stock minus intangible assets other than supervisory goodwill and purchased mortgage servicing rights) to adjusted total assets is equal to or less than 2.0%.

    MANDATORY RESTRICTIONS ON UNDERCAPITALIZED INSTITUTIONS. There are numerous mandatory restrictions on the activities of undercapitalized institutions. An institution that is undercapitalized must submit a capital restoration plan to the OTS that the OTS may approve only if it determines that the plan is likely to succeed in restoring the institution's capital and will not appreciably increase the risks to which the institution is exposed. In addition, the institution's performance under the plan must be guaranteed by every company that controls the institution, up to specified limits. An institution that is undercapitalized may not acquire an interest in any company, open a new branch office or engage in a new line of business without OTS or FDIC approval. An undercapitalized institution also may not increase its average total assets during any quarter except in accordance with an approved capital restoration plan. An undercapitalized savings institution generally may not pay any dividends or make other capital distributions. Undercapitalized institutions also may not pay management fees to any company or individual that controls the institution. An undercapitalized savings institution cannot accept, renew or rollover deposits obtained through a deposit broker, and may not solicit deposits by offering interest rates that are more than 75 basis points higher than market rates. Savings institutions that are adequately capitalized but not well capitalized must obtain a waiver from the FDIC in order to accept, renew or rollover brokered deposits, and even if a waiver is granted may not solicit deposits, through a broker or otherwise, by offering interest rates that exceed market rates by more than 75 basis points.

    RESTRICTIONS ON SIGNIFICANTLY AND CRITICALLY UNDERCAPITALIZED
INSTITUTIONS. In addition to the above mandatory restrictions which apply to all undercapitalized savings institutions, institutions that are significantly undercapitalized may not without the OTS' prior approval (a) pay a bonus to any senior executive officer or (b) increase any senior executive officer's compensation over the average rate of compensation (excluding bonuses, options and profit-sharing) during the 12 months preceding the month in which the institution became undercapitalized. The same restriction applies to undercapitalized institutions that fail to submit or implement an acceptable capital restoration plan. If a savings institution is critically undercapitalized, the institution is also generally prohibited from making payments of principal or interest on subordinated debt beginning 60 days after the institution becomes critically undercapitalized. In addition, the institution cannot without prior FDIC approval enter into any material transaction outside the ordinary course of business. Critically undercapitalized savings institutions must be placed in receivership or conservatorship within 90 days of becoming critically undercapitalized unless the OTS, with the concurrence of the FDIC, determines that some other action would better resolve the problems of the institution at the least possible long-term loss to the insurance fund, and documents the reasons for its determination.

    DISCRETIONARY SANCTIONS. With respect to an undercapitalized institution, the OTS, under certain circumstances, has the authority, among other things, to order the institution to recapitalize by setting shares of capital stock or other securities, order the institution to agree to be acquired by another depository institution holding company or combine with another depository institution, restrict transactions with affiliates, restrict the interest rates paid by the institution on new deposits to the prevailing rates of interest in the region where the institution is located, require the institution to divest any subsidiary or the institution's holding company to divest the institution or any other subsidiary or take any other action that the OTS determines will better resolve the institution's problems at the least possible loss to the deposit insurance fund. With respect to significantly undercapitalized institutions and certain undercapitalized institutions, the OTS must take certain of the above mentioned actions. In addition to the mandatory appointment of a conservator or receiver for critically undercapitalized institutions, described above, the OTS or FDIC may in certain circumstances appoint a receiver or conservator for an undercapitalized institution.

    SAFETY AND SOUNDNESS STANDARDS. In addition to the PCA provisions discussed above based on an institution's regulatory capital ratios, FDICIA contains several measures intended to promote early identification of management problems at depository institutions and to ensure that regulators intervene promptly to require corrective action by institutions with inadequate operational and managerial standards.

    Pursuant to FDICIA, the OTS has prescribed minimum acceptable operational and managerial standards, and standards for asset quality, earnings and valuation of publicly traded shares, for savings institutions and their holding companies. The operational standards cover internal controls, loan documentation, credit underwriting, interest rate exposure, asset growth and employee compensation. The asset quality and earnings standards specify a maximum ratio of classified assets to capital, minimum earnings sufficient to absorb losses and minimum ratio of market value to book value for publicly traded shares.

    QUALIFIED THRIFT LENDER TEST. The QTL test requires that, in at least nine out of every twelve months on a rolling, "look back" basis, at least 65% of a savings institution's "portfolio assets" must be invested in a limited list of qualified thrift investments, primarily investments related to housing loans. If the Bank fails to satisfy the QTL test and does not requalify as a QTL within one year, any entity in control of the Bank must register and be regulated as a bank holding company, and the Bank must either convert to a commercial bank charter or become subject to restrictions on branching, business activities and dividends as if it were a national bank. Portfolio assets consist of tangible assets minus (a) assets used to satisfy liquidity requirements and (b) property used by the institution to conduct its business. In 1996, the Economic Growth and Regulatory Paperwork Reduction Act ("EGRPRA") was adopted, amending the QTL requirements to allow educational loans, small business loans and credit card loans to count as qualified thrift assets without limit and to allow loans for personal, family or household purposes to count as qualified thrift assets in the category limited to 20% of portfolio assets. Prior to EGRPRA, small business loans were included in qualified thrift assets only if made in a credit-needy area and educational and credit card loans were included subject to a 10% of portfolio assets limit. The previous limit for loans for personal, family or household purposes was also 10% of portfolio assets. Finally, EGRPRA provided that as an alternative to the QTL test, thrifts may choose to comply with the Internal Revenue Service's domestic building and loan tax code test.

    INVESTMENTS AND LOANS. In general, federal savings institutions such as the Bank may not invest directly in equity securities, noninvestment grade debt securities or real estate, other than real estate used for the institution's offices and related facilities. Indirect equity investment in real estate through a subsidiary is permissible, but subject to certain limitations and deductions from regulatory capital. Loans by a savings institution to a single borrower are generally limited to 15% of an institution's "unimpaired capital and unimpaired surplus," which is similar but not identical to total capital. Aggregate loans secured by nonresidential real property are generally limited to 400% of an institution's total capital. Commercial loans generally may not exceed 20% of an institution's total assets, provided that commercial lending in excess of 10% of total assets represents only small business loans. Consumer loans may not exceed 35% of an institution's total assets.

    REAL ESTATE LENDING STANDARDS. The OTS and the other federal banking agencies have adopted regulations which require institutions to adopt and at least annually review written real estate lending policies. The lending policies must include diversification standards, underwriting standards (including loan-to-value limits), loan administration procedures and procedures for monitoring compliance with the policies. The policies must reflect consideration of guidelines adopted by the banking agencies.

    PAYMENT OF DIVIDENDS AND OTHER CAPITAL DISTRIBUTIONS. The payment of dividends, stock repurchases and other capital distributions by the Bank to FACO will be subject to regulation and certain limitations on amount. Currently, 30 days' prior notice to the OTS of any capital distribution is required.

    REQUIRED LIQUIDITY. OTS regulations require savings institutions to maintain, for each calendar month, an average daily balance of liquid assets (including cash, certain time deposits, bankers' acceptances, specified United States government, state and federal agency obligations and balances maintained in satisfaction of the FRB reserve requirements described below) equal to at least 5% of the average daily balance of its net withdrawable accounts plus short-term borrowings during the preceding calendar month. The OTS may change this liquidity requirement from time to time to an amount within a range of 4% to 10% of such accounts and borrowings depending upon economic conditions and the deposit flows of member institutions, and may exclude from the definition of liquid assets any item other than cash and the balances maintained in satisfaction of the FRB reserve requirements. OTS regulations also require each member institution to maintain, for each calendar month, an average daily balance of short-term liquid assets (generally those having maturities of 12 months or less) equal to at least 1% of the average daily balance of its net withdrawable accounts plus short-term borrowings during the preceding calendar month.

    CLASSIFICATION OF ASSETS. Savings institutions are required to classify their assets on a regular basis, to establish appropriate allowances for losses and report the results of such classification quarterly to the OTS. A savings institution is also required to set aside adequate valuation allowances, and to establish liabilities for off-balance sheet items, such as letters of credit, when a loss becomes probable and estimable. The OTS has the authority to review the institution's classification of its assets and to determine whether additional assets must be classified, or the institution's valuation allowances must be increased.

    DEPOSIT INSURANCE. The Bank's deposits are insured by the FDIC. Under FIRREA, the FDIC administers two separate deposit insurance funds: the Bank Insurance Fund ("BIF") which insures the deposits of institutions that were insured by the FDIC prior to FIRREA, and the SAIF which maintains a fund to insure the deposits of institutions, such as the Bank, that were insured by the Federal Savings and Loan Insurance Corporation prior to FIRREA. FDICIA directed the FDIC to establish a risk-based system for setting deposit insurance premium assessments. The FDIC has implemented such a system, under which an institution's insurance assessments will vary depending on the level of capital the institution holds and the degree to which it is the subject of supervisory concern to the FDIC. The FDIC may initiate a proceeding to terminate an institution's deposit insurance if, among other things, the institution is in an unsafe or unsound condition to continue operations. It is the policy of the FDIC to deem an insured institution to be in an unsafe or unsound condition if its ratio of Tier 1 capital to total assets is less than 2%. Tier 1 capital is similar to core capital but includes certain investments in and extensions of credit to subsidiaries engaged in activities not permitted for national banks.

    AFFILIATE AND INSIDER TRANSACTIONS. The ability of FACO and its non-depository subsidiaries to deal with the Bank is limited by the affiliate transaction rules, including Sections 23A and 23B of the Federal Reserve Act, which also govern BIF-insured banks. With limited exceptions, these rules require that all transactions between the Bank and an affiliate must be on arms' length terms. The term "affiliate" covers any company that controls or is under common control with the Bank, but does not include individuals and generally does not include the Bank's subsidiaries.

    Under Section 23A and Section 11 of the HOLA, specific restrictions apply to transactions in which the Bank provides funding to its affiliates: the Bank may not purchase the securities of an affiliate, make a loan to any affiliate that is engaged in activities not permissible for a bank holding company or acquire from an affiliate any asset that has been classified, a nonaccrual loan, a restructured loan, or a loan that is more than 30 days past due. As to affiliates engaged in bank holding company-permissible activities, the aggregate of (a) loans, guarantees and letters of credit provided by the Bank for the benefit of any one affiliate and (b) purchases of assets by the Bank from the affiliate, may not exceed 10% of the Bank's capital stock and surplus (20% for the aggregate of permissible transactions with all affiliates). All loans to affiliates must be secured by collateral ranging from 100% to 130% of the amount of the loan, depending on the type of collateral.

    In addition, OTS regulations on affiliate transactions require, among other things, that savings institutions retain records of their affiliate transactions that reflect such transactions in reasonable detail. If a savings institution has been the subject of a change of control application or notice within the preceding two-year period, does not meet its minimum capital requirements, has entered into a supervisory agreement, is subject to a formal enforcement proceeding, or is determined by the OTS to be the subject of supervisory concern, the institution may be required to provide the OTS with 30 days' prior notice of any affiliate transaction.

    Under these regulatory limitations, loans by the Bank to directors, executive officers and 10% stockholders of the Bank, FACO and FACO's subsidiaries (collectively, "insiders"), or to a corporation or partnership that is at least 10% owned by an insider (a "related interest"), are subject to limits separate from the affiliate transaction rules. However, a company that controls a savings institution is excluded from the coverage of the insider lending rules even if it owns 10% or more of the stock of the institution, and is subject only to the affiliate transaction rules. All loans to insiders and their related interests must be underwritten and made on non-preferential terms; loans in excess of $500,000 must be approved in advance by the Bank's Board of Directors; and the Bank's total of such loans may not exceed 100% of the Bank's capital. Loans by the Bank to its executive officers are subject to additional limits which are even more stringent.

    ENFORCEMENT. Whenever the OTS has reasonable cause to believe that the continuation by a savings and loan holding company of any activity or of ownership or control of any non FDIC-insured subsidiary constitutes a serious risk to the financial safety, soundness or stability of a savings and loan holding company's subsidiary savings institution and is inconsistent with the sound operation of the savings institution, the OTS may order the holding company, after notice and opportunity for a hearing, to terminate such activities or to divest such noninsured subsidiary. FIRREA also empowers the OTS, in such a situation, to issue a directive without any notice or opportunity for a hearing, which directive may (a) limit the payment of dividends by the savings institution, (b) limit transactions between the savings institution and its holding company or its affiliates and (c) limit any activity of the association that creates a serious risk that the liabilities of the holding company and its affiliates may be imposed on the savings institution.

    In addition, FIRREA includes savings and loan holding companies within the category of persons designated as "institution-affiliated parties." An institution-affiliated party may be subject to significant penalties and/or loss of voting rights in the event such party took any action for or toward causing, bringing about, participating in, counseling or aiding and abetting a violation of law or unsafe or unsound practice by a savings institution.

    COMMUNITY REINVESTMENT ACT. The Community Reinvestment Act ("CRA") requires each savings institution, as well as other lenders, to identify and delineate the communities served through and by the institution's offices and to affirmatively meet the credit needs of its delineated communities and to market the types of credit the institution is prepared to extend within such communities. The CRA also requires the OTS to assess the performance of the institution in meeting the credit needs of its community and to take such assessment into consideration in reviewing applications for mergers, acquisitions and other transactions. An unsatisfactory CRA rating may be the basis for denying such an application. Performance is assessed on the basis of an institution's actual lending, service and investment performance rather than the extent to which the institution conducts needs assessments, documents community outreach or complies with other procedural requirements. In connection with its assessment of CRA performance, the OTS assigns a rating of "outstanding," "satisfactory," "needs improvement" or "substantial noncompliance."

    FEDERAL HOME LOAN BANK SYSTEM. The FHLBs provide a credit facility for member institutions. As a member of the FHLB of San Francisco, the Bank is required to own capital stock in the FHLB of San Francisco in an amount at least equal to the greater of 1% of the aggregate principal amount of its unpaid home loans, home purchase contracts and similar obligations at the end of each calendar year, assuming for such purposes that at least 30% of its assets were home mortgage loans, or 5% of its advances from the FHLB of San Francisco. Long-term FHLB advances may be obtained only for the purpose of providing funds for residential housing finance and all FHLB advances must be secured by specific types of collateral.

    FEDERAL RESERVE SYSTEM. The FRB requires savings institutions to maintain noninterest-earning reserves against certain of their transaction accounts (primarily deposit accounts that may be accessed by writing unlimited checks) and non-personal time deposits. The balances maintained to meet the reserve requirements imposed by the FRB may be used to satisfy the Bank's liquidity requirements discussed above.

    As a creditor and a financial institution, the Bank is subject to certain regulations promulgated by the FRB, including, without limitation, Regulation B (Equal Credit Opportunity Act), Regulation D (Reserves), Regulation E (Electronic Funds Transfers Act), Regulation F (limits on exposure to any one correspondent depository institution), Regulation Z (Truth in Lending Act), Regulation CC (Expedited Funds Availability Act), and Regulation DD (Truth in Savings Act). As creditors of loans secured by real property and as owners of real property, financial institutions, including the Bank, may be subject to potential liability under various statutes and regulations applicable to property owners, generally including statutes and regulations relating to the environmental condition of the property.

    RECHARTERING LEGISLATION. Legislation enacted in 1996 provides that the BIF and SAIF will merge on January 1, 1999, if there are no savings associations, as defined, in existence on that date. Pursuant to that legislation, the Department of Treasury in May 1997 recommended in a report to Congress that the separate charters for thrifts and banks be abolished. Various proposals to eliminate the federal thrift charter, create a uniform financial institutions charter, conform holding company regulation and abolish the OTS have been introduced in Congress. The House Committee on Banking and Financial Services has considered and reported H.R. 10, the Financial Services Competition Act of 1997, including Title III, the "Thrift Charter Transition Act of 1997" ("Title III"). Title III will require federal savings associations to convert to national banks or some type of state charter within two years of enactment or they would automatically become national banks. On the earlier of January 1, 2000, or two years after the date of enactment, the BIF and SAIF will merge. Two years after enactment, the HOLA will be repealed and the OTS will be abolished. Within nine months of enactment, the Secretary of the Treasury shall adopt a plan for the combination of the OTS and the Office of the Comptroller of the Currency into a single agency. Converted federal thrifts generally will be permitted to continue to engage in any activity, including the holding of any asset, lawfully conducted on the date prior to enactment. A federal savings association converted to a national bank may retain all branches established or proposed in a pending application as of enactment and establish new branches in any state in which it has a branch. Otherwise it may establish new branches only under national bank rules. In addition, beginning two years after enactment, national banks will be authorized to exercise all powers formerly authorized for federal savings associations.

    Under H.R. 10, holding companies for converted savings associations generally will become subject to the same regulation as holding companies that control commercial banks, with a grandfather provision for former unitary savings and loan holding companies. Such grandfathered companies will be permitted to maintain and establish affiliations with any type of company and to acquire additional depository institutions, as long any acquired depository institution is merged into its converted savings association and such institution continues to comply with both the qualified thrift lender test and certain asset and investment limitations to which it was subject as a federal savings association. Such a converted holding company would be subject to the same capital requirements (if any) applicable under OTS regulation if it were a savings and loan holding company on June 19, 1997, and for three years would be subject to substantially similar regulation, reporting and examination as implemented by the OTS as of January 1, 1997.

    Title III provides for the continuation of adjustable rate mortgage indices used by converted savings associations, including cost-of-funds indices, if calculation of the index could not be made by the terms of the governing instrument as a result of changes made by H.R. 10. H.R. 10 also makes significant changes in the operation of the FHLB System, including the types of stock that may be issued by FHLBs to members and borrowers and FHLB capitalization, management, investments and lending. Effective January 1, 1999, the FHLB Act will be amended to permit federal savings associations to be voluntary members and stockholders of an FHLB.

    The Company is unable to predict whether H.R. 10 or any other such legislation will be enacted, what the provisions of any such final legislation may be, or the extent to which the legislation would restrict, disrupt or otherwise have a material effect on its operations.

ENVIRONMENTAL MATTERS

    To date, the Company has not been required to perform any investigation or clean up activities, nor has it been subject to any environmental claims. There can be no assurance, however, that this will remain the case in the future.

    In the course of its business, the Company, generally on behalf of the REMIC Trusts, has acquired and may acquire in the future properties securing loans that are in default. Although the Company primarily lends to owners of residential properties, there is a risk that the Company could be required to investigate and clean up hazardous or toxic substances or chemical releases at such properties after acquisition by the Company, and may be held liable to a governmental entity or to third parties for property damage, personal injury and investigation and cleanup costs incurred by such parties in connection with the contamination. In addition, the owner or former owners of a contaminated site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from such property.

EMPLOYEES

    As of August 31, 1997, the Company had a total of 482 employees. The Company has 246 employees working at its corporate headquarters. None of the Company employees is covered by a collective bargaining agreement. The Company considers its relations with its employees to be good.

PROPERTIES

    The Company's corporate headquarters are located at 17305 Von Karman Avenue, Irvine, California 92614-6203, where the Company leases from a partnership beneficially owned by Brian and Sarah Chisick approximately 40,000 square feet of office space. The lease expires on January 31, 2003, and the Company has an option to renew the lease for five years. The Company also leases office space for its 31 retail branch offices in 16 states and the United Kingdom. The average size of these retail branch offices is approximately 1,700 square feet, with an annual average base rent of approximately $32,000. The Company recently purchased an office building in Irvine, California with approximately 40,000 square feet of office space. The Company intends to remodel this building primarily for use as a telemarketing center. The Company believes its facilities are both suitable and adequate for the current business activities conducted at its corporate headquarters and at its existing retail branch offices.

LEGAL PROCEEDINGS

    The Company is a party to various routine legal proceedings arising out of the ordinary course of its business. Management believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the results of operations or financial condition of the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The Board of Directors of the Company is divided into three classes: Class I, Class II and Class III. After his or her initial term, each director serves for a term ending following the third annual meeting following the annual meeting at which such director is elected and until his or her successor is elected. The terms of office of directors in Class I, Class II and Class III end after the annual meetings of stockholders of the Company in 2000, 1998 and 1999, respectively. The following table sets forth the name, age and position with FACO of each person who is an executive officer or director of FACO.

NAME                                     AGE                               POSITION                               CLASS
------------------------------------  ---------  ------------------------------------------------------------     -----
Brian Chisick.......................         58  President, Chief Executive Officer and Director                   II

Sarah Chisick.......................         57  Director                                                          II

Mark K. Mason.......................         38  Executive Vice President, Chief Financial Officer                  I
                                                   and Director

Jeffrey W. Smith....................         35  Executive Vice President, Sales and Marketing and Director         I

Merrill Butler......................         72  Director                                                          III

George Gibbs, Jr....................         67  Director                                                          III

Albert L. Lord......................         51  Director                                                          III

Edwin C. Summers....................         50  Vice President, General Counsel and Secretary

    The name and business experience during the past five years of each director and executive officer are described below.

    BRIAN CHISICK has been the Chairman of the Board, Chief Executive Officer and President of the Company since its founding in 1971. Mr. Chisick has held a real estate broker's license since 1971. In 1985, Mr. Chisick was Vice President of the Mortgage Brokers Institute, a statewide trade association of over 120 mortgage brokers and served as a member of the legislative committee of the Mortgage Brokers Institute.

    SARAH CHISICK has been Vice President of FAMCO since 1971 and a director of FACO since its founding. Her duties have in the past included projects in the loan servicing, foreclosure, marketing and investment departments. She is not currently involved in the day to day operations of the Company. Mrs. Chisick is the spouse of Brian Chisick.

    MARK K. MASON, a certified public accountant, has been Executive Vice President and Chief Financial Officer of the Company since November 1995. From 1994 to 1995, Mr. Mason was Executive Vice President and Chief Financial Officer of Fidelity, where he remains a member of the Board of Directors. From 1993 to 1994, Mr. Mason was a Senior Manager with the international accounting firm of Deloitte & Touche LLP. From 1990 to 1993, Mr. Mason was Executive Vice President and Chief Financial Officer of the Eadington Companies. Mr. Mason has been a director of the Company since the Initial Public Offering.

    JEFFREY W. SMITH has been Executive Vice President, Sales and Marketing, of the Company since 1995 and Chief Operating Officer of FAMCO since September 1996. From 1984 to 1995, Mr. Smith held various positions in the Company including, Assistant Director of Marketing, Director of Marketing and Vice President of Marketing. Mr. Smith has been a director of the Company since the Initial Public Offering.

    MERRILL BUTLER has been a director of the Company since the Initial Public Offering. Mr. Butler formed Merrill Butler, Inc., in 1983 to consult with savings and loans on real estate matters. During 1995, Mr. Butler served on the Volunteer Executive Team organized to advise Orange County, California after the County had declared bankruptcy. Mr. Butler was a co-creator of the Butler Popejoy Group, a general partnership, which, from 1992 to 1994, capitalized home builders with equity funds to develop entry level housing projects. Mr. Butler served from 1986 to 1989 as the President, Chief Executive Officer, and, in 1988, as the Chairman of the American Real Estate Group. From 1955 to 1983, Mr. Butler was President of his own home building and development companies, which developed 12,500 homes, apartments, etc., in Southern California and Arizona. Mr. Butler is also a past director of the Federal National Mortgage Association (Fannie Mae) and a former member of both the Advisory Committee of the Federal Home Loan Mortgage Corporation (Freddie Mac) and the Federal Savings & Loan Advisory Council to the Federal Home Loan Bank Board. Mr. Butler was also a United States delegate to the United Nations for the European Economic Commission on Housing. Mr. Butler has previously served on the Boards of Directors of American Savings and Loan, The Commodore Corporation, Far Western Bank, National Association of Home Builders and the Building Industry Association of Southern California.

    GEORGE GIBBS, JR. has been a director of the Company since the Initial Public Offering. Mr. Gibbs recently retired as Principal and Senior Vice President of Johnson & Higgins, a position he held since 1987. Mr. Gibbs has been a director of Fidelity since August 1994. Mr. Gibbs is a past Vice President and Executive Committee member of the Los Angeles Chamber of Commerce.

    ALBERT L. LORD has been a director of the Company since the Initial Public Offering. Since January 1994, Mr. Lord has been the President of LCL, Ltd., a financial consulting and equity investment management company. From October 1981 to January 1994, Mr. Lord was Chief Operating Officer and Executive Vice President for the Student Loan Marketing Association (Sallie Mae). Mr. Lord is the Chief Executive Officer and a director of Sallie Mae.

    EDWIN C. SUMMERS has been Vice President, General Counsel and Secretary of the Company since 1996. From 1991 to 1995, Mr. Summers served as Senior Counsel, Finance and Senior Vice President, General Counsel and Secretary of Transamerica Finance Group.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth security ownership information regarding the Company's Class A Common Stock and Class B Common Stock as of the date of this Prospectus (except as otherwise noted), and as adjusted to reflect the sale of shares offered by the Selling Stockholder hereby, by (i) each person who is known by the Company to own beneficially more than 5% of either the Class A or the Class B Common Stock, (ii) the Selling Stockholder, (iii) each director and executive officer and (iv) all directors and executive officers of the Company as a group. Unless otherwise indicated, all shares reflected below are shares of Class A Common Stock.

                                                                                         SHARES BENEFICIALLY OWNED
                                                             SHARES BENEFICIALLY OWNED
                                                              PRIOR TO PUBLIC OFFERING   AFTER PUBLIC OFFERING(1)
                                                             --------------------------  -------------------------
NAME(2)                                                         NUMBER        PERCENT       NUMBER       PERCENT
-----------------------------------------------------------  -------------  -----------  ------------  -----------
CLASS A COMMON STOCK
First Union Corporation (3)................................        471,772        12.6%       471,772         7.0%
  One First Union Center
  Charlotte, NC 28288
Brian and Sarah Chisick (4)................................         48,745         1.3%        48,745           *
Mark K. Mason (5)..........................................         17,367           *         17,367           *
Jeffrey W. Smith (6).......................................         13,750           *         13,750           *
Albert L. Lord (6).........................................          9,375           *          9,375           *
George Gibbs, Jr...........................................            100           *            100           *
Merrill Butler (6).........................................            875           *            875           *
Edwin C. Summers...........................................            500           *            500           *
All directors and executive officers as a group
  (7 persons)..............................................         90,712         2.4%        90,712         1.3%
CLASS B COMMON STOCK
Brian and Sarah Chisick (7)................................     10,642,500        99.3%     7,692,500        99.0%
Mark K. Mason..............................................         78,215           *         78,215         1.0%
All directors and executive officers as a group
  (7 persons)..............................................     10,720,715       100.0%     7,770,715       100.0%

------------------------

*   Less than one percent.

(1) Assumes no exercise of the Underwriters' over-allotment option and gives no effect to any purchases that may be made in the public offering.

(2) Unless otherwise indicated and subject to community property laws where applicable, each of the stockholders named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by him or her. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the date of this Prospectus upon the exercise of options and warrants. Each beneficial owner's percentage ownership is determined by assuming that options that are held by such person (but not those held by any other person) and that are exercisable within 60 days from the date of this Prospectus have been exercised.

(3) Owned through its subsidiary, Keystone Investment Management Company; number of shares is as of December 31, 1996.

(4) Includes shares held by The Chisick Trust No. 1 U/D/T 3-30-96 and The Chisick Trust No. 2 U/D/T 3-30-96, of which Brian Chisick is the sole trustee, and the Brian and Sarah Chisick Revocable Trust U/A 3-7-79, of which Brian and Sarah Chisick are the co-trustees. Also includes a total of

    3,745 shares held by grantor trusts established for the benefit of three of Mr. and Mrs. Chisick's grandchildren, of which trusts Mr. Chisick is the sole trustee.

(5) Includes 4,875 shares of Class A Common Stock with respect to which Mr. Mason holds options exercisable within 60 days from the date of this Prospectus, 140 shares held by a grantor trust established for the benefit of Mr. Mason's daughter, of which trust Mr. Mason is the sole trustee, and 452 shares held in Mr. Mason's account by the Corporation's 401(k) Plan.

(6) Represents shares of Class A Common Stock issuable upon the exercise of options that are exercisable within 60 days from the date of this Prospectus.

(7) Includes shares held by the Brian and Sarah Chisick Revocable Trust U/A 3-7-79, of which Brian and Sarah Chisick are the co-trustees.

    The Corporation's 401(k) Plan owned a total of 22,205 shares of the Corporation's Class A Common Stock on June 30, 1997, or 0.6% of the Class A Common Stock then outstanding. Although the Corporation is the Administrator of the 401(k) Plan, the 401(k) Plan was established and is administered to achieve the purposes for which it was created for the exclusive benefit of its participants, and employees participating in the 401(k) Plan are entitled to vote all shares allocated to their accounts. Accordingly, the 401(k) Plan does not constitute a "group" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    The authorized capital stock of the Company consists of (i) 1,000,000 shares of preferred stock, $.01 par value ("Preferred Stock"), (ii) 25,000,000 shares of Class A common stock, $.01 par value (the "Class A Common Stock") and 15,000,000 shares of Class B common stock, $.01 par value (the "Class B Common Stock" or, together with the Class A Common Stock, the "Common Stock").

COMMON STOCK

    As of June 30, 1997, there were 4,044,024 shares of Class A Common Stock outstanding and 10,750,000 shares of Class B Common Stock outstanding. All of the outstanding Class B Common Stock is beneficially owned by the Chisick Trusts and Mark K. Mason. Upon completion of the Public Offering, there will be 6,705,343 shares of Class A Common Stock and 7,770,715 shares of Class B Common Stock outstanding (assumes no exercise of the Underwriters' over-allotment option). The issued and outstanding shares of Class A Common Stock and Class B Common Stock have been, and the shares of Class A Common Stock offered hereby will be, duly authorized, validly issued, fully paid and nonassessable.

    Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to four votes for each share held of record. The Class A Common Stock and the Class B Common Stock vote together as a single class on all matters submitted to a vote of stockholders (including the election of directors which will be by proxy), except that, (i) in the case of a proposed amendment to the Company's Certificate of Incorporation that would alter the powers, preferences or special rights of either the Class A Common Stock or the Class B Common Stock, the class of Common Stock to be altered shall vote on the amendment as a separate class and (ii) in the case of a proposed issuance of Class B Common Stock, such issuance will require the affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock. Shares of Common Stock do not have cumulative voting rights with respect to the election of directors.

    As a result of the Public Offering, the percentage of the voting power of the outstanding Common Stock controlled by the Chisick Trusts will decline from 91% to 82% (assuming the Underwriters' over-allotment option is not exercised). This will continue to allow the Chisick Trusts to control all actions to be taken by the stockholders, including the election of all directors to the Board of Directors. While the Chisick Trusts will have the voting power to control the votes on any matter requiring stockholder approval, the Company intends to submit all such matters to a vote of all stockholders. However, because the Company's Certificate of Incorporation provides that any action that can be taken at a meeting of the stockholders may be taken by written consent in lieu of the meeting if the Board of Directors of the Company has approved the action and the Company receives consents signed by stockholders having the minimum number of votes that would be necessary to approve the action at a meeting at which all shares entitled to vote on the matter were present, the Chisick Trusts, assuming approval by the Board of Directors, may take all actions required to be taken by the stockholders without providing the other stockholders the opportunity to make nominations or raise other matters at a meeting. See "Principal and Selling Stockholders" and "Risk Factors--Anti-Takeover Effect of Capital Structure; Voting Control of Company."

    Each share of Class A Common Stock and Class B Common Stock will be equal in respect of dividends and other distributions in cash, stock or property (including distributions upon liquidation of the Company and consideration to be received upon a merger or consolidation of the Company or a sale of all or substantially all of the Company's assets), except that in the case of dividends or other distributions pursuant to stock splits or dividends, only shares of Class A Common Stock will be distributed with respect to the Class A Common Stock and only shares of Class B Common Stock will be distributed with respect to Class B Common Stock, except if the Board of Directors determines that shares of Class A Common Stock shall be distributed with respect to the Class B Common Stock. In no event will either Class A Common Stock or Class B Common Stock be split, divided or combined unless the other class is proportionately split, divided or combined.

    Holders of Common Stock do not have any preemptive rights or rights to subscribe for additional securities of the Company. Shares of Common Stock are not redeemable and there are no sinking fund provisions.

    While the shares of Class A Common Stock are not convertible into any other series or class of the Company's securities, each share of Class B Common Stock is freely convertible into one share of Class A Common Stock at the option of the Class B stockholder. All shares of Class B Common Stock shall automatically convert to an equal number of shares of Class A Common Stock on the earliest record date for an annual meeting of the Company's stockholders on which the number of shares of Class B Common Stock outstanding is less than 10% of the total number of shares of Common Stock outstanding. Shares of Class B Common Stock may not be transferred to third parties (except for transfers to certain family members and in other limited circumstances). Any impermissible transfer of shares of Class B Common Stock will result in the automatic conversion of such shares. Subject to the preferences applicable to Preferred Stock outstanding at the time, holders of shares of Common Stock are entitled to dividends if, when and as declared by the Board of Directors from funds legally available therefor, and are entitled, in the event of liquidation, to share ratably in all assets remaining after payment of liabilities and Preferred Stock preferences, if any.

    The Class A Common Stock is listed for trading on Nasdaq under the symbol "FACO."

PREFERRED STOCK

    Pursuant to the Company's Certificate of Incorporation, the Board of Directors has the authority to issue up to 1,000,000 shares of Preferred Stock in one or more series with such designations, rights, preferences and voting rights as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights that adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, the Preferred Stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of the Company. There is currently no Preferred Stock outstanding and the Company does not currently intend to issue any shares of its Preferred Stock.

STOCK INCENTIVE PLAN

    On July 24, 1996, the Company's stockholders approved a stock incentive plan, which enables directors, officers and other key employees of the Company to participate in the ownership of the Company. The stock incentive plan provides for the award to eligible employees of the Company of a broad variety of stock-based compensation alternatives such as non-qualified stock options, incentive stock options, restricted stock and performance awards. Under the stock incentive plan, 642,500 shares of Class A Common Stock were available for grant on July 24, 1996. On July 25, 1996, the Company granted options to acquire an aggregate of 529,065 shares of Class A Common Stock at an exercise price, equal to the market price, of $17.00 per share. Since July 25, 1996, the Company has granted options to acquire an aggregate of 25,369 shares of Class A Common Stock at an exercise price equal to the market price at the date of grant. These options vest 25% six months from the date of grant and 25% each year thereafter until fully vested and expire on the earlier of ten years from the date of grant or 90 days after an optionee's termination of service. As of September 9, 1997, 34,793 options granted had been exercised and 17,352 options granted had been forfeited. As of August 18, 1997, 502,289 shares remained subject to outstanding options and 105,418 shares remained available for new option grants.

CERTAIN PROVISIONS OF DELAWARE LAW

    The Company is a Delaware corporation and is subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" (as defined in Section 203) with the Company for three years following the date that person became an interested stockholder unless: (i) before that person became an interested stockholder, the Board approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon completion of the transaction that resulted in the interested stockholders becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the Company outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the Company and by employee stock plans that do not provide employees with the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) on or following the date on which that person became an interested stockholder, the business combination is approved by the Company's Board and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the Company not owned by the interested stockholder.

    Under Section 203, these restrictions also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the Company and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the Company's directors, if that extraordinary transaction is approved or not opposed by a majority of the directors (but not less than one) who were directors before any person became an interested stockholder in the previous three years or who were recommended for election or elected to succeed such directors by a majority of such directors then in office.

    Pursuant to Section 162 of the Delaware General Corporation Law, the Board of Directors of the Company can, without stockholder approval, issue shares of capital stock, which may have the effect of delaying, deferring or preventing a change of control of the Company. The Company has no plan or arrangement for the issuance of any shares of capital stock other than in the ordinary course pursuant to the Stock Incentive Plan.

CERTAIN CHARTER AND BYLAW PROVISIONS

    The Company's Certificate of Incorporation provides that the stockholders may act only in a meeting that has been duly called and noticed, except that stockholders may approve by written consent any proposal that has already been approved by the Board of Directors.

    The Company's Bylaws require stockholders to provide advance notice of any stockholder nominations for director and of any business to be brought before any meeting of stockholders. Stockholders are not entitled to cumulative voting in connection with the election of directors. As a result, a person or a group controlling the majority of shares of Common Stock can elect all of the directors. Following the Public Offering, the Chisick Trusts will beneficially own shares of Common Stock constituting 82% of the voting power of the issued and outstanding Common Stock. See "Principal and Selling Stockholders" and "Risk Factors--Anti-Takeover Effect of Capital Structure; Voting Control of Company."

    The Certificate of Incorporation of the Company contains certain provisions permitted under the Delaware General Corporation Law relating to the liability of directors. These provisions eliminate the directors' liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, including the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of a law. The Company's Certificate of Incorporation also contains provisions to indemnify its directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

TRANSFER AGENT

    The transfer agent and registrar for the Class A Common Stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 shares of Class A Common Stock and 15,000,000 shares of Class B Common Stock. Upon completion of the Public Offering, there will be outstanding 6,705,343 shares of Class A Common Stock and 7,770,715 shares of Class B Common Stock (assuming no exercise of the Underwriters' over-allotment option).

    The 2,950,000 shares of Class A Common Stock to be sold in the Public Offering (3,392,500 shares if the Underwriters' over-allotment option is exercised in full) will be available for resale to the public without restriction or further registration under the Securities Act, except for shares purchased by affiliates of the Company (in general, any person who has a control relationship with the Company), which shares will be subject to the resale limitations of Rule 144 promulgated under the Securities Act ("Rule 144"). All outstanding shares of Class B Common Stock are deemed to be "restricted securities," as that term is defined in Rule 144, and are eligible for sale to the public in compliance with Rule 144. The Chisick Trusts have agreed, subject to certain exceptions, that they will not offer, sell or otherwise dispose of any of the shares of Class B Common Stock owned by them for a period of 120 days after the date of this Prospectus without the prior written consent of the Representative of the Underwriters. The Company has agreed, subject to certain limited exceptions, not to offer, sell or otherwise dispose of any shares of Class A Common Stock for a period of 120 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters.

    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of shares which does not exceed the greater of 1% of the then-outstanding shares of the Company's Class A Common Stock (67,053 shares immediately after the Public Offering, assuming no exercise of the Underwriters' over-allotment option) or the average weekly trading volume of the Company's Class A Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 may also be subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Company. Any person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned shares within the definition of "restricted securities" under Rule 144 for at least two years, is entitled to sell such shares under Rule 144(k) without regard to the volume limitation, manner of sale provisions, public information requirements or notice requirements.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representatives, have severally agreed to purchase from the Selling Stockholder the following respective number of shares of Class A Common Stock at the Public Offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus:

                                                                                               NUMBER
UNDERWRITER                                                                                  OF SHARES
-------------------------------------------------------------------------------------------  ----------
Friedman, Billings, Ramsey & Co., Inc......................................................     834,000
Bear, Stearns & Co. Inc....................................................................     833,000
Montgomery Securities......................................................................     833,000
Lehman Brothers Inc........................................................................     100,000
PaineWebber Incorporated...................................................................     100,000
Advest, Inc................................................................................      50,000
Everen Securities, Inc.....................................................................      50,000
McDonald & Company Securities, Inc.........................................................      50,000
Piper Jaffray Inc..........................................................................      50,000
Sutro & Co. Incorporated...................................................................      50,000
                                                                                             ----------
        Total Underwriters.................................................................   2,950,000
                                                                                             ----------
                                                                                             ----------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all of the shares of the Class A Common Stock offered hereby if any of such shares are purchased.

    The Selling Stockholder has been advised by the Underwriters that the Underwriters propose to offer the shares of Class A Common Stock to the public at the Public Offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession not in excess of $0.84 per share. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share to certain other dealers. After the Public Offering, the Public Offering price and other selling terms may be changed by the Representatives of the Underwriters.

    The Selling Stockholder has granted to the Underwriters an option, exercisable not later than 30 days after the date of this Prospectus, to purchase up to 442,500 additional shares of Class A Common Stock at the Public Offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Class A Common Stock to be purchased by it shown in the above table bears to 2,950,000 and the Selling Stockholder will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Class A Common Stock offered hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 2,950,000 shares are being offered.

    As described in the Underwriting Agreement, the Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). The Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by the Underwriters in connection with the shares of Class A Common Stock offered hereby, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of competent jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

    The Chisick Trusts have agreed, subject to certain exceptions, that they will not offer, sell or otherwise dispose of any of the shares of Class B Common Stock owned by them for a period of 120 days after the date of this Prospectus without the prior written consent of the Representatives of the Underwriters. See "Shares Eligible for Future Sale."

    The Representatives of the Underwriters have advised the Company that the Underwriters do not intend to confirm sales to any account over which they exercise discretionary authority.

    In connection with the Public Offering, the Underwriters and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the Class A Common Stock. Such transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M, pursuant to which such persons may bid for or purchase Class A Common Stock for the purpose of stabilizing its market price. Any Underwriter also may create a short position for the account of such Underwriter by selling more Class A Common Stock in connection with the Public Offering than it is committed to purchase from the Company, and in such case may purchase Class A Common Stock in the open market following completion of the Public Offering to cover all or a portion of such short position. An Underwriter may also cover all or any portion of such short position, up to 442,500 shares of Class A Common Stock, by exercising the Underwriters' over-allotment option referred to above. In connection with the Public Offering, the Underwriters, their respective affiliates who are qualified registered market makers on Nasdaq and the Selling Stockholder may engage in passive market making transactions in the Class A Common Stock on Nasdaq in accordance with Rule 103 of Regulation M, during a specified period before commencement of offers or sales of the Class A Common Stock. The passive market making transactions must comply with applicable volume and price limits and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker's bid, however, such bid must then be lowered when certain purchase limits are exceeded.

    Any of the transactions described in the preceding paragraph may result in the maintenance of the price of the Class A Common Stock at a level above that which might otherwise prevail in the open market. None of the transactions described in the preceding paragraph is required, and if any such transactions are undertaken, they may be discontinued at any time.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company and the Selling Stockholder by Gibson, Dunn & Crutcher LLP, Los Angeles, California. Certain legal matters will be passed upon for the Underwriters by Manatt, Phelps & Phillips, LLP, Los Angeles, California.

                                    EXPERTS

    The consolidated financial statements of First Alliance Corporation as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

    The consolidated financial statements of Standard Pacific Savings, F.A. as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in this Prospectus, have been audited by Arthur Andersen LLP, independent auditors, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy and information statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; and at the Commission's Northeast Regional Office, 7 World Trade Center, Suite 1300, New York, New York 10048, and Midwest Regional Office, Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington D.C. 20549. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants such as the Company that file electronically with the Commission. The address of such site is http://www.sec.gov.

    The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission pursuant to the Securities Act of 1933, as amended, with respect to the Class A Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed as a part thereof, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Class A Common Stock, reference is hereby made to the Registration Statement, including the exhibits and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein are not necessarily complete, and where such contract or other document is an exhibit to the Registration Statement, each such statement is qualified in all respects by the provisions of such exhibit, to which reference is hereby made for a full statement of the provisions thereof. The Registration Statement, including the exhibits and schedules filed as a part thereof, may be inspected without charge at the public reference facilities maintained by the Commission as set forth in the preceding paragraph. Copies of these documents may be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents have been filed by the Company (File No. 0-28706) with the Commission pursuant to the Exchange Act, and are incorporated herein by reference:

    1. The Company's Annual Report on Form 10-K for the year ended December 31, 1996;

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

    3. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997; and

    4. The Company's Proxy Statement on Schedule 14A as filed with the Commission on April 3, 1997; and

    5. The description of the Class A Common Stock set forth in the Company's registration statement filed with the Commission pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description.

    In addition, all documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date hereof and prior to the termination of the Public Offering hereunder shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained herein or in any other subsequently filed document which is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as modified or superseded, to constitute a part of this Prospectus.

    The Company will provide, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents incorporated by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to Edwin C. Summers, Secretary, First Alliance Corporation, 17305 Von Karman Avenue, Irvine, California 92614-6203, or by telephone at (714) 224-8500.

Unaudited Pro Forma Condensed Consolidated Financial Information.....................        F-2

                           FIRST ALLIANCE CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Independent Auditors' Report.........................................................        F-5

Consolidated Statements of Financial Condition
  As of June 30, 1997 (unaudited) and December 31, 1996 and 1995.....................        F-6

Consolidated Statements of Income
  For the six months ended June 30, 1997 and 1996 (unaudited) and for each of the
  three years in the period ended December 31, 1996..................................        F-7

Consolidated Statements of Stockholders' Equity
  For the six months ended June 30, 1997 (unaudited) and for each of the three years
  in the period ended December 31, 1996..............................................        F-8

Consolidated Statements of Cash Flows
  For the six months ended June 30, 1997 and 1996 (unaudited) and for each of the
  three years in the period ended December 31, 1996..................................        F-9

Notes to Consolidated Financial Statements
  For the six months ended June 30, 1997 and 1996 (unaudited) and for each of the
  three years in the period ended December 31, 1996..................................       F-11

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants.............................................       F-25

Consolidated Statements of Financial Condition
  As of June 30, 1997 (unaudited) and December 31, 1996 and 1995.....................       F-26

Consolidated Statements of Operations
  For the six months ended June 30, 1997 and 1996 (unaudited) and for each of the
  three years in the period ended December 31, 1996..................................       F-27

Consolidated Statements of Changes in Stockholder's Equity
  For the six months ended June 30, 1997 (unaudited) and for each of the three years
  in the period ended December 31, 1996..............................................       F-28

Consolidated Statements of Cash Flows
  For the six months ended June 30, 1997 and 1996 (unaudited) and for each of the
  three years in the period ended December 31, 1996..................................       F-29

Notes to Consolidated Financial Statements
  For the six months ended June 30, 1997 and 1996 (unaudited) and for each of the
  three years in the period ended December 31, 1996..................................       F-31

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

    In June 1997, the Company entered into a definitive agreement to acquire Standard Pacific Savings, F.A. (the "Bank"), a federally chartered savings association based in Newport Beach, California (the "Definitive Agreement"). The following unaudited pro forma financial information presents information as if the acquisition had occurred at the beginning of the year ended December 31, 1996 as to the statements of income and as of June 30, 1997 as to the statement of financial condition. The unaudited pro forma statements of income do not include anticipated economic benefits from the consolidation of administrative operations or other anticipated opportunities provided by the acquisition. The unaudited pro forma financial information is intended for informational purposes only and is not necessarily indicative of the future financial condition or results of operations of the Company, or the financial condition or the results of operations that would have actually occurred had the acquisition been consummated as of the dates indicated. The unaudited pro forma financial information should be read together with the financial statements of the Company and Standard Pacific Savings, F.A., and related notes included elsewhere in the Prospectus.

       PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
                                 JUNE 30, 1997

                                                                FIRST      STANDARD
                                                              ALLIANCE     PACIFIC
                                                             CORPORATION   SAVINGS    ADJUSTMENTS  PRO FORMA
                                                             -----------  ----------  -----------  ----------
                                                                          (DOLLARS IN THOUSANDS)
                                                   ASSETS
Cash and cash equivalents..................................   $  17,093   $  101,384   $  (9,032)(5) $  109,445
Receivable from trusts.....................................       3,593            -           -        3,593
Loans held for sale........................................      18,075       12,183     (12,183)(1)     18,075
Warehouse financing receivable.............................       7,233            -           -        7,233
Loans receivable held for investment.......................       2,205            -           -        2,205
Residual interests in securities...........................      37,377            -           -       37,377
Mortgage servicing rights..................................       7,207            -           -        7,207
Investment securities -- available for sale................           -       38,314      (2,283)(3)     36,031
Investment in FHLB stock...................................           -        8,205      (7,305)(2)        900
Other assets...............................................       7,191        5,969      (4,793)   (5)      8,367
                                                             -----------  ----------  -----------  ----------
    Total assets...........................................   $  99,974   $  166,055   $ (35,596)  $  230,433
                                                             -----------  ----------  -----------  ----------
                                                             -----------  ----------  -----------  ----------

                                    LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits...................................................   $       -   $  111,328   $       -   $  111,328
FHLB advances and other borrowings.........................           -       27,938      (9,938)(4)     18,000
Other liabilities..........................................      11,523        5,490      (4,359)   (5)     12,654
                                                             -----------  ----------  -----------  ----------
    Total liabilities......................................      11,523      144,756     (14,297)     141,982
                                                             -----------  ----------  -----------  ----------
Total stockholders' equity.................................      88,451       21,299     (21,299)   (6)     88,451
                                                             -----------  ----------  -----------  ----------
Total liabilities and stockholders' equity.................   $  99,974   $  166,055   $ (35,596)  $  230,433
                                                             -----------  ----------  -----------  ----------
                                                             -----------  ----------  -----------  ----------

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1997

                                                                     FIRST      STANDARD
                                                                   ALLIANCE      PACIFIC
                                                                  CORPORATION    SAVINGS      ADJUSTMENTS     PRO FORMA
                                                                  -----------  -----------  ---------------  -----------
                                                                                  (DOLLARS IN THOUSANDS)
Interest income.................................................   $   9,034    $   8,633      $       -      $  17,667
Interest expense................................................         712        7,286             52(7)       8,050
                                                                  -----------  -----------           ---     -----------

Net interest income.............................................       8,322        1,347            (52)         9,617
Provision for estimated loan losses.............................           -           (3)             -             (3)
                                                                  -----------  -----------           ---     -----------
Net interest income after provision for estimated loan losses...       8,322        1,344            (52)         9,614
Non-interest income.............................................      35,647        2,686              -         38,333
Operating expense...............................................      17,941        3,845            (11)(8)     21,775
                                                                  -----------  -----------           ---     -----------
Income before income tax provision..............................      26,028          185            (41)        26,172
Income tax provision............................................      10,478           77            (17)(9)     10,538
                                                                  -----------  -----------           ---     -----------
Net income......................................................   $  15,550    $     108      $     (24)     $  15,634
                                                                  -----------  -----------           ---     -----------
                                                                  -----------  -----------           ---     -----------

              PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                     FIRST     STANDARD
                                                                   ALLIANCE     PACIFIC
                                                                  CORPORATION   SAVINGS     ADJUSTMENTS     PRO FORMA
                                                                  -----------  ---------  ---------------  -----------
                                                                                 (DOLLARS IN THOUSANDS)
Interest income.................................................   $  13,562   $  20,072     $       -      $  33,634
Interest expense................................................       2,655      17,450           104(7)      20,209
                                                                  -----------  ---------           ---     -----------

Net interest income.............................................      10,907       2,622          (104)        13,425
Provision for estimated loan losses.............................           -        (465)            -           (465)
                                                                  -----------  ---------           ---     -----------
Net interest income after provision for estimated loan losses...      10,907       2,157          (104)        12,960
Non-interest income (expense)...................................      57,309         836             -         58,145
Operating expense...............................................      29,977       4,029           (23)(8)     33,983
                                                                  -----------  ---------           ---     -----------
Income (loss) before income tax provision (benefit).............      38,239      (1,036)          (81)        37,122
Income tax provision (benefit)..................................       6,100        (429)          (34)(9)      5,637
                                                                  -----------  ---------           ---     -----------
Net income (loss)...............................................   $  32,139   $    (607)    $     (47)     $  31,485
                                                                  -----------  ---------           ---     -----------
                                                                  -----------  ---------           ---     -----------

            NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED STATEMENTS

(1) Reflects the sale or transfer of the Bank's loan portfolio, including any real estate owned and related other assets and liabilities, as provided for in the Definitive Agreement, prior to the closing date of the acquisition.

(2) Reflects the reduction of the Bank's investment in FHLB Stock to approximately $0.9 million, as provided for in the Definitive Agreement, prior to the closing date of the acquisition.

(3) In order to fund the reduction of FHLB Advances and other borrowings under the agreement, it has been assumed that the Bank sold $2.3 million of investment securities.

(4) Reflects the reduction of the Bank's FHLB Advances and other borrowings to $18.0 million, as provided for in the Definitive Agreement, prior to the closing date of the acquisition.

(5) Reflects the acquisition of the Bank by the Company after the completion of the transactions discussed above for $9.0 million which is equal to the Bank's stockholder's equity plus $0.6 million. Other assets have been increased by $0.7 million to reflect the value of the acquired core deposit intangible and other liabilities have been increased by $0.1 million to reflect the excess of current lease commitments over the fair value of the current lease agreement for the Bank's branch office ("Lease Adjustment").

(6) Reflects the elimination of the Bank's stockholder's equity upon acquisition.

(7) Reflects the amortization of the acquired core deposit intangible, based on an expected life of seven years, as if the acquisition had occurred as of the beginning of the period presented in the statements of income.

(8) Reflects the amortization of the Lease Adjustment, based on the remaining term of the lease of 80 months, as if the acquisition had occurred as of the beginning of the period presented in the statements of income.

(9) Reflects the impact on the income tax provision of the reduction in earnings related to the pro forma adjustments to income before tax provision.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of

First Alliance Corporation

    We have audited the accompanying consolidated statements of financial condition of First Alliance Corporation and subsidiaries (the Company) as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of First Alliance Corporation and subsidiaries as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

    As described in Note 1, on January 1, 1995, the Company adopted Statement of Financial Accounting Standards No. 122, ACCOUNTING FOR MORTGAGE SERVICING RIGHTS.

DELOITTE & TOUCHE LLP

Costa Mesa, California
January 20, 1997

                           FIRST ALLIANCE CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             (DOLLARS IN THOUSANDS)

                                                                                     DECEMBER 31,
                                                                                 --------------------
                                                                                   1995       1996
                                                                                 ---------  ---------   JUNE 30,
                                                                                                          1997
                                                                                                       -----------
                                                                                                       (UNAUDITED)
                                               ASSETS
Cash and cash equivalents......................................................  $   4,019  $  27,414   $  17,093
Receivable from trusts.........................................................      4,664      2,671       3,593
Loans held for sale............................................................     24,744     11,023      18,075
Warehouse financing receivable.................................................          -          -       7,233
Loans receivable held for investment...........................................      2,261      2,432       2,205
Residual interests in securities--at fair value................................     19,705     29,253      37,377
Mortgage servicing rights......................................................      4,021      6,025       7,207
Real estate owned, net.........................................................      1,474        312         242
Property, net..................................................................      2,141      3,098       4,775
Deferred taxes.................................................................         73      3,101         911
Prepaid expenses and other assets..............................................      3,809      2,128       1,263
                                                                                 ---------  ---------  -----------
  Total assets.................................................................  $  66,911  $  87,457   $  99,974
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

                                LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
Warehouse financing facilities.................................................  $  18,233  $       -   $       -
Accounts payable and accrued liabilities.......................................      5,234      3,952       5,320
Income taxes payable...........................................................          -      5,396       6,094
Notes payable..................................................................      1,123        131         109
                                                                                 ---------  ---------  -----------
  Total liabilities............................................................     24,590      9,479      11,523
                                                                                 ---------  ---------  -----------

Commitments and contingencies..................................................

Stockholders' equity:
Preferred Stock $.01 par value: 1,000,000 shares authorized; no shares
  outstanding..................................................................          -          -           -
Class A Common Stock, $.01 par value; 25,000,000 shares authorized; shares issued and outstanding: 4,044,024 at June 30, 1997, 4,025,000 at December 31,
  1996, no shares at December 31, 1995.........................................          -         40          40
Class B Common Stock, $.01 par value; 15,000,000 shares authorized; shares issued and outstanding: 10,750,000 at June 30, 1997 and December 31, 1996,
  10,642,500 at December 31, 1995..............................................         42        108         108
Additional paid in capital.....................................................          -     64,643      65,041
Retained earnings..............................................................     42,279     14,338      29,888
Treasury stock--at cost: 259,500 shares at June 30, 1997.......................          -          -      (5,612)
Deferred stock compensation....................................................          -     (1,113)     (1,011)
Foreign currency translation...................................................          -        (38)         (3)
                                                                                 ---------  ---------  -----------
  Total stockholders' equity...................................................     42,321     77,978      88,451
                                                                                 ---------  ---------  -----------
  Total liabilities and stockholders' equity...................................  $  66,911  $  87,457   $  99,974
                                                                                 ---------  ---------  -----------
                                                                                 ---------  ---------  -----------

                See notes to consolidated financial statements.

                           FIRST ALLIANCE CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                             SIX MONTHS
                                                 YEAR ENDED DECEMBER 31,                   ENDED JUNE 30,
                                       -------------------------------------------  ----------------------------
                                           1994           1995           1996           1996           1997
                                       -------------  -------------  -------------  -------------  -------------
                                                                                            (UNAUDITED)
REVENUE:
  Loan origination and sale..........  $      27,902  $      35,466  $      48,171  $      21,251  $      31,786
  Loan servicing and other fees......          9,106          8,614          8,854          4,487          3,855
  Interest and other.................          8,794         14,800         13,846          6,096          9,040
                                       -------------  -------------  -------------  -------------  -------------
    Total revenue....................         45,802         58,880         70,871         31,834         44,681
                                       -------------  -------------  -------------  -------------  -------------

EXPENSE:
  Compensation and benefits..........          9,559         10,416         15,488          6,727          8,906
  Professional services and
    other fees.......................          2,540          1,999          1,946            927          1,448
  Advertising........................          3,316          4,345          4,191          1,758          2,657
  Rent...............................            974          1,278          1,530            742            833
  Supplies...........................            831          1,214          1,575            641          1,095
  Depreciation and amortization......            514            907            838            317            376
  Interest...........................          3,744          4,167          2,655          1,787            712
  Legal..............................          7,162          1,491            917            452            779
  Travel and training................            351            788          1,103            409            710
  Other..............................          1,577          1,255          2,389            908          1,137
                                       -------------  -------------  -------------  -------------  -------------
    Total expense....................         30,568         27,860         32,632         14,668         18,653
                                       -------------  -------------  -------------  -------------  -------------

INCOME BEFORE INCOME TAX PROVISION...         15,234         31,020         38,239         17,166         26,028

INCOME TAX PROVISION.................            363            478          6,100            257         10,478
                                       -------------  -------------  -------------  -------------  -------------

NET INCOME...........................  $      14,871  $      30,542  $      32,139  $      16,909  $      15,550
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------

NET INCOME PER SHARE.................  $        1.40  $        2.87  $        2.59  $        1.59  $        1.05
                                       -------------  -------------  -------------  -------------  -------------
                                       -------------  -------------  -------------  -------------  -------------
Weighted average number of common
  shares outstanding.................     10,650,407     10,650,407     12,420,295     10,650,407     14,790,339

                See notes to consolidated financial statements.

                           FIRST ALLIANCE CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                             CLASS A                  CLASS B                                    TREASURY
                                           COMMON STOCK            COMMON STOCK        ADDITIONAL                  STOCK
                                      ----------------------  -----------------------    PAID IN     RETAINED    ---------
                                       SHARES      AMOUNT       SHARES      AMOUNT       CAPITAL     EARNINGS     SHARES
                                      ---------  -----------  ----------  -----------  -----------  -----------  ---------
Balance January 1, 1994.............          -   $       -   10,642,500   $      42    $       -    $  26,412   $       -
Dividends...........................          -           -            -           -            -      (17,341)          -
Net income..........................          -           -            -           -            -       14,871           -
                                      ---------         ---   ----------       -----   -----------  -----------  ---------
Balance December 31, 1994...........          -           -   10,642,500          42            -       23,942           -
Dividends...........................          -           -            -           -            -      (12,205)          -
Net income..........................          -           -            -           -            -       30,542           -
                                      ---------         ---   ----------       -----   -----------  -----------  ---------
Balance December 31, 1995...........          -           -   10,642,500          42            -       42,279           -
Dividends...........................          -           -            -           -            -      (15,085)          -
Distribution of S distribution
  notes.............................          -           -            -           -            -      (44,995)          -
Net income..........................          -           -            -           -            -       32,139           -
Issuance of restricted stock........          -           -      107,500          66        1,534            -           -
Initial public offering of of
  stock.............................  4,025,000          40            -           -       63,109            -           -
Amortization of deferred stock
  compensation......................          -           -            -           -            -            -           -
Foreign currency translation
  adjustment........................          -           -            -           -            -            -           -
                                      ---------         ---   ----------       -----   -----------  -----------  ---------
Balance December 31, 1996...........  4,025,000          40   10,750,000         108       64,643       14,338           -
Net income (unaudited)..............          -           -            -           -            -       15,550           -
Amortization of deferred stock
  compensation (unaudited)..........          -           -            -           -            -            -           -
Foreign currency translation
  adjustment (unaudited)............          -           -            -           -            -            -           -
Proceeds and tax benefit from
  exercise of stock options
  (unaudited).......................     19,024           -            -           -          398            -           -
Stock repurchased (unaudited).......          -           -            -           -            -            -     259,500
                                      ---------         ---   ----------       -----   -----------  -----------  ---------
Balance June 30, 1997 (unaudited)...  4,044,024   $      40   10,750,000   $     108    $  65,041    $  29,888     259,500
                                      ---------         ---   ----------       -----   -----------  -----------  ---------
                                      ---------         ---   ----------       -----   -----------  -----------  ---------

                                                                      FOREIGN
                                                     DEFERRED        CURRENCY         TOTAL
                                                       STOCK        TRANSLATION    STOCKHOLDERS'
                                        AMOUNT     COMPENSATION     ADJUSTMENT        EQUITY
                                      -----------  -------------  ---------------  ------------
Balance January 1, 1994.............   $       -     $       -       $       -      $   26,454
Dividends...........................           -             -               -         (17,341)
Net income..........................           -             -               -          14,871
                                      -----------  -------------         -----     ------------
Balance December 31, 1994...........           -             -               -          23,984
Dividends...........................           -             -               -         (12,205)
Net income..........................           -             -               -          30,542
                                      -----------  -------------         -----     ------------
Balance December 31, 1995...........           -             -               -          42,321
Dividends...........................           -             -               -         (15,085)
Distribution of S distribution
  notes.............................           -             -               -         (44,995)
Net income..........................           -             -               -          32,139
Issuance of restricted stock........           -        (1,600)              -               -
Initial public offering of of
  stock.............................           -             -               -          63,149
Amortization of deferred stock
  compensation......................           -           487               -             487
Foreign currency translation
  adjustment........................           -             -             (38)            (38)
                                      -----------  -------------         -----     ------------
Balance December 31, 1996...........           -        (1,113)            (38)         77,978
Net income (unaudited)..............           -             -               -          15,550
Amortization of deferred stock
  compensation (unaudited)..........           -           102               -             102
Foreign currency translation
  adjustment (unaudited)............           -             -              35              35
Proceeds and tax benefit from
  exercise of stock options
  (unaudited).......................           -             -               -             398
Stock repurchased (unaudited).......      (5,612)            -               -          (5,612)
                                      -----------  -------------         -----     ------------
Balance June 30, 1997 (unaudited)...   $  (5,612)    $  (1,011)      $      (3)     $   88,451
                                      -----------  -------------         -----     ------------
                                      -----------  -------------         -----     ------------

                See notes to consolidated financial statements.

                           FIRST ALLIANCE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                               SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,            JUNE 30,
                                                            -------------------------------  --------------------
                                                              1994       1995       1996       1996       1997
                                                            ---------  ---------  ---------  ---------  ---------
                                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income................................................  $  14,871  $  30,542  $  32,139  $  16,909  $  15,550
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Capitalized residual interests and mortgage servicing
    rights................................................     (3,638)    (9,908)   (12,515)    (4,530)   (10,388)
  Loan origination and sale revenue-other.................    (23,145)   (24,464)   (35,356)   (16,422)   (22,049)
  Deferred income taxes...................................        (63)        73     (3,028)         -      2,190
  Net accretion of residual interests in securities.......     (1,128)    (2,048)      (850)       183       (216)
  Deferred stock compensation.............................          -          -        487          -        102
  Accretion of discounts on loan receivable...............          -     (1,022)      (268)      (136)       (98)
  Amortization of mortgage servicing rights...............        683        638      1,813        789      1,298
  Depreciation and amortization...........................        514        907        838        317        376
  Foreign currency transaction (gains) losses.............          -          -       (188)         -         81
  Loss (gain) on sales of real estate owned and
    property..............................................        (78)        46        414        136         39
  Loans originated or purchased for sale, net of loan
    fees..................................................   (289,338)  (213,903)  (290,773)  (140,638)  (201,497)
  Sales of regular interests in securities................    347,500    167,899    267,370    127,391    148,000
  Proceeds from sales of loans............................     20,503     64,400     70,605     41,410     67,919
  Changes in assets and liabilities:
    Receivable from trusts................................        163       (758)     1,993     (2,319)      (922)
    Prepaid expenses and other assets.....................        802     (2,253)     1,681        905        865
    Accounts payable and accrued liabilities..............      4,775     (4,169)    (1,282)      (117)     1,364
    Income taxes payable..................................          -          -      5,396          -        772
                                                            ---------  ---------  ---------  ---------  ---------
      Net cash provided by operating activities...........     72,421      5,980     38,476     23,878      3,386
                                                            ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures......................................       (851)      (978)    (2,286)      (896)    (2,051)
Loans receivable issued...................................     (1,949)    (1,579)         -          -          -
Collections on loans receivable...........................      1,341      2,880      1,784        757        781
Additions to real estate owned............................          -       (355)         -          -       (166)
Net repayments (advances) on warehouse financing
  receivable..............................................          -          -          -          -     (7,233)
Proceeds from sales of real estate owned and property.....      3,566        552      1,748        794        361
                                                            ---------  ---------  ---------  ---------  ---------
      Net cash (used in) provided by investing
        activities........................................      2,107        520      1,246        655     (8,308)
                                                            ---------  ---------  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Net (repayments) borrowings on warehouse financing
  facilities..............................................    (53,445)     4,843    (18,233)    (7,740)         -
Payments on notes payable.................................     (2,831)      (417)    (1,163)      (522)      (104)
Cash dividends............................................    (17,341)   (12,205)   (15,085)   (11,432)         -
Proceeds from issuance of notes payable to stockholders...      3,000      4,500      1,000      1,000          -
Payments on notes payable to stockholders.................     (3,000)    (4,500)    (1,000)    (1,000)         -
Purchase of treasury stock................................          -          -          -          -     (5,612)
Proceeds from issuance of stock (net of issuance costs)...          -          -     63,149          -          -
Payments on S distribution notes..........................          -          -    (44,995)         -          -
Proceeds from exercise of stock options...................          -          -          -          -        324
                                                            ---------  ---------  ---------  ---------  ---------
      Net cash used in financing activities...............    (73,617)    (7,779)   (16,327)   (19,694)    (5,392)
                                                            ---------  ---------  ---------  ---------  ---------
EFFECT OF EXCHANGE RATE CHANGES ON CASH...................          -          -          -          -         (7)
                                                            ---------  ---------  ---------  ---------  ---------
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS......        911     (1,279)    23,395      4,839    (10,321)
CASH AND CASH EQUIVALENTS, beginning of period............      4,387      5,298      4,019      4,019     27,414
                                                            ---------  ---------  ---------  ---------  ---------
CASH AND CASH EQUIVALENTS, end of period..................  $   5,298  $   4,019  $  27,414  $   8,858  $  17,093
                                                            ---------  ---------  ---------  ---------  ---------
                                                            ---------  ---------  ---------  ---------  ---------

                See notes to consolidated financial statements.

                           FIRST ALLIANCE CORPORATION

                             (DOLLARS IN THOUSANDS)

                                                                                                   SIX MONTHS ENDED
                                                                    YEAR ENDED DECEMBER 31,            JUNE 30,
                                                                -------------------------------  --------------------
                                                                  1994       1995       1996       1996       1997
                                                                ---------  ---------  ---------  ---------  ---------
                                                                                                     (UNAUDITED)
SUPPLEMENTAL INFORMATION:
Interest paid.................................................  $   3,605  $   4,114  $   2,735  $   1,842  $     717
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Income taxes paid.............................................  $     100  $     486  $   3,686  $     326  $   7,534
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING
  ACTIVITIES:
Exchange of loans for regular and residual interests in
  securities..................................................  $ 350,331  $ 167,974  $ 267,661  $ 127,675  $ 148,003
                                                                ---------  ---------  ---------  ---------  ---------
                                                                ---------  ---------  ---------  ---------  ---------
Distribution of S distribution notes..........................                        $  44,995  $  44,020
                                                                                      ---------  ---------
                                                                                      ---------  ---------
Dividends declared and unpaid.................................                                   $   3,669
                                                                                                 ---------
                                                                                                 ---------
Grant of restricted stock.....................................                        $   1,600
                                                                                      ---------
                                                                                      ---------
Transfer of loans held for sale to loans receivable held for
  investment..................................................                        $   1,421
                                                                                      ---------
                                                                                      ---------
Acquisition of real estate through foreclosure of loans.......                        $     261
                                                                                      ---------
                                                                                      ---------
Transfer of property to real estate owned.....................                        $     260
                                                                                      ---------
                                                                                      ---------
Assumption of debt by acquisition of real estate through
  foreclosure.................................................  $   2,342  $      91  $     171
                                                                ---------  ---------  ---------
                                                                ---------  ---------  ---------
Loans issued to facilitate sales of real estate owned.........  $     290  $      19
                                                                ---------  ---------
                                                                ---------  ---------

                See notes to consolidated financial statements.

                           FIRST ALLIANCE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

    INTERIM UNAUDITED FINANCIAL INFORMATION--In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of various normal accruals) necessary to present fairly the Company's consolidated financial condition, results of operations and cash flows. The financial condition at June 30, 1997 is not necessarily indicative of the financial condition to be expected at December 31, 1997 and results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 1997.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION. The consolidated financial statements include the accounts of First Alliance Corporation ("FACO") and its subsidiaries (collectively the "Company"). The Company is a financial services organization principally engaged in mortgage loan origination, purchases, sales and servicing. The majority of the Company's loans are made to owners of single family residences who use the loan proceeds for such purposes as debt consolidation and financing of home improvements. The Company sells loans to investors and wholesale purchasers or securitizes them in the form of a Real Estate Mortgage Investment Conduit (REMIC). A significant portion of the mortgages are securitized with the Company retaining the right to service the loans. The Company's business may be affected by many factors including real estate and other asset values, the level of and fluctuations in interest rates, changes in the securitization market and competition.

    The consolidated financial statements are prepared in accordance with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated in consolidation.

    On July 31, 1996, FACO completed an initial public offering (Offering) whereby 3,500,000 shares of its Class A Common Stock were sold to the public resulting in gross proceeds of $59.5 million. Concurrently, 10,750,000 shares of the Class B Common Stock of FACO were issued in exchange for all of the issued and outstanding shares of First Alliance Mortgage Company (FAMCO) as part of a reorganization whereby FAMCO became a wholly owned subsidiary of FACO. On August 9, 1996, the underwriters' over-allotment option to purchase 525,000 shares of Class A Common Stock was exercised resulting in additional gross proceeds of $8.9 million. The acquisition of FAMCO has been accounted for similar to a pooling of interests. The consolidated financial condition and results of operations of the Company for periods prior to the date of the reorganization substantially consist of those of FAMCO. After deducting underwriting discounts and offering costs of $5.3 million, net proceeds from the Offering were $63.1 million.

    CASH AND CASH EQUIVALENTS. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

    RECEIVABLE FROM TRUSTS. In the normal course of servicing loans previously sold or securitized, the Company may advance payments and other costs to REMIC trusts or private investor trusts on behalf of borrowers. In such cases, funds advanced are reflected in the consolidated statements of financial condition as receivable from trusts. Advances are recovered through subsequent collections from trusts or borrowers.

    LOANS. Loans held for sale are loans the Company plans to sell or securitize which are carried at the lower of aggregate cost or market value. Loan origination and processing fees and related direct origination costs are deferred until the related loan is sold. Loans receivable held for investment are loans

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the Company has purchased or originated and has the intent and ability to hold to maturity. Loan origination and commitment fees and direct loan origination costs associated with loans receivable held for investment are deferred and offset against the related loans, and the net fee or cost is amortized into interest income over the contractual lives of the related loans. Loans transferred from loans held for sale to loans receivable held for investment are transferred at the lower of cost or market value. When a loan becomes over 90 days contractually delinquent, it is placed on non-accrual status and unpaid interest income is reversed. While a loan is on non-accrual status, interest is recognized only as cash is received.

    ALLOWANCES FOR ESTIMATED LOSSES ON LOANS AND REAL ESTATE OWNED. The allowances for estimated losses on loans and real estate owned (REO) represent the Company's estimate of identified and unidentified losses. These estimates, while based upon historical loss experience and other relevant data, are ultimately subjective and inherently uncertain. The Company has established valuation allowances for estimated losses on specific loans and REO. When these estimated losses are determined to be permanent, such as when a loan is foreclosed and the related property is transferred to REO, specific valuation allowances are charged off and are then reflected as writedowns.

    RESIDUAL INTERESTS IN SECURITIES. The Company securitizes a majority of loans held for sale in the form of a REMIC trust. A REMIC trust is a multi-class security, with certain tax advantages to investors, which derives its cash flow from a pool of underlying mortgages. The regular interests of the REMICs are sold and the residual interests are retained by the Company. The documents governing the Company's securitizations require the Company to establish initial overcollateralization or build overcollateralization levels through retention of distributions by the REMIC trust otherwise payable to the Company as the residual interest holder. This overcollateralization causes the aggregate principal amount of the loans in the related pool and/or cash reserves to exceed the aggregate principal balance of the outstanding regular interests. Such excess amounts serve as credit enhancement for the regular interests of the related REMIC trust. To the extent that borrowers default on the payment of principal or interest on the loans, losses will reduce the overcollateralization to the extent that funds are available. If payment defaults exceed the amount of overcollateralization, as applicable, the insurance policy maintained by the related REMIC trust will pay any further losses experienced by holders of the regular interests in the related REMIC trust. The Company does not have any recourse obligations for credit losses in the REMIC trust.

    The Company classifies residual interests as trading securities which are carried at fair value with any unrealized gains or losses recorded in the results of operations in the period of the change in fair value. Valuations at origination and at each reporting period are based on discounted cash flow analyses. The cash flows are estimated as the excess of the weighted average coupon on each pool of underlying mortgages over the sum of the pass-through interest rates on the regular interests of the related REMIC trust, servicing fees, trustee fees, insurance fees, and an estimate of annual future loan losses. These cash flows are projected over the life of the loans using prepayment, default, loss, and interest rate assumptions that market participants would use for similar financial instruments subject to prepayment, credit and interest rate risk and are discounted using an interest rate that a purchaser unrelated to the seller of such a financial instrument would demand. At origination, the Company utilized prepayment assumptions based upon constant prepayment rates ranging from 25.0% to 40.0%, estimated annual loan losses of 0.5% of the outstanding principal balance and weighted average discount rates of 15% for the six months ended June 30, 1997 and of 18.0%, 18.0% and 23.6% for the years ended December 31, 1996, 1995, and 1994,

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) respectively, to value residual interests. The valuation includes consideration of characteristics of the loans including loan type and size, interest rate, origination date, term and geographic location. The Company also uses other available information such as externally prepared reports on prepayment rates, collateral value, economic forecasts and historical default and prepayment rates of the portfolio under review. To the Company's knowledge, there is no active market for the sale of these residual interests. The range of possible values attributable to the factors used in determining fair value is broad. Accordingly, the Company's estimate of fair value is subjective.

    MORTGAGE SERVICING RIGHTS. Effective January 1, 1995, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 122, "Accounting for Mortgage Servicing Rights," which requires that upon sale or securitization of servicing retained mortgages, companies capitalize the cost associated with the right to service mortgage loans based on their relative fair values. The Company determines fair value based on the present value of estimated net future cash flows related to servicing income. The cost allocated to the mortgage servicing rights is amortized in proportion to and over the period of estimated net future servicing fee income.

    The Company capitalized $2,481,000, $3,817,000 and $3,896,000 of mortgage servicing rights for the six months ended June 30, 1997 and the years ended December 31, 1996 and 1995, respectively. During the same periods, related amortization of such mortgage servicing rights was $1,298,000, $1,631,000 and $208,000, respectively. The Company periodically evaluates capitalized mortgage servicing rights for impairment, which is measured as the excess of unamortized cost over fair value. This review is performed on a disaggregated basis based on loan type. The Company generally makes loans to borrowers whose borrowing needs may not be met by traditional financial institutions. The Company has found that these borrowers are payment sensitive rather than interest rate sensitive. Therefore, the Company does not consider interest rates a predominant risk characteristic for purposes of evaluating impairment. Impairment, if it occurs, is recognized in a valuation allowance for each pool in the period of impairment.

    PROPERTY. Property is stated at cost and depreciated over the estimated useful lives of the assets using accelerated methods. Leasehold improvements are amortized on the straight-line method over the lesser of the useful lives of the assets or the terms of the related leases. Useful lives generally range from three to seven years.

    REAL ESTATE OWNED. Real estate acquired in settlement of loans generally results when property collateralizing a loan is foreclosed upon or otherwise acquired by the Company in satisfaction of the loan. Real estate acquired through foreclosure is carried at either the lower of fair value less costs to dispose or the recorded investment in the loan. Fair value is based on the net amount that the Company could reasonably expect to receive for the asset in a current sale between a willing buyer and a willing seller, that is, other than in a forced or liquidation sale.

    Adjustments to the carrying value of REO are made through valuation allowances and chargeoffs recognized through a charge to earnings.

    REVENUE RECOGNITION. The Company derives its revenue principally from gains on sale of loans including fees for the origination of loans, loan servicing fees and interest income. The Company sells its loans through securitizations and other loan sales. Revenue from loans pooled and securitized or sold in

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the secondary market is recognized when such loan pools are sold. The Company retains the right to service all loans it securitizes. The Company receives a management fee for servicing loans based on a fixed percentage of the declining balance of securitized loan pools and other ancillary and prepayment fees associated with the servicing of such loans. Through securitizations, the Company retains a residual interest in the excess of the weighted average coupon on each pool of underlying mortgages over the sum of the pass-through interest rates on the senior classes of the securities issued by the REMIC, servicing fees, trustee fees, insurance fees and loan losses.

    Loan origination and sale revenue includes all mortgage related income other than loan servicing and other fees, interest and other income.

    Loan servicing and other fees are recorded as earned.

    Interest income is recorded as earned. Interest income represents the interest earned on loans held for sale during the period prior to their securitization or sale, loans receivable held for investment, residual interests and cash equivalents. At the end of each quarter, in accordance with Emerging Issues Task Force Issue No. 89-4, the Company computes an effective yield based on the carrying amount of each residual interest and the Company's then-current estimate of future cash flows. This yield is then used to accrue interest income on the Residual Interest in the subsequent quarter.

    INCOME TAXES. Deferred tax assets and liabilities are determined based on temporary differences between financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

    NET INCOME PER SHARE. Net income per share has been computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the period. In accordance with regulations of the Securities and Exchange Commission, which require that stock issued within a one year period prior to the initial filing of a registration statement relating to an initial public offering be treated as outstanding for all reported periods, the weighted average number of common shares for all periods includes the dilutive impact of the restricted stock issued in June 1996. The dilutive impact has been computed using the treasury stock approach, with the Offering price of $17 per share used as the repurchase price for all periods prior to the date of the Offering. In addition, the dilutive effect of the options issued under the Company's stock incentive plan has been included in computing earnings per share for the six months ended June 30, 1997 and for the year ended December 31, 1996. Because the Company was an S corporation in 1994 and 1995, and in 1996 up to the date of the Offering, net income and net income per share are not necessarily indicative of results of operations of the ongoing entity.

    SUPPLEMENTARY NET INCOME PER SHARE. Assuming that the 4,025,000 shares of Class A Common Stock issued in the Offering were issued at the beginning of 1994, net income per share would have been $2.22, $2.08 and $1.01 for the years ended December 31, 1996, 1995 and 1994, respectively. The computation of supplementary net income per share assumes that proceeds from the Offering would have been used to pay the S distribution notes at the date of their issuance in May 1996. Therefore, the interest expenses

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) incurred on the S distribution notes, net of tax benefits, of $0.6 million for the year ended December 31, 1996 was added to net income for purposes of computing supplementary net income per share.

    USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

    FOREIGN CURRENCY TRANSLATION. The financial statements of the Company's United Kingdom subsidiary were prepared in pounds sterling, the subsidiary's functional currency, and translated into dollars at the current exchange rate at the end of the period for the statements of financial condition and at a weighted average rate for the period on the statements of income. Translation adjustments are reflected as foreign currency translation adjustments in stockholders' equity and accordingly have no effect on income. Foreign currency transaction gains and losses for the Company's United Kingdom subsidiary are included in income.

    RECENT ACCOUNTING PRONOUNCEMENTS. In 1996, the Financial Accounting Standards Board (FASB) issued SFAS No. 123 "Accounting for Stock-Based Compensation" which encourages companies to account for stock compensation awards based on their fair value at the date the awards are granted. SFAS 123 does not require the application of the fair value method for stock compensation granted to employees and allows for continuance of current accounting practice, which requires accounting for stock compensation awards based on their intrinsic value as of the date of grant. However, SFAS 123 requires pro forma disclosure of net income and net income per share, as if the fair value based method of accounting defined in SFAS 123 had been applied. In 1996, the Company adopted all the provisions of SFAS 123 except for the fair value provisions for transactions with employees.

    In 1996, FASB issued SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which becomes effective for transactions occurring after December 31, 1996. The adoption of this standard is not expected to have a material effect on the Company's financial condition or results of operations.

    In February 1997, the FASB issued SFAS No. 128 "Earnings Per Share" which is effective for annual and interim periods ending after December 15, 1997. It supersedes the presentation of primary earnings per share with a presentation of basic earnings per share which does not consider the effect of common stock equivalents. The computation of diluted earnings per share, which gives effect to all dilutive potential common shares that were outstanding during the period, is consistent with the computation of fully diluted earnings per share per Accounting Principles Board Opinion No. 15. The adoption of this standard is not expected to have a material effect on the Company's reported earnings per share.

    In June 1997, FASB issued SFAS No. 130 "Reporting Comprehensive Income" which is effective for annual and interim periods ending after December 15, 1997. This statement requires that all items that are required to be recognized under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements.

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    In June 1997, FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" which is effective for annual and interim periods ending after December 15, 1997. This statement establishes standards for the method by which public entities report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about product and services, geographical areas, and major customers. The adoption of this standard is not expected to have a material effect on the Company's financial reporting.

    RECLASSIFICATIONS. Certain reclassifications have been made to conform the 1995 and 1994 consolidated financial statements to the 1996 presentation.

NOTE 2. LOANS RECEIVABLE HELD FOR INVESTMENT

    Loans receivable held for investment are secured principally by single family residences. The loans bear interest at fixed rates ranging up to 15.95% per annum and are due in monthly installments of principal and interest through August 2026.

NOTE 3. PROPERTY

    Property consists of the following at December 31:

                                                                           1995       1996
                                                                         ---------  ---------
                                                                             (DOLLARS IN
                                                                              THOUSANDS)
Office equipment.......................................................  $   4,245  $   4,218
Vehicles...............................................................        388        396
Leasehold improvements.................................................        160         78
Computer software......................................................      1,119        647
Building...............................................................        406        141
Land...................................................................         98          -
                                                                         ---------  ---------
Property, gross........................................................      6,416      5,480
Less accumulated depreciation and amortization.........................     (4,275)    (2,382)
                                                                         ---------  ---------
Property, net..........................................................  $   2,141  $   3,098
                                                                         ---------  ---------
                                                                         ---------  ---------

NOTE 4. SERVICING PORTFOLIO

    Trust and other custodial funds, relating to loans serviced for others, amounted to approximately $15.8 million, $14.5 million, $5.8 million and $2.4 million at June 30, 1997 and December 31, 1996, 1995 and 1994, respectively. Such funds, which are maintained in separate bank accounts, are excluded from the Company's assets and liabilities.

    Total loans serviced amounted to $692,243,000, $641,191,000 and $613,791,000 at June 30, 1997 and December 31, 1996 and 1995, respectively.

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 5. WAREHOUSE FINANCING FACILITIES

    The Company has two revolving lines of credit with secured asset-based lenders. The first line of credit allows the Company to borrow and repay during a 90 day revolving period up to $125 million. The second line of credit allows the Company to borrow and repay during the term of the line of credit up to $25 million. Both lines of credit bear interest at a variable rate based upon the London Interbank Offered Rate (LIBOR) payable monthly. The first line of credit is renewable by the lender on a quarterly basis and currently expires on June 30, 1998. The second line of credit expires on March 5, 1998. Outstanding borrowings under both lines of credit are collateralized by loans held for sale. Upon the sale or Securitization of loans, borrowings are repaid. These lines of credit contain certain affirmative, negative and financial covenants, with which the Company was in compliance at December 31, 1996.

    The following table presents data on the lines of credit for the periods indicated:

                                                   YEAR ENDED DECEMBER 31,        SIX MONTHS
                                              ---------------------------------      ENDED
                                                 1994        1995       1996     JUNE 30, 1997
                                              ----------  ----------  ---------  -------------
                                                   (DOLLARS IN THOUSANDS)         (UNAUDITED)
Weighted average interest rate for the
  period....................................       5.96%       7.10%      6.30%         6.40%
Interest rate at the end of the period......       7.38%       6.56%      6.30%         6.49%
Average amount outstanding for the period...     $58,139     $52,610    $30,507  $     22,066
Maximum amount outstanding at any
  month-end.................................  $  110,551  $  108,217  $  65,262  $     41,057

NOTE 6. NOTES PAYABLE

    Notes payable principally represent amounts owed related to senior liens on properties foreclosed upon by the Company. The notes bear fixed and variable interest at rates ranging from 7.33% to 9.00% per annum at December 31, 1996 and are payable $4,000 per year in each of the years 1997 through 2001, and $111,000 thereafter.

NOTE 7. EMPLOYEE BENEFIT PLAN

    The Company has a 401(k) defined contribution plan, which was established in 1994, available to all employees who have been with the Company for six months and have reached the age of 21. Employees may generally contribute up to 15% of their salary each year and the Company, at its discretion, may match up to 25% of the first 7% contributed by the employee. The Company's contribution expense was $86,000, $120,000, $97,000 and $45,000 for the six months ended June 30,
1997 and years ended December 31, 1996, 1995 and 1994, respectively.

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 8. INCOME TAXES

    Through the date of the Offering in 1996, and in 1995 and 1994, the Company elected to be treated for federal income and certain state tax purposes as an S corporation whereby its taxable income was included in the individual returns of the stockholders. As an S corporation, the Company was subject to certain state taxes, primarily in California. Upon consummation of the Offering, the Company became a C corporation subject to federal and state income taxes. The income tax provision for 1996 represents S corporation taxes prior to the Offering, C corporation taxes subsequent to the Offering and net deferred tax assets recognized upon the conversion from an S corporation to a C corporation.

    Taxes for 1995 and 1994 represent certain state taxes. The reconciliation of income tax from continuing operations computed at the federal statutory tax rate to the Company's effective income tax rate is as follows:

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1996
                                                                   --------------    SIX MONTHS
                                                                                       ENDED
                                                                                   JUNE 30, 1997
                                                                                   --------------
                                                                                    (UNAUDITED)
Tax at federal statutory rate....................................        35.0%           35.0%
Benefit for S corporation period taxation........................       (14.5)              -
Effect of conversion to C corporation............................        (8.4)              -
State income taxes, net of federal benefit.......................         3.9             5.3
                                                                        -----          ------
Effective rate...................................................        16.0%           40.3%
                                                                        -----          ------
                                                                        -----          ------

    The components of the provision for income taxes are as follows:

                                                     YEAR ENDED DECEMBER 31,       SIX MONTHS
                                                 -------------------------------      ENDED
                                                   1994       1995       1996     JUNE 30, 1997
                                                 ---------  ---------  ---------  -------------
                                                     (DOLLARS IN THOUSANDS)        (UNAUDITED)
Current:
    Federal....................................  $       -  $       -     $7,204   $     6,609
    State......................................        426        405      1,924         1,679
                                                 ---------  ---------  ---------  -------------
Total current..................................        426        405      9,128         8,288
                                                 ---------  ---------  ---------  -------------

Deferred:
    Federal....................................          -          -     (3,289)        1,784
    State......................................        (63)        73        261           406
                                                 ---------  ---------  ---------  -------------
Total deferred.................................        (63)        73     (3,028)        2,190
                                                 ---------  ---------  ---------  -------------

    Total......................................  $     363  $     478     $6,100  $     10,478
                                                 ---------  ---------  ---------  -------------
                                                 ---------  ---------  ---------  -------------

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 8. INCOME TAXES (CONTINUED)
    Deferred tax assets and liabilities reflect the temporary differences between financial reporting and tax basis of assets and liabilities and are measured by applying enacted tax rates and laws to taxable years in which such temporary differences are expected to be recovered or settled. Significant components of the Company's deferred tax assets and liabilities as of December 31, 1996 are as follows:

                                                                               (DOLLARS IN
                                                                               THOUSANDS)
Deferred tax assets:
  Residual interests....................................................        $   3,209
  Legal expenses........................................................            1,393
  Mark to market on loans held for sale.................................              700
  State taxes...........................................................              535
  Other.................................................................              579
                                                                                   ------
Total...................................................................        $   6,416
                                                                                   ------
                                                                                   ------
Deferred tax liabilities:
  Mortgage servicing rights.............................................        $   2,585
  Other.................................................................              730
                                                                                   ------
Total...................................................................        $   3,315
                                                                                   ------
                                                                                   ------

NOTE 9. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF RISK

    The Company's operations are conducted from leased facilities located in various areas of the United States and the United Kingdom. These leases have clauses which provide for increases in rent based on increases in the cost of living index and options for renewal. The future minimum lease payments are as follows:

                                                                              (DOLLARS IN
YEAR ENDING DECEMBER 31:                                                       THOUSANDS)
1997....................................................................       $    1,384
1998....................................................................            1,110
1999....................................................................              904
2000....................................................................              812
2001....................................................................              686
Thereafter..............................................................              565

    In the ordinary course of business, the Company has liability under representations and warranties made to purchasers and insurers of mortgage loans. Under certain circumstances, the Company may become liable for the unpaid principal and interest on defaulted loans or other loans if there has been a breach of representation or warranties.

    The Company has negotiated employment agreements with certain officers. These agreements provide for the payment of base salaries, the issuance of common stock subject to certain restrictions and the payment of severance benefits upon termination.

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 9. COMMITMENTS, CONTINGENCIES AND CONCENTRATIONS OF RISK (CONTINUED)

    In December 1989, a class action suit was filed on behalf of certain borrowers related to the origination of their loans by the Company. The Company, without admitting to any wrong-doing, agreed to settle the case in December 1994. The terms of the settlement provide for cash payments to the plaintiffs in the amount $6,850,000, which is to be paid out over a three-year period. Remaining future payments to plaintiffs of $333,000 are included in accrued liabilities at December 31, 1996.

    The Company is involved in certain litigation arising in the normal course of business. The Company believes that any liability with respect to such legal actions, individually or in the aggregate, is not likely to be material to the Company's consolidated financial position or consolidated results of operations.

    At June 30, 1997 and December 31, 1996, loans related to property located in the state of California comprised approximately 59% and 67%, respectively, of the total serviced loan portfolio while no other state comprised more than 7%.

    AVAILABILITY OF FUNDING SOURCES. The Company funds substantially all of the loans which it originates or purchases through borrowings under its warehouse financing facilities and internally generated funds. These borrowings are in turn repaid with the proceeds received by the Company from selling such loans through loan sales or securitizations. Any failure to renew or obtain adequate funding under those warehouse financing facilities, or other borrowings, or any substantial reduction in the size of or pricing in the markets for the Company's loans, could have a material adverse effect on the Company's operations. To the extent that the Company is not successful in maintaining or replacing existing financing, it would have to curtail its loan production activities or sell loans earlier than is optimal, thereby having a material adverse effect on the Company's consolidated financial condition and consolidated results of operations.

    DEPENDENCE ON SECURITIZATIONS. Since 1992, the Company has pooled and sold through securitizations an increasing percentage of the loans which it originates. The Company derives a significant portion of its income by recognizing gains upon the sale of loans through securitizations. These gains are due in part to the value recorded at the time of sale of residual interests and retained mortgage servicing rights. Adverse changes in the securitization market could impair the Company's ability to purchase and sell loans through securitizations on a favorable or timely basis. Any such impairment could have a material adverse effect upon the Company's consolidated financial condition and consolidated results of operations.

    The Company has relied on credit enhancement to achieve a "AAA/aaa" rating for the senior classes of the REMICs in its securitizations. The credit enhancement has generally been in the form of an insurance policy issued by an insurance company insuring the timely repayment of the senior classes in each of the REMIC trusts. There can be no assurance that the Company will be able to obtain credit enhancement in any form from the current insurer or any other provider of credit enhancement on acceptable terms or that future securitizations will be similarly rated. A downgrading of the insurer's credit rating or its withdrawal of credit enhancement could have a material adverse effect on the Company's consolidated financial condition and consolidated results of operations.

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 10. STOCKHOLDERS' EQUITY

    The Company's shares of Class A and Class B Common Stock are identical, except with respect to voting rights and the right to convert Class B Common Stock to Class A Common Stock. Holders of Class A Common Stock are entitled to one vote for each share held of record, and holders of Class B Common Stock are entitled to four votes for each share held of record. Each share of Class B Common Stock is freely convertible into one share of Class A Common Stock at the option of the Class B stockholder. Shares of Class B Common Stock shall be automatically converted to Class A Common Stock upon the transfer of Class B Common Stock to a third party or when the number of shares of Class B Common Stock represents less than 10% of the total number of shares of Common Stock outstanding.

    During 1996, FAMCO distributed S distribution notes of $45.0 million to its stockholders. Such amount has been recorded as a dividend to Class B common stockholders. In 1996, payments on the S distribution notes of $45.0 million were made by the Company using proceeds from the Offering.

    On May 11, 1996, the Company's Board of Directors approved a stock split of its common stock whereby approximately 710 shares of common stock were issued for each outstanding share of common stock. All share and per share amounts included in the accompanying consolidated financial statements and footnotes have been restated to reflect the stock split.

    In June 1996, FAMCO granted 107,500 shares of restricted common stock to an officer of the Company. These shares, which were exchanged for 107,500 shares of FACO Class B Common Stock in conjunction with the Offering, vest over a period of five years or earlier upon the occurrence of certain events. A value of $1.6 million has been ascribed to such shares by the Company. This amount has been recorded in the accompanying financial statements as increases to Class B Common Stock and paid in capital with an offsetting amount included in deferred stock compensation. In 1996, 29,285 shares of such restricted Class B Common Stock vested as a result of the Offering. During 1996, $0.5 million of compensation expense was recognized.

    On July 24, 1996, the shareholders approved a stock incentive plan, which enables directors, officers and other key employees of the Company to participate in the ownership of the Company. Under the stock incentive plan, 642,500 shares of Common Stock were available for grant on July 24, 1996. On July 25, 1996, the Company granted options to acquire an aggregate of 529,065 shares of Class A Common Stock at an exercise price, equal to the market price, of $17.00 per share. These options vest 25% six months from the date of grant and 25% each year thereafter until fully vested and expire on the earlier of ten years from the date of grant or 90 days after an optionee's termination of service. As of December 31, 1996, no options granted had been exercised or forfeited.

    The Company accounts for its stock incentive plan based on the intrinsic value of a grant as of the date of the grant in accordance with Accounting Principles Board Opinion No. 25. Accordingly, no compensation expense has been recognized in 1996 for options granted under the Company's stock incentive plan. Had compensation cost been recognized in accordance with the fair value provisions of SFAS 123, pro forma net income and net income per share would have been $30.7 million and $2.48, respectively. The fair value of each option grant, $12.86 for options granted in 1996, is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1996: no dividend yield; expected volatility of 58.78%; risk-free interest rate of 7.00%; and expected lives of 10 years.

    STOCK REPURCHASE PROGRAM. In April 1997, the Board of Directors approved a stock repurchase program under which the Company is authorized to purchase up to 1,000,000 shares of its Class A Common Stock. During the quarter ended June 30, 1997, the Company repurchased 259,500 shares of its common stock at a cost of $5.6 million.

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 11. RELATED PARTY TRANSACTIONS

    The following amounts represent related party transactions:

                                                                        YEAR ENDED DECEMBER 31,       SIX MONTHS
                                                                    -------------------------------      ENDED
                                                                      1994       1995       1996     JUNE 30, 1997
                                                                    ---------  ---------  ---------  -------------
                                                                        (DOLLARS IN THOUSANDS)        (UNAUDITED)
Loans sold to principal stockholder of the Company................  $   6,783  $   3,188  $     515   $         -
Loans purchased from an entity in which the Company's principal
  stockholder has a controlling interest..........................     91,501     15,126          -             -
Loans purchased from companies owned by related parties:
        Loans purchased...........................................          -      9,841     31,033        35,570
        Premiums paid.............................................          -        193      1,208         1,328
Other fees received from an entity in which the Company's
  principal stockholder has a controlling interest and companies
  owned by related parties........................................          -        715        186             -
Payments to companies owned by the Company's principal
  stockholder:
    Rent payments.................................................         18         18        464           260
    Consulting fees...............................................        161         76          -             -
Interest paid to stockholders on notes payable to stockholder and
  S distribution notes............................................         10        223        612             -
Interest received from companies owned by related parties.........          -          -          -           209

The following amounts represent related party balances:

                                                                                  DECEMBER 31,
                                                                             ----------------------
                                                                                1995        1996     JUNE 30, 1997
                                                                             ----------  ----------  -------------
                                                                             (DOLLARS IN THOUSANDS)   (UNAUDITED)
Loans serviced for related parties.........................................  $   12,909  $    7,044   $     4,959
Receivable from officers of the Company....................................           -         319           358
Balance outstanding on warehouse lines to companies owned by related
  parties..................................................................         525           -         7,233

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 12. FINANCIAL INSTRUMENTS

    The Company regularly securitizes and sells fixed and variable rate mortgage loans. As part of its interest rate risk management strategy, the Company may from time to time hedge its interest rate risk related to its loans held for sale and origination commitments by selling short United States Treasury securities. For accounting purposes, selling short United States Treasury securities is not considered to be a hedge. Therefore, the Company has recognized realized and unrealized gains and losses on hedging activities in the period in which they occur. Gains and (losses) on hedging activities were ($91,000), $434,000, ($255,000) and $800,000 for the six months ended June 30,
1997 and years ended December 31, 1996, 1995 and 1994, respectively.

    The following disclosures of the estimated fair value of financial instruments as of June 30, 1997 and December 31, 1996 and 1995 are made in accordance with the requirements of SFAS No. 107, "Disclosure About Fair Value of Financial Instruments." The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation and methodologies may have a material effect on the estimated fair value amounts.

                                                                DECEMBER 31,
                                               ----------------------------------------------
                                                        1995                    1996               JUNE 30, 1997
                                               ----------------------  ----------------------  ----------------------
                                               CARRYING    ESTIMATED   CARRYING    ESTIMATED   CARRYING    ESTIMATED
                                                AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                               ---------  -----------  ---------  -----------  ---------  -----------
                                                           (DOLLARS IN THOUSANDS)                   (UNAUDITED)
Assets:
    Cash and cash equivalents................  $   4,019   $   4,019   $  27,414   $  27,414   $  17,093   $  17,093
    Loans held for sale......................     24,744      25,610      11,023      12,912      18,075      20,490
    Loans receivable held for investment.....      2,261       2,340       2,432       2,771       2,205       2,465
    Residual interests.......................     19,705      19,705      29,253      29,253      37,377      37,377
Liabilities:
    Warehouse financing facilities...........     18,233      18,233           -           -           -           -
    Notes payable............................      1,123       1,174         131         131         109         109

    The estimated fair value of loans is based upon prices paid by the Company for loans it purchases.

    The fair value of residual interests are determined based on estimates of their fair value using discounted cash flows.

    Rates currently available to the Company for debt with similar terms and remaining maturities were used to estimate the fair value of the warehouse financing facilities and notes payable.

    The fair value estimates presented herein are based on pertinent information available to management as of June 30, 1997 and December 31, 1996 and 1995. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued for purposes of these consolidated financial statements since that date and, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

                           FIRST ALLIANCE CORPORATION

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 12. FINANCIAL INSTRUMENTS (CONTINUED)
    OFF-BALANCE SHEET ACTIVITIES. The Company is exposed to on-balance sheet credit risk related to its loans held for sale, residual interests and loans receivable held for investment. The Company is exposed to off-balance sheet credit risk related to loans which the Company has committed to originate or buy.

    The Company is party to financial instruments with off-balance sheet credit risk in the normal course of business. These financial instruments include commitments to extend credit to borrowers and commitments to purchase loans from others.

    As of June 30, 1997 and December 31, 1996, the Company had outstanding commitments to extend credit or purchase loans in the amounts of $6,085,000 and $7,524,000, respectively.

NOTE 13. SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                                      FIRST     SECOND      THIRD     FOURTH
                                                                     QUARTER    QUARTER    QUARTER    QUARTER
                                                                    ---------  ---------  ---------  ---------
                                                                     (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                     AMOUNTS)
1995
    Total revenue.................................................  $   5,963  $  18,174  $   8,280  $  26,463
    Income (loss) before income tax provision.....................       (300)    11,346      1,391     18,583
    Net income (loss).............................................       (295)    11,175      1,370     18,292
    Net income (loss) per share...................................  $   (0.03) $    1.05  $    0.13  $    1.72

1996
    Total revenue.................................................  $  14,810  $  17,024  $  18,922  $  20,115
    Income before income tax provision............................      7,860      9,306      9,891     11,182
    Net income....................................................      7,742      9,167      8,633      6,597
    Net income per share..........................................  $    0.73  $    0.86  $    0.64  $    0.44

NOTE 14. SUBSEQUENT EVENT (UNAUDITED)

    In June 1997, the Company entered into a definitive agreement to acquire Standard Pacific Savings, F.A., a federally chartered savings association based in Newport Beach, California ("Bank"). The cost of the acquisition, which will be $0.6 million in excess of the Bank's stockholders' equity at the date of acquisition, is currently estimated to be $9.0 million. The acquisition is subject to the approval of the Office of Thrift Supervision.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
  Standard Pacific Savings, F.A.:

    We have audited the accompanying consolidated statements of financial condition of Standard Pacific Savings, F.A. (a Federally chartered savings and loan association and wholly owned subsidiary of Standard Pacific Corp.) and subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of operations, changes in stockholder's equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Association's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Standard Pacific Savings, F.A. and subsidiary as of December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

Orange County, California
January 21, 1997

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                             (DOLLARS IN THOUSANDS)

                                                                                   DECEMBER 31,
                                                                              ----------------------
                                                                                 1995        1996
                                                                              ----------  ----------   JUNE 30,
                                                                                                         1997
                                                                                                      -----------
                                                                                                      (UNAUDITED)
                                               ASSETS

Cash and interest earning deposits..........................................  $    1,912  $    1,800   $   2,084
Federal funds sold and overnight deposits...................................      34,790       7,969      99,300
                                                                              ----------  ----------  -----------
  Total cash and cash equivalents...........................................      36,702       9,769     101,384
Investment in certificates of deposit.......................................           -         490           -
Investment securities available for sale....................................      28,635      42,401      38,314
Loans available for sale, net...............................................      14,081       4,360      12,183
Loans receivable, net.......................................................     253,158     193,192           -
Accrued interest and dividends receivable...................................       1,889       1,583         711
Real estate owned...........................................................       2,704       2,079       1,028
Federal Home Loan Bank stock................................................       7,500       7,958       8,205
Premises and equipment, net.................................................         266         227         164
Deferred taxes..............................................................       1,183         253          43
Other assets................................................................       2,882       2,961       4,023
                                                                              ----------  ----------  -----------
  Total assets..............................................................  $  349,000  $  265,273   $ 166,055
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------
                                LIABILITIES AND STOCKHOLDER'S EQUITY

Deposits....................................................................  $  157,542  $  132,812   $ 111,328
Advances from Federal Home Loan Bank........................................     150,000     109,000      18,000
Securities sold under agreements to repurchase..............................      15,016           -       9,938
Accounts payable and other liabilities......................................       4,873       2,458       5,490
                                                                              ----------  ----------  -----------
  Total liabilities.........................................................     327,431     244,270     144,756
                                                                              ----------  ----------  -----------

Commitments and contingencies

Stockholder's equity:
Common stock, $20.00 par value, 100,000 shares authorized, issued and
  outstanding at June 30, 1997 and December 31, 1996 and 1995...............       2,000       2,000       2,000
Additional paid-in capital..................................................      14,377      14,377      14,377
Unrealized gains (losses) on investment securities available for sale, net
  of deferred taxes.........................................................         (80)        (39)        149
Retained earnings...........................................................       5,272       4,665       4,773
                                                                              ----------  ----------  -----------
  Total stockholder's equity................................................      21,569      21,003      21,299
                                                                              ----------  ----------  -----------

  Total liabilities and stockholder's equity................................  $  349,000  $  265,273   $ 166,055
                                                                              ----------  ----------  -----------
                                                                              ----------  ----------  -----------

 The accompanying notes are an integral part of these consolidated statements.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                             (DOLLARS IN THOUSANDS)

                                                                                                SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,            JUNE 30,
                                                             -------------------------------  --------------------
                                                               1994       1995       1996       1996       1997
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
Interest income:
  Loans receivable.........................................  $  20,537  $  20,066  $  16,548  $   8,778  $   6,434
  Investment securities available for sale and other.......      3,172      3,360      3,524      1,604      2,199
  Investment securities held to maturity...................      2,158      2,383          -          -          -
                                                             ---------  ---------  ---------  ---------  ---------
    Total interest income..................................     25,867     25,809     20,072     10,382      8,633
                                                             ---------  ---------  ---------  ---------  ---------

Interest expense:
  Deposits.................................................     10,816     12,913      9,258      4,796      4,391
  Advances from Federal Home Loan Bank.....................      7,369      9,651      7,797      4,278      2,786
  Securities sold under agreements to repurchase...........      1,801      1,541        395        131        109
                                                             ---------  ---------  ---------  ---------  ---------
    Total interest expense.................................     19,986     24,105     17,450      9,205      7,286
                                                             ---------  ---------  ---------  ---------  ---------

Net interest income........................................      5,881      1,704      2,622      1,177      1,347
Provision for loan losses..................................      2,475      3,354        465        465          3
                                                             ---------  ---------  ---------  ---------  ---------
    Net interest income(expense) after provision for loan
      losses...............................................      3,406     (1,650)     2,157        712      1,344
                                                             ---------  ---------  ---------  ---------  ---------

Other income(expense):
  Loan and other fees......................................        359         (3)         -         (3)      (187)
  Gain(loss) on sale of loans, net.........................        337       (181)        34          -      2,642
  Loss on sale of investments..............................       (668)    (1,841)       (21)         -       (166)
  Loan servicing...........................................        208        255        235        122        112
  Prepayment penalty on FHLB advances......................          -     (1,233)         -          -       (241)
  Other income(expense)....................................       (127)       (64)        92        458     (1,716)
                                                             ---------  ---------  ---------  ---------  ---------
    Total other............................................        109     (3,067)       340        577        444
                                                             ---------  ---------  ---------  ---------  ---------

General and administrative expenses:
  Personnel................................................      2,699      1,316      1,016        447        536
  Office occupancy, net....................................        737        562        438        230        158
  Other general and administrative.........................      1,772      1,538        412        370        845
  SAIF assessments.........................................        482        463        382        215         64
  SAIF special assessment..................................          -          -      1,285          -          -
                                                             ---------  ---------  ---------  ---------  ---------
    Total other expenses...................................      5,690      3,879      3,533      1,262      1,603
                                                             ---------  ---------  ---------  ---------  ---------

Income (loss) before income tax provision (benefit)........     (2,175)    (8,596)    (1,036)        27        185
Income tax provision (benefit).............................       (890)    (3,620)      (429)        11         77
                                                             ---------  ---------  ---------  ---------  ---------

Net income (loss)..........................................  $  (1,285) $  (4,976) $    (607) $      16  $     108
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

 The accompanying notes are an integral part of these consolidated statements.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                             (DOLLARS IN THOUSANDS)

                                                            YEAR ENDED DECEMBER 31,
                                                        -------------------------------
                                                          1994       1995       1996
                                                        ---------  ---------  ---------
                                                                                         SIX MONTHS
                                                                                            ENDED
                                                                                          JUNE 30,
                                                                                         -----------
                                                                                            1997
                                                                                         -----------
                                                                                         (UNAUDITED)
Common stock:
  Balance at beginning of year........................  $   2,000  $   2,000  $   2,000   $   2,000
                                                        ---------  ---------  ---------  -----------
  Balance at end of period............................      2,000      2,000      2,000       2,000
                                                        ---------  ---------  ---------  -----------

Additional paid-in capital:
  Balance at beginning of year........................     14,377     14,377     14,377      14,377
                                                        ---------  ---------  ---------  -----------
  Balance at end of period............................     14,377     14,377     14,377      14,377
                                                        ---------  ---------  ---------  -----------

Unrealized losses on investment securities available
  for sale, net of deferred taxes:
  Balance at beginning of year........................          -     (1,617)       (80)        (39)
    Decrease (increase) in unrealized loss............     (1,617)     1,537         41         188
                                                        ---------  ---------  ---------  -----------
  Balance at end of period............................     (1,617)       (80)       (39)        149
                                                        ---------  ---------  ---------  -----------

Retained earnings:
  Balance at beginning of year........................     11,533     10,248      5,272       4,665
    Net income (loss).................................     (1,285)    (4,976)      (607)        108
                                                        ---------  ---------  ---------  -----------
  Balance at end of period............................     10,248      5,272      4,665       4,773
                                                        ---------  ---------  ---------  -----------
Total Stockholder's Equity............................  $  25,008  $  21,569  $  21,003   $  21,299
                                                        ---------  ---------  ---------  -----------
                                                        ---------  ---------  ---------  -----------

 The accompanying notes are an integral part of these consolidated statements.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                                         SIX MONTHS ENDED
                                                                          YEAR ENDED DECEMBER 31,            JUNE 30,
                                                                      -------------------------------  --------------------
                                                                        1994       1995       1996       1996       1997
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                                                           (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).................................................  $  (1,285) $  (4,976) $    (607) $      16  $     108
                                                                      ---------  ---------  ---------  ---------  ---------
  Adjustments to reconcile net income (loss) to net cash provided by
    (used in) operating activities:
    Depreciation and amortization...................................        201        153        126         65         55
    Provision for loan losses.......................................      2,475      3,354        465        465          3
    Unrealized (recovery) loss on loans held for sale...............        100        126       (225)         -          -
    Amortization of deferred cost and premiums--loans...............        189        222         26         60         (8)
    Amortization of premiums (discounts)--investment securities
      available for sale............................................         67         29        (29)        19         72
    Amortization of premiums--investment securities held to
      maturity......................................................        321        169          -          -          -
    (Gain) loss on sale of real estate owned........................        177       (244)      (685)      (535)      (308)
    (Gain) loss on sale of loans....................................       (337)       181        (34)         -     (2,457)
    Loss on sale of investment securities available for sale........        668      1,841         21          -        166
    Loss (gain) on sale of fixed assets.............................          3         11         (8)         -          2
    Federal Home Loan Bank stock dividends..........................       (359)      (462)      (458)      (218)      (247)
    Decrease (increase) in accrued interest and dividends
      receivable....................................................       (362)       318        306        147        872
    (Increase) decrease in other assets.............................        160     (1,762)       (79)    (1,418)    (1,062)
    Decrease (increase) in deferred taxes...........................        (23)      (522)       901         79         75
    Increase (decrease) in accounts payable and other liabilities...       (882)     1,558     (2,415)       647      3,033
                                                                      ---------  ---------  ---------  ---------  ---------
      Total adjustments.............................................      2,398      4,972     (2,088)      (689)       196
                                                                      ---------  ---------  ---------  ---------  ---------
      Net cash provided by (used in) operating activities...........      1,113         (4)    (2,695)      (673)       304
                                                                      ---------  ---------  ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
  New loan fundings and purchases...................................   (186,079)   (18,112)    (2,592)      (457)        28
  Proceeds from loan sales and principal repayments from loans......    131,009     48,100     68,269     24,338    186,786
  Proceeds from sale of real estate owned...........................      2,704      3,511      5,177      3,075      2,377
  Payments from REO related activities..............................     (1,075)      (152)       (89)       (10)         -
  Net increase (decrease) in certificates of deposit................          -          -       (490)         -        490
  Purchase of investment securities available for sale..............    (12,590)    (9,715)   (46,734)   (12,962)   (26,957)
  Purchase of investment securities held to maturity................    (40,843)         -          -          -          -
  Principal repayment from investment securities available for
    sale............................................................      4,661      1,860     14,553      2,460      2,175
  Proceeds from sale of investment securities available for sale....     30,619     63,351     18,493      4,500     28,954
  Principal repayment from investment securities held to maturity...      2,786      3,923          -          -          -
  Proceeds from redemption of Federal Home Loan Bank stock..........          -      1,975          -          -          -
  Purchase of Federal Home Loan Bank stock..........................     (1,776)         -          -          -          -
  Proceeds from sale of fixed assets................................         22         10         22          -          6
  Purchase of fixed assets..........................................        (50)       (33)      (101)       (13)        (1)
                                                                      ---------  ---------  ---------  ---------  ---------
      Net cash provided by (used in) Investing activities...........    (70,612)    94,718     56,508     20,931    193,858
                                                                      ---------  ---------  ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from Federal Home Loan Bank advances.....................    365,000    111,000     18,000          -     77,000
  Principal payments on Federal Home Loan Bank advances.............   (305,750)  (121,300)   (59,000)   (14,000)  (168,000)
  Net change in securities sold under agreements to repurchase......     26,736    (31,758)   (15,016)    (7,557)     9,938
  Proceeds from deposits............................................    566,688    305,466    274,382    118,478    120,339
  Payments for maturing deposit accounts............................   (584,521)  (340,144)  (303,509)  (147,721)  (143,494)
  Interest credited to deposit accounts.............................      3,765      4,057      4,397      2,718      1,670
                                                                      ---------  ---------  ---------  ---------  ---------
    Net cash (used in) provided by financing activities.............     71,918    (72,679)   (80,746)   (48,082)  (102,547)
                                                                      ---------  ---------  ---------  ---------  ---------
    Net increase (decrease) in cash and cash equivalents............      2,419     22,035    (26,933)   (27,824)    91,615

    Cash and cash equivalents: beginning of period..................     12,248     14,667     36,702     36,702      9,769
                                                                      ---------  ---------  ---------  ---------  ---------
    Cash and cash equivalents: end of period........................  $  14,667  $  36,702  $   9,769  $   8,878  $ 101,384
                                                                      ---------  ---------  ---------  ---------  ---------
                                                                      ---------  ---------  ---------  ---------  ---------

 The accompanying notes are an integral part of these consolidated statements.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

                            SUPPLEMENTAL SCHEDULE OF
                       INVESTING AND FINANCING ACTIVITIES
                             (DOLLARS IN THOUSANDS)

                                                                                                 SIX MONTHS ENDED
                                                                  YEAR ENDED DECEMBER 31,            JUNE 30,
                                                              -------------------------------  --------------------
                                                                1994       1995       1996       1996       1997
                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                   (UNAUDITED)
Cash paid (received) during the year for:
    Interest................................................  $  19,378  $  23,354  $  19,394  $  13,233  $   9,159
    Income taxes............................................        583     (2,237)      (991)         -          -

Non-cash transactions included:
  Acquisition of real estate in settlement of loans.........      4,616      4,106      3,778      2,723      1,228

  Reclassification of mortgage backed certificates held to
    maturity to investment securities available for sale....          -     48,880          -          -          -

  Change in unrealized losses on investment securities
    available for sale, net of deferred taxes...............     (1,617)     1,537         41       (461)       564
  Reclassification of allowance for loss from loans to real
    estate owned............................................        626          -          -        220        200

 The accompanying notes are an integral part of these consolidated statements.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

    INTERIM UNAUDITED FINANCIAL INFORMATION--In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments (consisting only of various normal accruals) necessary to present fairly the consolidated financial condition, results of operations and cash flows of Standard Pacific Savings, F.A. (Savings). The financial condition at June 30, 1997 is not necessarily indicative of the financial condition to be expected at December 31, 1997 and results of operations for the six months ended June 30, 1997 are not necessarily indicative of the results of operations to be expected for the year ending December 31, 1997.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.  ORGANIZATION AND OPERATIONS

    Savings is a federally chartered savings and loan association which was formed on March 6, 1987 by the Federal Savings and Loan Insurance Corporation (the FSLIC) for the purpose of receiving substantially all of the assets and assuming substantially all of the liabilities of South Bay Savings and Loan Association (South Bay), an unaffiliated California chartered institution which was placed into receivership. The acquisition of Savings was accounted for as a purchase and the assets received and liabilities assumed from the FSLIC were recorded at their fair values after giving effect to certain FSLIC assistance (see Note 13). On March 6, 1987 Savings became a wholly owned subsidiary of Standard Pacific Corp. (SPC).

    Savings' principal business was the mortgage banking business, which included acting as a loan origination agent for SPC and other unaffiliated parties. In June 1995, Savings discontinued the mortgage banking operations.

b.  NATURE OF OPERATIONS

    Savings operates one savings branch in Southern California. Its primary source of revenue is interest income from its portfolio of mortgage loans and investment securities. Savings also receives income for servicing loans for others.

c.  USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

d.  PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Savings and SPS Affiliates, Inc. (SPSA), a wholly-owned subsidiary of Savings. SPSA is an active corporation that was formed for the purpose of acting as the trustee on Savings' deeds of trust. SPSA's total assets consist of approximately $11,000 and $85,000 in cash as of December 31, 1996 and 1995, respectively. All significant intercompany balances and transactions have been eliminated in consolidation.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
e.  REVENUE RECOGNITION

    Interest income is recognized as earned. The amortization of discounts on loans receivable and net deferred loan fees are recognized over the contractual lives of the related individual loans using methods which approximate the effective interest method and adjusted for actual prepayments. Interest is accrued only so long as it is deemed collectible (generally not more than 90 days past due).

f.  INTEREST RATE SWAP AND CAP AGREEMENTS

    The interest differential on swaps to be paid or received is accrued and recognized over the life of the agreements as an adjustment to interest expense on savings accounts.

    Premiums paid for interest rate caps are amortized over the life of the agreement. Interest is accrued based upon expected settlement payments and recorded as an adjustment to interest expense on savings accounts.

g.  CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks, federal funds sold, overnight deposits, and all highly liquid short-term investments, including interest bearing securities purchased with a remaining maturity of three months or less.

h.  INVESTMENT IN CERTIFICATES OF DEPOSIT

    Investment in certificates of deposit have remaining maturities greater than three months.

i.  INVESTMENT SECURITIES

    Savings accounts for their investment securities using Financial Accounting Standards Board Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This statement requires Savings to carry the portion of their investments in debt and equity securities they do not intend to hold to maturity at their market values. Under these rules, securities classified as available for sale are carried at their market values and changes in the securities market values are recorded as a separate component of stockholder's equity, net of income tax effect.

    During 1995, and resulting from regulatory agency clarification of the ruling regarding the unrealized loss effects on regulatory capital, all of Savings' investment securities classified as held to maturity were transferred to available for sale.

j.  LOANS RECEIVABLE AND ALLOWANCE FOR LOAN LOSSES

    Loans receivable are recorded at cost net of unamortized deferred credits. Loans held for sale are carried at the lower of their cost or market value. Savings provides for loan losses on the allowance method. The allowance for loan losses is increased by charges to income and decreased by charge-offs (net of recoveries). Management's periodic evaluation of the adequacy of the allowance is based on Savings' past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, and current economic

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) conditions. In providing such allowance, consideration is given to all elements of fair value, including costs of recovery, holding, and disposition of the underlying collateral. While management uses currently available information to evaluate the adequacy of allowances, ultimate losses may vary from current estimates. Adjustments to estimates are charged to earnings in the period in which they become known.

    In May 1995, the Financial Accounting Standards Board issued Statement No. 122, "Accounting for Mortgage Servicing Rights" which is effective for years beginning after December 15, 1995. SFAS No. 122 amended SFAS No. 65, "Accounting for Certain Mortgage Banking Activities." SFAS No. 122 requires the recognition of originated mortgage servicing rights, as well as purchased mortgage servicing rights, as assets by allocating total costs incurred between the loan and the servicing rights based on their relative fair values. SFAS No. 122 had no significant impact on results of operations for the year ended December 31, 1996.

    In May 1993, the Financial Accounting Standards Board issued Statement No. 114, "Accounting by Creditors for Impairment of a Loan" which was amended in 1994 by Financial Accounting Standards Board No. 118. These statements require that impaired loans be measured based on the present value of expected future cash flows, the loan's observable market price, or the fair value of the collateral if the loan is collateral dependent. Savings adopted the above statements for the fiscal year beginning January 1, 1995. A loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. The adoption of these statements had no material impact on Savings consolidated statement of financial condition or consolidated statement of operations at December 31, 1995 or December 31, 1996.

k.  REAL ESTATE OWNED

    Real estate owned is recorded at the lower of the recorded investment in the loan satisfied or the fair value of the assets received, adjusted for estimated carrying and selling costs. Estimated losses are subsequently charged off when the carrying value of the real estate acquired exceeds the fair value.

l.  PREMISES AND EQUIPMENT

    Premises and equipment are stated at cost less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets which approximates five years. Generally, leasehold improvements are amortized using the straight-line method over the lives of the respective leases. Maintenance and repairs on premises and equipment are charged to expense in the year incurred.

m. INCOME TAXES

    Savings has executed a tax allocation agreement (the "Agreement") with Standard Pacific Corp. (SPC). The Agreement states Savings will file a consolidated federal income tax return and a combined California franchise tax return with SPC. The Agreement requires the parties to allocate their total tax liability based on each party's separate return tax liability. Moreover, the parties agree to reimburse any party which has tax losses or credits in an amount equal to 100% of the tax benefits realized by the consolidated group. Savings makes payments to SPC at the time that such tax amounts are actually paid to

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) the respective taxing authority by SPC. Any tax related funds paid by Savings to SPC prior to the estimated tax due dates or filing dates are to be held in trust.

    The financial statement benefit from utilization of net operating loss carryovers will vary depending on the holding period of the acquired assets and tax return realization meeting certain time criteria. Based on the criteria met, the benefits would be recognized as a reduction of income tax expense.

    Savings accounts for income taxes using Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes." SFAS No. 109 mandates the liability method of accounting for income taxes. Under the liability method, deferred tax assets and liabilities are recognized for the expected future tax consequences of existing differences between financial reporting and tax reporting bases of assets and liabilities, as well as for operating losses and tax credit carryforwards, using enacted tax laws and rates.

    Under SFAS No. 109, deferred tax expense represents the net change in the deferred tax asset or liability balance for the period. This amount, together with income taxes currently payable or refundable in the current period, represents the total tax expense for the period.

NOTE 2: REGULATORY MATTERS

    In April 1990, and as a result of the passage of the Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) and laws governing transactions between savings associations and their affiliates, Savings prepared and mailed a written request to the General Counsel of the Board of Governors of the Federal Reserve System (FRB) for interpretations of those laws as it related to the operations of Savings. Specifically, Savings interpreted and their counsel concurred that those laws allowed it to directly originate and hold home loans made to SPC's homebuyers in the ordinary course of business, so long as the terms and pricing of such loans were no more favorable to SPC than what could be obtained in a non-affiliated transaction. Savings continued to follow up on the requested interpretation.

    In January 1995, and in conjunction with an annual regulatory examination the Office of Thrift Supervision (OTS) decided to review this matter to determine its permissibility. Additionally, the OTS reviewed the limits of affiliated loans in Savings' portfolio as specified in Sections 23A and 23B of the Federal Reserve Act. In October 1995 Savings received the OTS' response regarding this matter. The OTS determined that loans made by Savings to SPC homebuyers are to be considered affiliated transactions. Therefore, Savings is limited to holding such loans in its portfolio to an amount not to exceed 10% of capital. At December 31, 1996 Savings had approximately $4.4 million of these loans in its portfolio. The OTS has given Savings until September 1997 to meet the 10% of capital limitation. All of the loans made to SPC homebuyers have been classified as held for sale and carried at the lower of cost or market value. Since June 1994 Savings has not originated loans on behalf of SPC homebuyers. As of June 30, 1997, Savings had reduced affiliated loans to an amount below the 10% limitation.

    Congress passed legislation to recapitalize the Federal Deposit Insurance Corporation's (FDIC) Savings Association Insurance Fund (SAIF). The legislation required all SAIF insured institutions to pay a one time special assessment in 1996 of .66% of their outstanding deposits as of March 31, 1995. The special assessment was approximately $1.3 million which was charged to expense in September 1996.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 3: INVESTMENT SECURITIES AVAILABLE FOR SALE

    Shown below are the amortized costs and market values of investment securities with related maturity data:

                                                                    DECEMBER 31,
                           -----------------------------------------------------------------------------------------------
                                                   1995                                            1996
                           ----------------------------------------------------  -----------------------------------------
                                            GROSS          GROSS                                  GROSS          GROSS
                            AMORTIZED    UNREALIZED     UNREALIZED     MARKET     AMORTIZED    UNREALIZED     UNREALIZED
                              COST          GAINS         LOSSES        VALUE       COST          GAINS         LOSSES
                           -----------  -------------  -------------  ---------  -----------  -------------  -------------
                                                               (DOLLARS IN THOUSANDS)
U.S. Agency securities:
  Maturing less than 1
    year.................   $       -     $       -      $       -    $       -   $   1,255     $       -      $       -
  Maturing after 1 year
    but within 5 years...       7,781             1              -        7,782      12,078             3             11
  Maturing after 5 years
    but within 10
    years................           -             -              -            -       3,900             7              -
  Maturing after 10
    years................           -             -              -            -       5,023             -              4
                           -----------        -----          -----    ---------  -----------        -----          -----
    Subtotal U.S. Agency
      securities.........       7,781             1              -        7,782      22,256            10             15
                           -----------        -----          -----    ---------  -----------        -----          -----
Mortgage-backed
  securities:
  Maturing after 10
    years................      20,990             -            137       20,853      20,211           146            207
                           -----------        -----          -----    ---------  -----------        -----          -----
    TOTAL................   $  28,771     $       1      $     137    $  28,635   $  42,467     $     156      $     222
                           -----------        -----          -----    ---------  -----------        -----          -----
                           -----------        -----          -----    ---------  -----------        -----          -----


                                                         JUNE 30, 1997
                                      ----------------------------------------------------
                                                       GROSS          GROSS
                            MARKET     AMORTIZED    UNREALIZED     UNREALIZED     MARKET
                             VALUE       COST          GAINS         LOSSES        VALUE
                           ---------  -----------  -------------  -------------  ---------

U.S. Agency securities:
  Maturing less than 1
    year.................  $   1,255   $   3,256     $       3      $       1    $   3,258
  Maturing after 1 year
    but within 5 years...     12,070      13,000            23              -       13,023
  Maturing after 5 years
    but within 10
    years................      3,907       3,612             3              6        3,609
  Maturing after 10
    years................      5,019       5,000             5              -        5,005
                           ---------  -----------        -----          -----    ---------
    Subtotal U.S. Agency
      securities.........     22,251      24,868            34              7       24,895
                           ---------  -----------        -----          -----    ---------
Mortgage-backed
  securities:
  Maturing after 10
    years................     20,150      13,190           232              3       13,419
                           ---------  -----------        -----          -----    ---------
    TOTAL................  $  42,401   $  38,058     $     266      $      10    $  38,314
                           ---------  -----------        -----          -----    ---------
                           ---------  -----------        -----          -----    ---------

    Proceeds from sales of investment securities and the related gross gains and gross losses realized are as follows:

                                                          YEARS ENDED DECEMBER 31,
                                                       -------------------------------
                                                         1994       1995       1996
                                                       ---------  ---------  ---------
                                                                                         SIX MONTHS
                                                                                            ENDED
                                                                                        JUNE 30, 1997
                                                                                        -------------
                                                                   (DOLLARS IN THOUSANDS)(UNAUDITED)
Proceeds from sales..................................  $  30,619  $  63,351  $  28,494    $  31,954
Gross gains realized.................................        108          -         43           69
Gross losses realized................................       (776)    (1,841)       (64)        (235)

NOTE 4: INVESTMENT SECURITIES HELD TO MATURITY

    During 1995, and resulting from regulatory agency clarification of the ruling regarding the unrealized loss effects on regulatory capital, all of Savings' investment securities classified as held to maturity were transferred to available for sale. No investment securities were classified as held to maturity as of June 30, 1997 and December 31, 1996 or 1995.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 5: LOANS RECEIVABLE

    Loans Receivable consist of the following:

                                                         DECEMBER 31,
                                                 ----------------------------
                                                     1995           1996
                                                 -------------  -------------
                                                                               JUNE 30, 1997
                                                                               -------------
                                                    (DOLLARS IN THOUSANDS)     (UNAUDITED)
Real Estate:
  Residential 1-4..............................  $  264,295     $  191,408     $    6,683
  Residential 5 or more........................       4,235          5,790          5,736
  Non-residential..............................       2,279          2,448          1,541
                                                 -------------  -------------  -------------
    Total Real Estate..........................     270,809        199,646         13,960
Other..........................................          43             57             28

Less:
  Discount on acquired loans...................         135            213             91
  Deferred loan fees (costs)...................        (222)           (97)            29
  Allowance for loan losses....................       3,496          1,899          1,676
  Other deferrals..............................         204            136              9
                                                 -------------  -------------  -------------
Total Loans, net...............................  $  267,239     $  197,552     $   12,183
                                                 -------------  -------------  -------------
                                                 -------------  -------------  -------------
Weighted Average Interest Rate.................        7.09%          7.33%          8.60%
                                                 -------------  -------------  -------------
                                                 -------------  -------------  -------------

    Included in the above amounts are loans classified as held for sale of $12,183,000, $4,360,000 and $14,081,000, at June 30, 1997 and December 31, 1996
and 1995, respectively, net of market value allowance of $225,000, at December 31, 1995.

    Savings had no loans to directors or officers as of June 30, 1997 and December 31, 1996 or 1995.

    Activity in the allowance for loan losses is as follows:

                                               YEAR ENDED DECEMBER 31,
                                           -------------------------------
                                             1994       1995       1996
                                           ---------  ---------  ---------
                                                                             SIX MONTHS
                                                                                ENDED
                                                                            JUNE 30, 1997
                                                                            -------------
                                                               (DOLLARS IN  (UNAUDITED)
                                                                THOUSANDS)
Balance at beginning of period...........  $   1,183  $   1,906  $   3,496    $   1,899
Provision for losses.....................      2,475      3,354        465            3
Net charge-offs..........................     (1,752)    (1,764)    (2,062)        (226)
                                           ---------  ---------  ---------       ------
Balance at end of period.................  $   1,906  $   3,496  $   1,899    $   1,676
                                           ---------  ---------  ---------       ------
                                           ---------  ---------  ---------       ------

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 5: LOANS RECEIVABLE (CONTINUED)
    For the years ended December 31, 1996 and 1995, interest income of approximately $275,000 and $395,000, respectively, (all of which has been fully reserved) related to non-accrual loans that would have been recorded had the loans been performing in accordance with their original terms. The total balance of non-accrual loans at December 31, 1996 and 1995 were $691,000 and $3,220,000, respectively.

    The amount of impaired loans as defined by SFAS 114 was $3,194,000 and $2,609,000 which required loss allowances of $229,000 and $353,000 as of December 31, 1996 and 1995, respectively. The amount of impaired loans for which no loss allowance was required was $2,227,000 and $1,603,000 as of December 31, 1996 and 1995, respectively. The average balance of impaired loans for the years ending December 31, 1996 and 1995 was $4,099,000 and $5,222,000, respectively. Interest income recognized for those loans was $151,000 and $253,000, for the years ending December 31, 1996 and 1995, respectively.

    Savings was servicing loans for others with principal amounts of approximately $37,314,000, $40,493,000 and $43,099,000, of which approximately $1,642,000, $2,363,000 and $2,805,000 was serviced for SPC at June 30, 1997 and
December 31, 1996 and 1995, respectively. Savings received loan servicing income of $4,700, $12,000, $13,000 and $14,000 from SPC for loans serviced on their behalf for the 6 months ended June 30, 1997 and the years ended 1996, 1995 and 1994, respectively.

    Substantially all of Savings' loans are in California residential real estate. This does not expose Savings to undue credit risk; however, economic conditions and real estate markets in California may affect Savings, loan portfolio and underlying collateral values.

NOTE 6: ACCRUED INTEREST AND DIVIDENDS RECEIVABLE

    Accrued interest and dividends receivable is summarized as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1995       1996
                                                         ---------  ---------
                                                                                 JUNE 30,
                                                                                   1997
                                                                               -------------
                                                                  (DOLLARS IN  (UNAUDITED)
                                                                   THOUSANDS)
Loans..................................................  $   1,427  $   1,042    $      84
Investments............................................        462        541          627
                                                         ---------  ---------        -----
                                                         $   1,889  $   1,583    $     711
                                                         ---------  ---------        -----
                                                         ---------  ---------        -----

NOTE 7: PREMISES AND EQUIPMENT

    Premises and equipment, stated at cost, consists of the following:

                                                                            DECEMBER 31,
                                                                        --------------------
                                                                          1995       1996
                                                                        ---------  ---------
                                                                                 (DOLLARS IN
                                                                                  THOUSANDS)
Leasehold improvements................................................  $     108  $     144
Furniture and equipment...............................................      1,134        951
                                                                        ---------  ---------
                                                                            1,242      1,095
Less accumulated depreciation and amortization........................        976        868
                                                                        ---------  ---------
                                                                        $     266  $     227
                                                                        ---------  ---------
                                                                        ---------  ---------

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND

       FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 8: DEPOSIT ACCOUNTS

    Deposit accounts consist of the following:

                                           WEIGHTED AVERAGE RATE
                                 -----------------------------------------
                                       DECEMBER 31,                           DECEMBER 31, 1995       DECEMBER 31, 1996
                                 ------------------------                   ----------------------  ----------------------
                                    1995         1996                        AMOUNT      PERCENT     AMOUNT      PERCENT
                                 -----------  -----------                   ---------  -----------  ---------  -----------
                                                              JUNE 30,
                                                                1997
                                                           ---------------
                                                            (UNAUDITED)                 (DOLLARS IN THOUSANDS)
No minimum term--checking:
  NOW..........................        1.78%        1.39%          1.43%    $     769         .49%  $     627         .48%
  Money Market.................        3.77         4.62           2.75         2,722        1.73         980         .74
  Non-interest bearing
    commercial.................           -            -              -         1,024         .65         964         .73

No minimum term--savings:
  Passbook.....................        2.72         2.90           2.90           908         .58         509         .38
  Money market savings.........        3.89         2.71           3.66         1,620        1.03       1,219         .92

Certificates of Deposit:
  Less than 6 months...........        6.26         5.82           5.79        89,181       56.59      77,917       58.66
  6 months to 1 Year...........        6.29         5.95           6.04        30,099       19.12      28,308       21.31
  1 Year to 3 Years............        6.65         6.21           6.28        28,535       18.11      16,547       12.46
  3 Years to 5 Years...........        6.94         6.66           6.32         2,684        1.70       5,433        4.09
  Over 5 Years.................           -         6.28           6.16             -           -         308         .23
                                        ---        -----            ---     ---------  -----------  ---------  -----------
    Total......................        6.20%        5.82%          5.66%    $ 157,542      100.00%  $ 132,812      100.00%
                                        ---        -----            ---     ---------  -----------  ---------  -----------
                                        ---        -----            ---     ---------  -----------  ---------  -----------


                                     JUNE 30, 1997
                                 ----------------------
                                  AMOUNT      PERCENT
                                 ---------  -----------

No minimum term--checking:
  NOW..........................  $     719         .65%
  Money Market.................      1,007         .90
  Non-interest bearing
    commercial.................      3,055        2.74
No minimum term--savings:
  Passbook.....................        344         .31
  Money market savings.........      1,567        1.41
Certificates of Deposit:
  Less than 6 months...........     66,435       59.68
  6 months to 1 Year...........     22,305       20.04
  1 Year to 3 Years............     10,935        9.82
  3 Years to 5 Years...........      4,719        4.24
  Over 5 Years.................        242         .21
                                 ---------  -----------
    Total......................  $ 111,328      100.00%
                                 ---------  -----------
                                 ---------  -----------

    Included in certificates of deposit are jumbo certificates ($95,000 or greater) totaling $80,724,000, $96,780,000 and $97,915,000 in June 30, 1997 and
December 31, 1996 and 1995, respectively. Brokered deposits in the above certificates of deposit equal 99,000 and $99,000 at June 30, 1997 and December 31, 1996 and 1995.

    A summary of certificate accounts by maturity as of June 30, 1997 is as follows:

MATURITY                                                                                   (DOLLARS IN
-------------------------------------------------------------------------------------       THOUSANDS)
                                                                                           (UNAUDITED)

1997.................................................................................      $     71,655
1998.................................................................................            23,309
1999.................................................................................             2,772
2000.................................................................................             2,375
2001.................................................................................             3,541
Thereafter...........................................................................               984
                                                                                               --------

  Total..............................................................................      $    104,636
                                                                                               --------
                                                                                               --------

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 8: DEPOSIT ACCOUNTS (CONTINUED)

    Interest expense related to deposit accounts consisted of the following:

                                                                         YEAR ENDED DECEMBER 31,       SIX MONTHS
                                                                     -------------------------------      ENDED
                                                                       1994       1995       1996     JUNE 30, 1997
                                                                     ---------  ---------  ---------  -------------
                                                                         (DOLLARS IN THOUSANDS)        (UNAUDITED)

Passbook...........................................................  $      69  $      47  $      84    $      39
Money Market and NOW Accounts......................................        262        199         68           13
Other Certificates.................................................        601      1,026        966          513
Jumbo Certificates (over $95,000)..................................      9,884     11,641      8,140        3,826
                                                                     ---------  ---------  ---------       ------
                                                                     $  10,816  $  12,913  $   9,258    $   4,391
                                                                     ---------  ---------  ---------       ------
                                                                     ---------  ---------  ---------       ------

NOTE 9: ADVANCES FROM FEDERAL HOME LOAN BANK

    During 1995 and as a part of a balance sheet restructure, Savings prepaid $45,000,000 of FHLB advances with a weighted average interest rate of 7.78%. The weighted average days to maturity was 693 days, for a prepayment penalty of $1,233,000. No prepayments of advances occurred in 1996.

    FHLB advances of $18,000,000, $109,000,000 and $150,000,000 with interest rates ranging from 4.87% to 5.57%, $4.87% to 6.88% and 4.32% to 6.88%, are secured by the investment in stock of the Federal Home Loan Banks and certain mortgage loans and investment securities aggregating approximately $24,802,000, $155,406,000 and $221,994,000 at June 30, 1997 and December 31, 1996 and 1995,
respectively. The weighted average interest rate on these advances was 5.38%, 6.10% and 6.07% at June 30, 1997 and December 31, 1996 and 1995, respectively. The FHLB advances outstanding at June 30, 1997 mature in 1998.

NOTE 10: SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

    There were no securities sold under agreements to repurchase as of December 31, 1996. The securities sold under agreements to repurchase, amortized costs and market values as of December 31, 1995 are 15,016,000, 16,163,000 and 16,030,000, respectively.

    The weighted average interest rate of these borrowings was 5.81% and the weighted average maturity was 22 days at December 31, 1995. The maximum amounts of outstanding agreements at any month-end were $18,099,000 and $33,480,000 for the years ended December 31, 1996 and 1995, respectively. The average amounts of outstanding agreements for the years ended December 31, 1996 and 1995 were $7,041,000 and $24,943,000, respectively. The weighted average interest rates for the years ended December 31, 1996 and 1995 were 5.61% and 6.18%, respectively. The securities underlying the agreements are held by the securities dealers until the maturities of the agreements. For all the agreements, the dealers agreed to resell the same securities to Savings.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 11: INCOME TAXES

    The income tax provision (benefit) consists of the following:

                                                       YEAR ENDED DECEMBER 31,
                                                   -------------------------------
                                                     1994       1995       1996
                                                   ---------  ---------  ---------
                                                                                      SIX MONTHS
                                                                                         ENDED
                                                                                     JUNE 30, 1997
                                                                                    ---------------
                                                       (DOLLARS IN THOUSANDS)         (UNAUDITED)
Current:
    Federal......................................  $    (677) $  (2,285) $    (929)    $      35
    State........................................       (190)      (813)      (401)          (33)
                                                   ---------  ---------  ---------           ---
                                                        (867)    (3,098)    (1,330)            2
                                                   ---------  ---------  ---------           ---

Deferred
    Federal......................................         36       (346)       618            21
    State........................................        (59)      (176)       283            54
                                                   ---------  ---------  ---------           ---
                                                         (23)      (522)       901            75
                                                   ---------  ---------  ---------           ---

Total............................................  $    (890) $  (3,620) $    (429)    $      77
                                                   ---------  ---------  ---------           ---
                                                   ---------  ---------  ---------           ---

    A reconciliation of the statutory federal income tax rate and the effective tax rate as a percentage of pre-tax income (loss) for the periods indicated is as follows:

                                                  FOR THE YEAR ENDED DECEMBER 31,
                                              ----------------------------------------
                                                  1994          1995          1996
                                              ------------  ------------  ------------    SIX MONTHS
                                                                                            ENDED
                                                                                        JUNE 30, 1997
                                                                                        --------------
                                                                                         (UNAUDITED)
Statutory rate..............................      34.00%        34.00%        34.00%         34.00%
State and local income taxes, net of U.S.
 Federal income tax benefit.................       7.57          7.46          7.46           7.46
Other.......................................       (.66)          .66          (.05)           .23
                                                  -----         -----         -----          -----
    Effective Tax Rate......................      40.91%        42.12%        41.41%         41.69%
                                                  -----         -----         -----          -----
                                                  -----         -----         -----          -----

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 11: INCOME TAXES (CONTINUED)
    The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets are as follows at December 31:

                                                                          1995       1996
                                                                        ---------  ---------
                                                                            (DOLLARS IN
                                                                             THOUSANDS)

Loan loss allowances deferred for tax purposes........................  $   2,203  $   1,245
Net loan costs deferred for financial statement purposes, previously
 recognized for tax purposes..........................................       (560)      (376)
FHLB stock dividends deferred for tax purposes........................       (371)      (582)
State taxes...........................................................       (399)      (163)
Other.................................................................        253        101
                                                                        ---------  ---------
                                                                            1,126        225
Unrealized loss on investment securities available for sale...........         57         28
                                                                        ---------  ---------
                                                                        $   1,183  $     253
                                                                        ---------  ---------
                                                                        ---------  ---------

    Based upon management's assessments, it is more likely than not that the net deferred tax assets will be realized through future consolidated taxable earnings or alternative tax strategies.

    For the years ended December 31, 1996 and 1995 the components of the change in deferred income taxes represent the effect of changes in the amounts of temporary differences and changes in the tax rates. The sources of these temporary differences and their related tax effects are as follows:

                                                                           1995       1996
                                                                         ---------  ---------
                                                                             (DOLLARS IN
                                                                              THOUSANDS)

Benefit of financial statement loan valuation allowances...............  $    (696) $     957
Loan fees (costs) recognized for tax purposes..........................        (93)      (184)
Long term capital loss deferred for tax purposes.......................        308          -
FHLB stock dividends deferred..........................................       (225)       212
State taxes............................................................        266       (236)
Other..................................................................        (82)       152
                                                                         ---------  ---------
                                                                         $    (522) $     901
                                                                         ---------  ---------
                                                                         ---------  ---------

NOTE 12: DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate.

CASH AND CASH EQUIVALENTS AND CERTIFICATES OF DEPOSIT

    The carrying amount is a reasonable estimate of fair value. These assets primarily consist of amounts due from banks, federal funds sold, overnight deposits, and certificates of deposit.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 12: DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) INVESTMENT SECURITIES AVAILABLE FOR SALE

    Investment securities available for sale consist of U.S. Treasury, U.S. Federal Agency, corporate debt securities, mortgage-backed certificates, and other securities. Fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS RECEIVABLE

    The fair values for loans receivable are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

FEDERAL HOME LOAN BANK STOCK

    The carrying amount of Federal Home Loan Bank stock is a reasonable estimate of fair value since shares are redeemable at par value.

DEPOSIT ACCOUNTS

    The fair values disclosed for deposit accounts (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The carrying amounts for variable-rate, fixed-term money market accounts and certificates of deposits approximate their fair values at the reporting date. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

ADVANCES FROM FEDERAL HOME LOAN BANK

    Federal Home Loan Bank advances are composed of both variable and fixed rate borrowings. For variable rate borrowings the carrying amounts approximate their fair value. Fixed rate borrowings are estimated using a discounted cash flow analysis, based upon the current incremental borrowing rates.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

    The carrying amounts of securities sold under agreements to repurchase approximate their fair values.

INTEREST RATE SWAP AGREEMENT

    The fair value of the interest rate swaps (used for hedging purposes) is the estimated amount that Savings would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates and the current credit worthiness of the swap counterparty.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 12: DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED) INTEREST RATE CAP AGREEMENTS

    The fair value of the interest rate caps (also used for hedging purposes) are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

    The estimated fair values of Savings financial instruments are as follows:

                                           AT DECEMBER 31, 1995    AT DECEMBER 31, 1996      AT JUNE 30, 1997
                                          ----------------------  ----------------------  ----------------------
                                           CARRYING                CARRYING                CARRYING
                                            AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE    AMOUNT    FAIR VALUE
                                          ----------  ----------  ----------  ----------  ----------  ----------
                                                                  (DOLLARS IN THOUSANDS)       (UNAUDITED)
FINANCIAL ASSETS:
  Cash and cash equivalents.............  $   36,702  $   36,702  $    9,769  $    9,769  $  101,384  $  101,384
  Investment in certificates of
    deposit.............................           -           -         490         490           -           -
  Investment securities available for
    sale................................      28,635      28,635      42,401      42,401      38,314      38,314
  Loans receivable......................     270,735     272,462     199,451     201,417      13,859      13,859
  Less: Allowance for loan losses.......      (3,496)     (3,496)     (1,899)     (1,899)     (1,676)     (1,676)
  Federal Home Loan Bank stock..........       7,500       7,500       7,958       7,958       8,205       8,205

FINANCIAL LIABILITIES:

  DEPOSIT ACCOUNTS
  Non-interest bearing checking.........       1,024       1,024         964         964       3,055       3,055
  Interest bearing checking.............         769         769         627         627         719         719
  Passbook..............................         908         908         508         508         344         344
  Money Market Accounts.................       4,342       4,342       2,200       2,200       2,574       2,574
  Certificates of Deposit...............     150,499     151,386     128,513     128,771     104,636     104,636
                                          ----------  ----------  ----------  ----------  ----------  ----------
    Total Deposits......................     157,542     158,429     132,812     133,070     111,328     111,328

  ADVANCES FROM FEDERAL HOME LOAN BANK
  Variable rate.........................           -           -      13,000      13,000      13,000      13,000
  Fixed rate............................     150,000     151,542      96,000      96,351       5,000       5,000
  SECURITIES SOLD UNDER AGREEMENTS TO
    REPURCHASE..........................      15,016      15,016           -           -       9,937       9,937

OTHER FINANCIAL INSTRUMENTS:

  Interest rate swaps...................           -      (3,490)          -      (1,874)     (2,300)     (2,300)
  Interest rate caps....................          64           -         138           -           1           -
  Commitments to fund mortgage loans....         400         400           -           -           -           -

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 13: COMMITMENTS AND CONTINGENCIES

    Savings leases office space for its operations, as well as some office equipment, under operating lease agreements. Net rent expense for noncancelable operating leases and sub-leases for the years ended December 31, 1996 and 1995 was approximately $260,000 and $357,000, respectively. As of December 31, 1996 the future lease rentals payable under noncancelable operating commitments for premises and equipment were as follows:

1997..............................................................  $ 148,000
1998..............................................................    148,000
1999..............................................................    148,000
2000..............................................................    148,000
2001..............................................................    148,000
Thereafter........................................................    235,000
                                                                    ---------
                                                                    $ 975,000
                                                                    ---------
                                                                    ---------

    The ability of Savings to maintain a positive interest rate spread in a changing economic environment is dependent primarily on the matching of the repricing characteristics of its interest earning assets and its interest paying liabilities. One indication of interest rate sensitivity is the gap between assets that reprice within one year and liabilities that reprice within one year as a percentage of total interest earning assets (the "one year gap"). Management's goal is to keep its one year gap as a percentage of total interest earning assets in a range of approximately (10)% to 10%.

    Savings has entered into interest rate exchange agreements ("Swaps") as a means to manage interest rate risk. Swaps generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying notional principal amounts. All of the Swaps listed below are designated as hedging certain savings accounts.

    In October 1995 Savings restructured the terms of the interest rate swap with a $50 million notional amount by buying down the fixed interest rate of 8.78%. The new terms reflect a fixed rate of 6.78% to October 1996, 7.78% from October 1996 to October 1997, and 8.78% to October 1998. The buydown fee of $1,430,000 is amortized over the remaining term of the swap agreement.

    Swaps contain the risk of default by counterparties. The amounts potentially subject to credit risk are much smaller than the notional principal amounts used to express these transactions. At December 31, 1996 Savings exposure to credit loss in the event of non-performance by the counterparties was not material to the consolidated financial statements.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 13: COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Swaps outstanding are as follows:

                                                                                DECEMBER 31, 1995
                                                               ---------------------------------------------------
                                                               NOTIONAL      WEIGHTED AVERAGE
                                                                AMOUNT        INTEREST RATE
                                                               ---------  ----------------------
TYPE                                                                        PAID      RECEIVED    MATURITY DATE(S)
-------------------------------------------------------------             ---------  -----------  ----------------
                                                                          (DOLLARS IN THOUSANDS)
Pay fixed/receive variable (payable swap)....................  $  50,000       6.78%       5.43%  October 1998


                                                                                DECEMBER 31, 1996
                                                               ---------------------------------------------------
                                                               NOTIONAL      WEIGHTED AVERAGE
                                                                AMOUNT        INTEREST RATE
                                                               ---------  ----------------------
TYPE                                                                        PAID      RECEIVED    MATURITY DATE(S)
-------------------------------------------------------------             ---------  -----------  ----------------
                                                                          (DOLLARS IN THOUSANDS)
Pay fixed/receive variable (payable swap)....................  $  50,000       7.78%       5.11%  October 1998

    The net spread (expense) on interest rate swaps of approximately ($916,000), ($1,355,000) and ($1,892,000) in 1996, 1995 and 1994, respectively, is included in interest expense on savings accounts in the accompanying Consolidated Statements of Operations. Savings pledged mortgage-backed certificates as collateral on the swap agreements. The pledged securities had an amortized cost of $3,264,000 and a market value of $3,265,000 at December 31, 1996.

    At December 31, 1996, Savings was a participant in interest rate cap programs ("Caps") as another means to manage interest rate risk. The aggregate notional principal amount is $100 million with a remaining term of 19 months, which provides for payments of interest to Savings if the indices upon which the Caps are based exceed a weighted average rate of 8.00%. Amortization of the fees Savings was required to pay in order to participate in the Caps was $106,000, $171,000 and $122,000 for the years ended December 31, 1996, 1995 and 1994, respectively, and is included in interest expense on savings accounts in the accompanying Consolidated Statements of Operations. The remaining unamortized amount of such fees was $138,000 at December 31, 1996. During 1995 and 1994, Savings received payments of $87,000 and $103,000, respectively, and recognized $87,000 and $365,000 as a reduction to interest expense under the Caps. Savings had no risk of loss due to caps as of December 31, 1996.

    Savings and its subsidiary are involved in litigation arising in the normal course of business. Although the legal responsibility and financial impact with respect to such litigation cannot be ascertained, Savings does not anticipate that these matters will result in payment by Savings of monetary damages that in the aggregate would be material in relation to the consolidated statements of operations of Savings.

    Pursuant to the assistance agreement dated March 6, 1987, the FSLIC agreed to indemnify Savings against certain losses attributable to assets and liabilities acquired from South Bay. Certain of those losses resulted in a tax benefit to the institution which, under the terms of the assistance agreement, may require the institution to reimburse FDIC (as successor in interest to the FSLIC) for a portion of the tax benefits. The estimated amounts of such benefits due FDIC have been accrued and are not material to the consolidated financial statements.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 14: STOCKHOLDER'S EQUITY

    The Financial Institutions Reform, Recovery and Enforcement Act of 1989 (FIRREA) included dividend restrictions for savings associations. The dividend restrictions require savings associations to give the Office of Thrift Supervision (OTS) thirty days written notice prior to the declaration of a dividend. In addition, savings associations are required to meet certain regulatory capital requirements and net income requirements prior to the declaration of a dividend.

    Savings is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on Savings' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Savings must meet specific capital guidelines that involve quantitative measures of Saving's assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Savings' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

    Quantitative measures established by regulation to ensure capital adequacy require Savings to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1996, that Savings meets all capital adequacy requirements to which it is subject.

    As of December 31, 1996, the most recent notification from OTS categorized the Bank as WELL CAPITALIZED under the regulatory framework for prompt corrective action. To be categorized as WELL CAPITALIZED Savings must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 14: STOCKHOLDER'S EQUITY (CONTINUED)
    The Bank's actual capital amounts and ratios are also presented in the table. No amount was deducted from capital for interest rate risk.

                                                                                       DECEMBER 31, 1996
                                                                     -----------------------------------------------------
                                                                                                                   TO BE
                                                                                                                   WELL
                                                                                                                 CAPITALIZED
                                                                                                                 FOR
                                                                                                                  PROMPT
                                                                                           MINIMUM FOR CAPITAL   CORRECTIVE
                                                                                                                  ACTION
                                                                            ACTUAL          ADEQUACY PURPOSES    PROVISIONS
                                                                     --------------------  --------------------  ---------
                                                                       RATIO     AMOUNT      RATIO     AMOUNT      RATIO
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                                    (DOLLARS IN THOUSANDS)
Stockholder's equity, and ratio to total assets....................       7.9%  $  21,003
                                                                     ---------
Intangible assets..................................................                    39
                                                                                ---------
Tangible capital and ratio to adjusted total assets................       7.9%  $  21,042       1.5%  $   3,980
                                                                     ---------  ---------  ---------  ---------
                                                                                ---------             ---------
Tier 1 (core) capital and ratio to adjusted total assets...........       7.9%  $  21,042       4.0%  $  10,611       5.0%
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                                ---------             ---------
Tier 1 capital and ratio to risk-weighted assets...................      16.9%  $  21,042                             6.0%
                                                                     ---------  ---------                        ---------
                                                                                ---------
Allowance for loan and lease losses................................             $   1,642
                                                                                ---------
                                                                                ---------
Subordinated debentures............................................                     -
                                                                                ---------
                                                                                ---------
Tier 2 capital.....................................................             $   1,642
                                                                                ---------
                                                                                ---------
Total risk-based capital and ratio to risk-weighted assets.........      18.2%  $  22,684       8.0%  $   9,952      10.0%
                                                                     ---------  ---------  ---------  ---------  ---------
                                                                                ---------             ---------
Total assets.......................................................             $ 265,273
                                                                                ---------
                                                                                ---------
Adjusted total assets..............................................             $ 265,312
                                                                                ---------
                                                                                ---------
Risk-weighted assets...............................................             $ 124,406
                                                                                ---------
                                                                                ---------

                                                                      AMOUNT
                                                                     ---------
Stockholder's equity, and ratio to total assets....................
Intangible assets..................................................
Tangible capital and ratio to adjusted total assets................
Tier 1 (core) capital and ratio to adjusted total assets...........  $  13,266
                                                                     ---------
                                                                     ---------
Tier 1 capital and ratio to risk-weighted assets...................  $   7,464
                                                                     ---------
                                                                     ---------
Allowance for loan and lease losses................................
Subordinated debentures............................................
Tier 2 capital.....................................................
Total risk-based capital and ratio to risk-weighted assets.........  $  12,441
                                                                     ---------
                                                                     ---------
Total assets.......................................................
Adjusted total assets..............................................
Risk-weighted assets...............................................

                                                                                        JUNE 30, 1997
                                                                    ------------------------------------------------------
                                                                                                                   TO BE
                                                                                                                   WELL
                                                                                                                 CAPITALIZED
                                                                                                                 FOR
                                                                                                                  PROMPT
                                                                                           MINIMUM FOR CAPITAL   CORRECTIVE
                                                                                                                  ACTION
                                                                           ACTUAL           ADEQUACY PURPOSES    PROVISIONS
                                                                    ---------------------  --------------------  ---------
                                                                      RATIO      AMOUNT      RATIO     AMOUNT      RATIO
                                                                    ---------  ----------  ---------  ---------  ---------
                                                                              (DOLLARS IN THOUSANDS, UNAUDITED)
Stockholder's equity, and ratio to total assets...................      12.8%  $   21,298
                                                                    ---------
Intangible assets.................................................                   (149)
                                                                               ----------
Tangible capital and ratio to adjusted total assets...............      12.8%  $   21,149       1.5%  $   2,489
                                                                    ---------  ----------  ---------  ---------
                                                                               ----------             ---------
Tier 1 (core) capital and ratio to adjusted total assets..........      12.8%  $   21,149       4.0%  $   6,624       5.0%
                                                                    ---------  ----------  ---------  ---------  ---------
                                                                               ----------             ---------
Tier 1 capital and ratio to risk-weighted assets..................      28.0%  $   21,149                             6.0%
                                                                    ---------  ----------                        ---------
                                                                               ----------
Allowance for loan and lease losses...............................             $      950
                                                                               ----------
                                                                               ----------
Subordinated debentures...........................................                      -
                                                                               ----------
                                                                               ----------
Tier 2 capital....................................................             $      950
                                                                               ----------
                                                                               ----------
Total risk-based capital and ratio to risk-weighted assets........      29.3%  $   22,099       8.0%  $   6,043      10.0%
                                                                    ---------  ----------  ---------  ---------  ---------
                                                                               ----------             ---------
Total assets......................................................             $  166,102
                                                                               ----------
                                                                               ----------
Adjusted total assets.............................................             $  165,593
                                                                               ----------
                                                                               ----------
Risk-weighted assets..............................................             $   75,533
                                                                               ----------
                                                                               ----------

                                                                     AMOUNT
                                                                    ---------
Stockholder's equity, and ratio to total assets...................
Intangible assets.................................................
Tangible capital and ratio to adjusted total assets...............
Tier 1 (core) capital and ratio to adjusted total assets..........  $   8,280
                                                                    ---------
                                                                    ---------
Tier 1 capital and ratio to risk-weighted assets..................  $   4,532
                                                                    ---------
                                                                    ---------
Allowance for loan and lease losses...............................
Subordinated debentures...........................................
Tier 2 capital....................................................
Total risk-based capital and ratio to risk-weighted assets........  $   7,553
                                                                    ---------
                                                                    ---------
Total assets......................................................
Adjusted total assets.............................................
Risk-weighted assets..............................................

                 STANDARD PACIFIC SAVINGS, F.A. AND SUBSIDIARY

        FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND 1996 (UNAUDITED) AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1996

NOTE 15: SUBSEQUENT EVENT

    In June 1997, SPC entered into a definitive agreement (the "Agreement") to sell its ownership in Savings. Under the Agreement, among other things, the SPC is required to cause Savings to sell or distribute all investment securities not designated for retention, any and all derivative instruments, all loan receivables, including accrued interest thereon and rights to service loans for others and amounts receivable therewith as well as any real estate owned prior to the closing of the transaction. Additionally, with the exception of those designated for retention, Federal Home Loan Bank ("FHLB") advances shall be repaid and investments in FHLB stock shall be reduced to the minimum required by the FHLB.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE PUBLIC OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                               -----------------

                               TABLE OF CONTENTS

                               -----------------

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................     3
Risk Factors..............................................................     9
Price Range of Class A Common Stock and Dividend Policy...................    17
Capitalization............................................................    18
Selected Consolidated Financial Data......................................    19
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................    21
Business..................................................................    35
Management................................................................    58
Principal and Selling Stockholders........................................    60
Description of Capital Stock..............................................    62
Shares Eligible for Future Sale...........................................    65
Underwriting..............................................................    66
Legal Matters.............................................................    67
Experts...................................................................    67
Available Information.....................................................    67
Incorporation of Certain Documents by Reference...........................    68
Index to Financial Statements.............................................   F-1

                                2,950,000 SHARES

                                 FIRST ALLIANCE
                                  CORPORATION

                              CLASS A COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------

FRIEDMAN, BILLINGS, RAMSEY & CO., INC.

                            BEAR, STEARNS & CO. INC.

                                                           MONTGOMERY SECURITIES

                               September 12, 1997

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